As filed with the Securities and Exchange Commission on June 22, 2011
Registration No. 333-165557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

IRONPLANET, INC.
(Exact Name of Corporation as Specified in Its Charter)

Delaware	7389	04-3450136
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
4695 Chabot Drive, Suite 102
Pleasanton, California 94588
(925) 225-8800
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Gregory J. Owens
Chairman and Chief Executive Officer
IronPlanet, Inc.
4695 Chabot Drive, Suite 102
Pleasanton, California 94588
(925) 225-8800
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

John V. Bautista, Esq. Karen A. Dempsey, Esq. Sirena M. Roberts, Esq. Orrick Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, California 94025 Telephone: (650) 614-7400 Facsimile: (650) 614-7401	Jeffrey D. Saper, Esq.
Robert G. Day, Esq.
Michael Nordtvedt, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 493-9300
Facsimile: (650) 493-6811

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 22, 2011

Preliminary Prospectus

          shares

Common Stock

This is the initial public offering of shares of common stock of IronPlanet, Inc. Prior to this offering, there has been no public market for our common stock. We are offering          shares, and the selling stockholders identified in this prospectus, are offering          shares of our common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The initial public offering price is expected to be between $      and $      per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “IRON.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to IronPlanet, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

To the extent the underwriters sell more than           shares of common stock, the selling stockholders have granted the underwriters an option to purchase up to          additional shares of common stock, at the initial public offering price less the underwriting discounts and commissions, to cover overallotments. The underwriters can exercise this option at any time within 30 days of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on           , 2011.

J.P. Morgan	Deutsche Bank Securities

Piper Jaffray	Needham & Company, LLC

, 2011

GLOBAL MARKETPLACE FOR USED EQUIPMENT

CREATING GREAT BUYING AND SELLING OPPORTUNITIES

IRONPLANET.COM

Iron PLANET GLOBAL MARKETPLACE FOR USED EQUIPMENT CREATING CREAT BUYING AND CELLING OPPORTUNITIES CONTRACTORS CONSTRUCTION COMPANIES INDUSTRIAL PRODUCERS DEALERS BROKERS FINANCIAL INSTITUTIONS ORIGINAL MANUFACTURERS RENTAL COMPANIES IRONPLANET.COM MCCANIN. IRON PLANET S-1 Grahics Front Cover

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until          , 2011, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to your investment decision. Before deciding whether to buy shares of our common stock, you should read this summary and the more detailed information in this prospectus, including the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

Overview

We are a leading online marketplace for used heavy equipment. We believe that the online channel is increasingly becoming a preferred method for buying and selling used heavy equipment, and our long-term goal is to be the leading global marketplace for used heavy equipment and other capital assets. Our exclusively online model allows us to match supply and demand globally for used heavy equipment, while achieving greater reach, price performance and efficiency relative to the fragmented network of brokers, dealers and physical auction houses that have traditionally served this market. In 2010, our online marketplace connected over 2,300 unique sellers to over 8,600 unique buyers, from among 15,600 unique bidders located across 112 countries, who bought approximately 32,800 individual pieces of equipment.

As a marketplace, our customers are both sellers and buyers of used heavy equipment. Sellers and buyers include a broad mix of equipment owners ranging from large multi-national corporations to sole proprietors. These include original equipment manufacturers, or OEMs, re-marketing and finance organizations, construction and contracting companies, equipment rental companies, equipment dealers and farming and mining companies. Today, equipment sold through our marketplace is used primarily in the construction, mining and agriculture industries.

For sellers, our solutions are designed to maximize price performance, minimize time requirements and reduce sales-related expenses as compared to traditional methods. For buyers, we believe that our marketplace increases selection and market transparency, while reducing the time and investment required to search for, identify, evaluate and procure equipment. A key element of our online marketplace is our proprietary inspection and report process, which we refer to as our IronClad Assurance. Our IronClad Assurance provides buyers with confidence and trust in the condition of the equipment listed in our marketplace. To increase supply in our marketplace, we employ a direct salesforce to assist existing and prospective equipment sellers. To increase demand in our marketplace, we use our technology along with our marketplace operations group to attract buyers to our online marketplace, stimulate bidding activity and assist them in their buying process.

We generate revenue principally from sellers through commissions, as well as listing and inspection fees. We also generate revenue from buyers through transaction fees. Our revenue is dependent on the total gross merchandise volume, or GMV, of equipment sold through our marketplace. Over the last five years, our GMV has grown from $163 million in 2006 to $494 million in 2010. Our revenue has increased from $14.9 million in 2006 to $58.6 million in 2010.

Industry Background

The market for heavy equipment is large, established and global. Demand for heavy equipment is driven by worldwide economic development, government spending on infrastructure, and a continual need by equipment operators to replace and upgrade their equipment. This equipment is used in key sectors of the economy, such as the construction, mining and agriculture industries. Heavy equipment assets generally have long useful lives, driven by manufacturing durability, generally limited product changes and broad industry application. This longevity and durability gives rise to a large global stock of functional used equipment. According to research we commissioned by Manfredi & Associates, a market research firm that specializes in the heavy equipment industry, the average value of the worldwide fleet of used heavy equipment was estimated to be more than $500 billion between 2006 and 2008, of which over $100 billion was resold annually. The market for secondary sales of heavy equipment has been characterized by disparate sellers and buyers and, as a result, local brokers and OEM-branded dealers have controlled much of the market historically. While these businesses serve a necessary function, their limited geographic footprint, narrow service offering and lack of scale and transparency create inefficiencies for both sellers and buyers.

The development of the Internet and e-commerce has given rise to the online marketplace as a more efficient channel for buying and selling used heavy equipment. The online channel matches supply with demand across geographies, reduces the time and costs for sellers and buyers to transact and avoids the limitations of physical proximity. We believe that the online channel will become the preferred platform for buying and selling used heavy equipment throughout the world.

Market Opportunity

Sellers and buyers of used heavy equipment are burdened with significant challenges and inefficiencies using traditional channels. We believe that there is a significant opportunity for an online marketplace for used heavy equipment that better matches supply and demand, and reduces the cost, time and friction associated with buying and selling equipment. To be successful, a company with this model must ensure the integrity of its marketplace and build trust on the part of both sellers and buyers as to the accuracy, legitimacy and certainty of transactions. Moreover, the marketplace must provide sufficient liquidity to ensure enough demand for sellers and supply for buyers.

Our Solution

Our online marketplace is designed to meet the needs of used heavy equipment sellers and buyers globally. We believe that our online marketplace solutions and processes offer distinct benefits to both sellers and buyers of used heavy equipment, providing substantial advantages compared to traditional used heavy equipment sales channels. Key advantages of our online model include the following.

Key Benefits for Sellers

•	Global Reach. We provide sellers access to our global pool of active buyers, increasing marketplace transparency, liquidity and price realization. During 2010, our North American Featured Marketplace events, which are scheduled public online auction events typically held once a week, attracted on average more than 700 unique bidders based in 30 countries.

•	Flexible, Turn-Key Solutions. We provide sellers the flexibility to choose from a number of marketplace solutions, which enables sellers to choose the format that best suits their business, liquidity and inventory needs.

•	Continuous Market Access. We provide sellers with regular market access regardless of where their equipment is located. Our Featured Marketplace is held typically once a week and our Daily Marketplace operates 365 days a year.

•	Cost Efficiency. Our field-based sales and inspections teams help limit the time and resources required of sellers to prepare items for sale. Our process also allows sellers to avoid unnecessary sales-related transportation and “make-ready” costs.

•	Transaction Speed and Certainty. We have designed our marketplace offering to minimize the end-to-end sales process time. In particular, our online solution eliminates the need for sellers to transport equipment to physical sites for sale, and our field inspection reports and our IronClad Assurance reduce the time buyers require to evaluate equipment.

Key Benefits for Buyers

•	Broad Selection. We provide buyers with a broad selection of equipment across multiple geographies, industries, manufacturers, price points and equipment condition. During 2010, our North American Featured Marketplace events on average included over 650 items across a range of industrial uses, price points, OEM brands and product quality parameters.

•	Quality Assurance. We have created a proprietary inspection process to provide buyers with confidence in the condition of the equipment listed in our marketplace. Buyers can access and evaluate our detailed inspection reports online, and our IronClad Assurance instills trust in the accuracy of these inspection reports.

•	Convenience. Buyers are able to search, identify, evaluate and procure equipment at any time through our convenient, user friendly website. Our model is designed to minimize the need for involvement throughout the process, as well as reduce the total time necessary to successfully procure equipment.

•	Cost-Efficient Process. We enable buyers to search, identify, evaluate and bid for equipment online, reducing costs required to search for and bid on equipment located in physically disparate locations.

•	Market Fairness and Transparency. We enforce strict rules among sellers and buyers that provide for open and transparent bidding activity. We believe that these rules encourage buyers to participate with greater confidence in the process.

IronPlanet Competitive Advantages

We believe that our business model provides us a number of competitive advantages that enhance our ability to continue to grow our business and expand our profitability, including our:

•	scale, network effect and marketplace liquidity;

•	proprietary inspection process and IronClad Assurance;

•	capital-efficient business model;

•	direct relationships with sellers; and

•	portable and flexible business model.

Our Strategy

We seek to become the leading platform for buying and selling used heavy equipment by expanding our market coverage and offering a superior service. Key elements of our strategy include the following:

•	increase penetration in our key North American market;

•	integrate into the business processes of large, regular sellers;

•	continue our expansion into international markets;

•	strengthen our brand and enhance the user experience;

•	invest in technology and infrastructure to improve services and operating efficiency; and

•	add new asset categories to our marketplace.

Risks Associated with our Business

Our business, financial and operating performance and growth prospects are subject to a number of risks, which you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, among others:

•	our ability to increase the supply of and demand for used heavy equipment for sale in our marketplace;

•	volatility in our annual and quarterly results of operations;

•	a decline in the construction and heavy equipment industries;

•	competition, particularly from larger, established companies with greater financial resources and name recognition;

•	risks associated with international operations and emerging markets;

•	our performance on guarantee and purchase arrangements;

•	our ability to retain our high volume sellers;

•	our ability to grow, integrate, manage and retain our salesforce and inspection services personnel; and

•	our ability to continue to establish and expand the IronPlanet brand and the acceptance of our IronClad Assurance.

Corporate Information

We were incorporated in Delaware on January 6, 1999, under the name Federal Sales Corp. We changed our name to IronPlanet.com, Inc. on November 2, 1999, and changed our name to IronPlanet, Inc. on November 18, 2009. Our principal executive offices are located at 4695 Chabot Drive, Suite 102, Pleasanton, California 94588, and our telephone number is (925) 225-8800. Our website is www.ironplanet.com. The information on, or that can be accessed through, our website is not part of this prospectus.

In this prospectus, the terms “we,” “us,” “our,” and “IronPlanet” refer to IronPlanet, Inc. and its subsidiaries.

The marks “IronPlanet®,” “IronClad Assurance®,” and our logo are our registered trademarks. We also own the trademark “IronPlanet Motorstm.”All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered:

By us	shares

By the selling stockholders	shares

Total	shares

Overallotment option	The underwriters have an option to purchase additional shares of common stock from the selling stockholders to cover overallotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the proceeds from this offering for general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	IRON

Risk factors	See “Risk Factors” beginning on page 9 of this prospectus and the other information in this prospectus for a discussion of the risks you should consider before deciding to invest.

The number of shares of our common stock outstanding after this offering is based on 22,436,962 shares of our common stock outstanding as of March 31, 2011, and excludes, as of March 31, 2011:

•	an aggregate of 175,836 shares of common stock available for issuance under our 1999 Stock Plan;

•	1,632,500 additional shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2011 Equity Incentive Plan, which will become effective upon completion of this offering;

•	4,825,939 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock granted pursuant to our 1999 Stock Plan at a weighted average exercise price of $3.04 per share; and

•	310,943 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.93 per share.

Unless otherwise noted, all information in this prospectus reflects or assumes the following:

•	a 1-for-2 reverse stock split of our common stock and preferred stock to be effected immediately prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	no exercise of the overallotment option by the underwriters;

•	no exercise of options or warrants outstanding as of March 31, 2011;

•	the conversion of all of our outstanding preferred stock into an aggregate of 17,523,274 shares of our common stock upon completion of this offering (which will occur automatically pursuant to the terms of our certificate of incorporation only if this offering results in aggregate gross proceeds to us of not less than $20 million and a price-per-share to the public of not less than $12.00 per share); and

•	the filing of our amended and restated certificate of incorporation, in connection with the consummation of this offering.

Summary Consolidated Financial and Other Information

The following tables summarize consolidated financial and other data for the periods indicated. The consolidated statements of operations data for each of the three years ended December 31, 2008, 2009 and 2010, are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for each of the three months ended March 31, 2010 and 2011, and the consolidated balance sheet data as of March 31, 2011, are derived from, and qualified by reference to, our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normally recurring adjustments, necessary to present fairly our financial position and results of operations and cash flows for the three months ended March 31, 2010 and March 31, 2011. The results of the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other interim period or for any other future year. You should read all of this information in conjunction with our consolidated financial statements and the accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$34,989	$54,674	$58,559	$16,208	$17,686
Cost of revenue (1)	7,508	11,978	13,872	3,496	3,939

Gross profit	27,481	42,696	44,687	12,712	13,747
Operating expenses (1):
Sales and marketing	16,991	23,890	30,825	7,798	9,960
Technology	1,692	2,781	2,429	930	650
General and administrative	7,026	10,865	10,599	3,411	3,295

Total operating expenses	25,709	37,536	43,853	12,139	13,905

Income (loss) from operations	1,772	5,160	834	573	(158)
Interest income	413	64	32	2	108
Other non-operating expense (1)	(21)	(1,072)	(2,802)	(551)	(236)

Income (loss) before taxes	2,164	4,152	(1,936)	24	(286)
Income tax provision (benefit) (2)	313	(8,696)	3,778	452	607

Net income (loss)	$1,851	$12,848	$(5,714)	$(428)	$(893)

Net income (loss) per share:
Basic	$0.63	$3.94	$(1.29)	$(0.11)	$(0.19)

Diluted	$0.08	$0.54	$(1.29)	$(0.11)	$(0.19)

Weighted average shares outstanding:
Basic	2,961	3,260	4,414	3,918	4,790

Diluted	21,981	23,724	4,414	3,918	4,790

Pro forma net income (loss) per share (unaudited) (3):
Basic			$(0.26)		$(0.04)

Diluted			$(0.26)		$(0.04)

Pro forma weighted average shares outstanding (unaudited) (3):
Basic			22,052		22,314

Diluted			22,052		22,314

	As of March 31, 2011
			Pro Forma as
	Actual	Pro Forma (3)	Adjusted (4)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,849	$36,849
Working capital (5)	24,474	25,181
Total assets	83,515	83,515
Total liabilities	52,551	51,844
Convertible preferred stock	52,278	—
Total stockholders’ equity (deficit)	(21,314)	31,670

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)

Other Financial and Operating Data:
Adjusted EBITDA (6)	$2,649	$7,298	$3,629	$1,557	$631
Adjusted EBITDA less capital expenditures (6)	1,205	5,641	2,338	1,339	376

Gross Merchandise Volume (7):
North America	$337,940	$412,874	$449,553	$116,738	$148,062
International	3,611	45,556	44,788	13,086	13,685

Total	$341,551	$458,430	$494,341	$129,824	$161,747

Revenue:
North America	$34,691	$49,517	$53,469	$14,449	$16,272
International	298	5,157	5,090	1,759	1,414

Total	$34,989	$54,674	$58,559	$16,208	$17,686

Adjusted EBITDA (6):
North America	$5,598	$10,420	$8,698	$2,551	$2,073
International	(2,949)	(3,122)	(5,069)	(994)	(1,442)

Total	$2,649	$7,298	$3,629	$1,557	$631

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)

Cost of revenue	$38	$47	$188	$41	$59
Sales and marketing expenses	105	148	402	78	124
Technology expenses	35	809	497	419	37
General and administrative expenses	191	288	556	160	273
Other non-operating expense*	21	935	834	474	—

Total stock-based compensation	$390	$2,227	$2,477	$1,172	$493

*	Related to an equity award held by a former employee. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Years Ended December 31, 2008, 2009 and 2010—Other Non-Operating Expense” for more information.

(2)	Reflects the one-time release of substantially all of our U.S. federal and state net deferred tax valuation allowance in the fourth quarter of 2009 and an increase in the valuation allowance to fully reserve California state deferred tax assets in the fourth quarter of 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Income Tax Provision (Benefit)” for more information.

(3)	Reflects on a pro forma basis the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2011 into 17,523,274 shares of our common stock (which will occur automatically pursuant to the terms of our certificate of incorporation only if this offering results in aggregate gross proceeds to us of not less than $20 million and a price-per-share to the public of not less than $12.00 per share).

(4)	Reflects on a pro forma basis the conversion described in note 3 above and, on an adjusted basis, the receipt by us of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(5)	Working capital is defined as current assets minus current liabilities.

(6)	We define Adjusted EBITDA as net income adjusted for stock-based compensation, performance warrants, interest income, income tax provision, depreciation and amortization and deferred offering costs. We define Adjusted EBITDA less capital expenditures as Adjusted EBITDA less capital expenditures. See note 4 to “Selected Consolidated Financial and Other Data” for more information and a reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net income calculated in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

(7)	Gross Merchandise Volume, or GMV, represents the total value of all items sold in our marketplace, excluding our Private Marketplace, during a period. It is not a measure of our financial performance or revenue and is not presented in our consolidated financial statements. Our definition of GMV may differ from that used by other participants in our industry. We believe that revenue, which is the most directly comparable measure in our statement of operations, and certain other financial and operating data, are best understood by considering their relationship to GMV. Revenue represents the revenue we earn in the course of conducting transactions through our marketplace from seller commissions, seller listing and inspection fees and buyer transaction fees.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, our business, financial condition, and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or a part of your investment. Please read “Special Note Regarding Forward-Looking Statements and Industry Data.”

Risks Related to Our Business and Industry

The success of our business depends on our ability to increase the supply of and demand for used heavy equipment for sale in our marketplace, and we may not be successful in doing so.

The success of our online marketplace and our growth prospects depend on our ability to provide a liquid marketplace for the sale and purchase of used heavy equipment. We believe that an increased supply of used heavy equipment would allow us to attract and retain active buyers to purchase the equipment and would support the continued growth of our gross merchandise volume, or GMV, and revenue. Increasing the supply of and demand for used heavy equipment in our marketplace depend on various factors, including:

•	developing and retaining an effective salesforce that sources used heavy equipment from a variety of sellers;

•	increasing awareness of and confidence in our brand among sellers and buyers of used heavy equipment;

•	the continued production and availability of new heavy equipment to market participants;

•	general economic conditions and the related impact on prices of used heavy equipment, which affects sellers’ willingness to supply and buyers’ willingness to purchase equipment for sale in our marketplace; and

•	competition from other operators of used heavy equipment disposition channels, many of whom have greater financial resources and name recognition than we do.

If we do not increase the supply of and demand for used heavy equipment available for sale in our online marketplace, or if we do not otherwise attract a sufficient number of new sellers, our GMV and revenue would likely be adversely affected.

Our annual and quarterly revenue and results of operations are difficult to forecast and subject to fluctuations, and, as a result, we may fail to meet the expectations of securities analysts and investors, which could cause volatility and a decline in the trading price of our common stock.

Our results of operations could vary significantly from quarter to quarter and from year to year. In the past, we have seen an increase in sales in the second quarter, when many of our buyers typically prepare for construction projects, and also the fourth quarter, when our sellers often sell equipment prior to the end of the year. These trends, however, may differ materially from our expectations, and we may experience unanticipated fluctuations in our GMV and our revenue. Our customers often do not have consistent, long-term visibility into their used heavy equipment needs, and as a result, it is difficult for us to accurately forecast the supply of equipment coming to our marketplace and our GMV and to appropriately plan for expenses. If we fail to accurately forecast our GMV or appropriately plan for expenses, our quarterly or annual results of operations may be adversely impacted. Additional factors that could affect our quarterly or annual operating results include:

•	our ability to increase and effectively deploy our salesforce;

•	our ability to consistently offer a broad selection of equipment in our marketplace;

•	an overall reduction in demand for used heavy equipment in industries such as construction or a saturation in supply of certain types of equipment;

•	an overall reduction in the supply of or a significant shift in the mix of used heavy equipment being sold;

•	our customers’ inventory levels;

•	foreign currency exchange rate fluctuations;

•	the effect of macroeconomic conditions; and

•	increased competition in our industry.

If our results of operations fall below the expectations of industry or securities analysts or investors, it could cause volatility and a decline in the trading price of our common stock.

A decline in used heavy equipment prices or a significant shift in the mix of equipment offered for sale could adversely affect our results of operations.

The price of used heavy equipment could significantly decline based on a number of factors, especially recessionary economic conditions generally and in the construction industry in particular. Low equipment prices may cause potential sellers to be more reluctant to list their equipment for sale through our marketplace. For example, in the fourth quarter of 2008, used heavy equipment prices declined significantly, across virtually all categories, models and manufacturers, which coincided with the general economic and financial market crisis. As a result, equipment owners deferred decisions to sell equipment and the selling prices of equipment sold in our marketplace were significantly reduced. In addition, 2010 marked the third consecutive year of extreme weakness in the construction industry, resulting in an increase of older and lower value equipment being sold in our marketplace, which in turn adversely affected our results of operations. Decreased selling prices for used heavy equipment impacts our revenue, as a significant portion of our revenue consists of seller commissions and buyer transaction fees, which are based on the final selling price of equipment.

The recent economic downturn and ongoing economic uncertainty has adversely affected and is likely to continue to adversely affect the heavy equipment and construction industries, as well as many of our customers, and has and may continue to adversely affect our revenue and results of operations.

The recent and prolonged economic downturn and ongoing economic uncertainty over the last three years has resulted in a general tightening in credit markets, lower levels of liquidity, increases in default and bankruptcy rates, and depressed levels of activity in the residential and commercial construction industries. These negative market factors combined to produce a significant supply constraint in the used heavy equipment market during this period. Many equipment fleet owners deferred decisions to purchase new equipment or upgrade their fleets, and OEM’s significantly reduced their production of new equipment in response to weakening demand. Additionally, many sellers chose not to sell idle equipment due to declining equipment values. As a result, the level of transactions declined significantly in the used heavy equipment market during this period, and the mix of equipment generally being offered for sale shifted to older and lower value items. These market factors had a significant negative impact on the volume and mix of equipment listed for sale in our marketplace in 2010, which in turn had a negative impact on our GMV and revenue and the overall growth of our business in 2010. These challenging conditions may continue to have a negative impact on the operations, financial condition and liquidity of many of our customers and, as a result, may continue to negatively impact the volume of equipment listed for sale in our marketplace and the prices of equipment sold in our marketplace, thereby having a further negative impact on our revenue and our ability to grow our business. If our sellers choose not to sell their assets as a result of current economic conditions, our buyers are unable to purchase equipment based on their inability to obtain sufficient financing or are unwilling to do so given the prevailing market climate, or if our customers are in general financial distress, our operations may be negatively impacted and our GMV and revenue from our marketplace may decrease. The timing and degree of a full economic recovery and the recovery of our customers’ industries remains uncertain, and there can be no assurances that conditions will improve. If the economic uncertainty continues to have a negative impact on our customers and on the volumes of used heavy equipment for sale, our revenue and results of operations could be further adversely impacted.

Competition in the market for used heavy equipment could adversely affect our growth prospects and results of operations.

Most sales of used heavy equipment continue to be conducted offline through dealers, brokers and individual end-user to end-user sales. The auction market in which we compete is highly fragmented and intensely competitive and the majority of such auctions are conducted in the traditional offline manner. We compete directly for potential purchasers of used heavy equipment with other national and regional auction companies. Our indirect competitors include original equipment manufacturers, or OEMs, and independent equipment dealers, rental companies and brokers, as well as traditional and online listing services.

Many of the national and regional auction companies with whom we compete have longstanding and personal ties with sellers and buyers of used heavy equipment in the regions in which they operate, have significantly greater financial and marketing resources and name recognition than we do, and have traditionally offered sellers guarantees on a large percentage of equipment sales and cash advances on proceeds from equipment sales, which is attractive to many sellers. During the recent economic downturn, supply of used heavy equipment was constrained and many of our competitors increased the use of offers of guarantees and advances of proceeds to sellers to entice sellers to use their services. Such ties may make it more difficult for us to gain market acceptance in certain regions or may require us to reduce our commissions or assume greater risk in guarantee, cash advance or purchase arrangements in order to increase market share. Such commission reductions or increased risk could aversely affect our business and results of operations.

Our existing and future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. Traditional competitors may also start to compete against us by offering online auction services. For example, in 2008 certain Caterpillar dealers began to provide online auction services for used heavy equipment. If we are unable to compete successfully our growth prospects and results of operations may be adversely affected.

We may be unsuccessful in expanding our operations internationally, which could adversely affect our results of operations.

In 2008 and 2009, we began expanding our presence outside of North America. In 2009, we held our first European marketplace event, and in the first quarter of 2011, we held our first marketplace event in the United Arab Emirates, or U.A.E. In 2009, 2010 and the first quarter of 2011, revenue attributable to markets outside North America accounted for approximately 9.4%, 8.7% and 8.0%, respectively, of our total revenue. We intend to expand our international operations, primarily in Europe and the U.A.E. Our ability to continue our international expansion involves various risks, including the possibility that returns on such investments will not be achieved in the near future, or ever, and the difficulty of competing in markets with which we are unfamiliar.

Our international operations may also fail due to other risks inherent in foreign operations, including:

•	cultural differences, including potential ambivalence toward online marketplaces, which may make it more difficult for potential foreign customers to understand our value proposition;

•	varied, unfamiliar and unclear legal and regulatory restrictions, including different legal and regulatory standards applicable to Internet services, communications, privacy, data protection, auctioneering, vehicle dealer licensing, professional selling, and distance selling;

•	strains on our financial and other systems to properly administer VAT and other taxes;

•	unexpected changes in international regulatory requirements and tariffs;

•	legal, political or systemic restrictions on the ability of U.S. companies to do business in foreign countries;

•	difficulty in localizing our website for language and country-specific business requirements and regulations;

•	difficulties in staffing and managing foreign operations;

•	import and export restrictions;

•	potential adverse tax consequences;

•	foreign currency exchange rate fluctuations;

•	differing intellectual property laws that may not provide sufficient protection for our intellectual property; and

•	controls or other restrictions on foreign currency.

Our current and any future international expansion plans will require significant management attention and resources and may be unsuccessful. We may find it impossible or too expensive to continue to expand internationally or we may be unsuccessful in our attempt to do so, and our business, growth prospects and results of operations could be adversely impacted.

We may incur losses as a result of our guarantee and purchase arrangements, which would adversely affect our results of operations.

Although a substantial majority of our business is currently conducted on a straight commission basis, we have occasionally responded to, and will continue to respond to, requests from sellers to provide guarantee or purchase arrangements, pursuant to which we agree to:

•	guarantee a minimum level of sale proceeds to the seller, regardless of the final selling price of the equipment in our marketplace;

•	advance a portion of the expected sale proceeds to the seller, generally in connection with a guarantee; or

•	purchase the equipment outright and then sell it in our marketplace.

Equipment sold pursuant to a guarantee arrangement comprised 9.3%, 6.2%, 13.4% and 23.3% of our GMV in 2008, 2009, 2010 and the first quarter of 2011, respectively. Purchased equipment that was later resold through our marketplace comprised approximately 2.2%, 1.6%, 5.1% and 9.0% of GMV in 2008, 2009, 2010 and the first quarter of 2011, respectively. In 2010 and the first quarter of 2011, we entered into greater volumes of such arrangements than in prior periods as a result of the increased competition for supplies of used heavy equipment for sale, which was constrained during the recent economic downturn. The level of guaranteed proceeds or purchase price in these transactions is based on appraisals performed on equipment by our personnel. We assume more risk with these types of contracts than in our straight commission arrangements. Inaccurate appraisals or precipitous declines in demand or pricing of a particular type or types of equipment could result in our appraisal values exceeding the proceeds obtained though the sale of such equipment through our marketplace. If the selling prices are less than the amount that we guarantee or the purchase price we paid for equipment, we will incur a loss and our results of operations will be adversely affected.

If our high volume sellers stop selling used heavy equipment through our marketplace, or sell significantly lower volumes of equipment, our business would be harmed.

A significant amount of equipment sold in our marketplace is supplied by a limited number of high volume equipment sellers. Approximately 40.7%, 37.5%, 27.4% and 32.4% of our GMV was attributable to equipment listed and sold by our ten largest sellers in 2008, 2009, 2010 and the first quarter of 2011, respectively. Caterpillar Financial Services Corporation and its corporate affiliates are our largest sellers and collectively accounted for 15.5%, 11.9%, 8.0% and 7.9% of our revenue in 2008, 2009, 2010 and the first quarter of 2011, respectively. In addition, certain of these high volume sellers are affiliated with holders of our preferred stock, including Caterpillar Financial Services Corporation, Komatsu Financial and Volvo Financial Services and their respective corporate affiliates, and Ring Power Corporation. Upon completion of this offering and applicable lock-up periods, the entities affiliated with these sellers may sell their stockholdings. If these sellers no longer hold stock in our company, they may have less incentive to sell their equipment through our marketplace. If these, or other, high volume sellers stop selling equipment through our marketplace, or sell significantly lower volumes, our GMV and revenue would be adversely impacted.

If we fail to grow, integrate, manage and retain our salesforce, our growth prospects and results of operations may be adversely affected.

Our continued growth, expansion and ability to increase the supply of used heavy equipment in our marketplace depends in large part on the efforts of our salesforce. Our salesforce’s efforts are the principal drivers of the volume of equipment sold in our marketplace. We have rapidly increased our salesforce in recent years, and intend to further expand our salesforce both in North America and internationally. As a result of this rapid expansion, a significant portion of our salesforce has limited tenure with us. Less experienced sales persons are generally less productive than those with experience and take time to develop the customer relationships needed to obtain new sellers and supplies of equipment for our marketplace, which may adversely impact our operating results while our salesforce matures. Our growth prospects and operating results will be adversely affected if we do not successfully accomplish the following:

•	hire and retain a sufficient number of qualified sales personnel in key markets with the aptitude, skills and understanding to obtain a steady stream of quality used heavy equipment for sale in our marketplace;

•	adequately train our salesforce in the use and benefits of all our services, thereby making them more effective in attracting customers to our marketplace; and

•	increase our salesforce’s knowledge of the equipment that is sold in our marketplace and our customers.

As we expand into markets outside of North America, our revenue may be adversely impacted, as we do not have a substantial history of providing our solutions in foreign markets, in adapting to different local cultures or in complying with standards or regulatory policies necessary to successfully compete in those markets. We will therefore need to invest significant resources to build our salesforce and operations in such markets. In addition, as we expand our presence into industries that are relatively new to us, such as the mining and agricultural industries, our salesforce may lack the skills and experience necessary to attract sellers, equipment supplies and buyers sufficient to create a liquid market for such equipment. Development of our salesforce takes time and significant resources. If we are unable to timely expand into new markets or if we ultimately fail in our efforts, our growth prospects may be adversely affected.

We may not succeed in continuing to establish and expand the IronPlanet brand, which could prevent us from continuing to acquire customers and increase our GMV and revenue.

A significant component of our business strategy is continuing to establish and expand our IronPlanet brand and maintaining the confidence and trust that we believe distinguishes our IronClad Assurance. Without a strong brand we believe it will be difficult to attract sellers and active buyers to our marketplace. If we do not continue to establish and expand our brand, or if our brand is harmed by our actions or otherwise, we may fail to build the critical mass of sellers and buyers required to support the continued growth of our GMV and revenue. Promoting and positioning our brand will depend, among other things, on our ability to:

•	expand and strengthen our salesforce’s efforts to provide a consistent supply of used heavy equipment and other assets;

•	expand and strengthen our inspection services department to provide consistently accurate inspection reports, which serve as the basis for our IronClad Assurance;

•	establish and maintain a relationship of trust with our customers, especially through our IronClad Assurance; and

•	develop and improve the functionality and efficiency of our website, technology infrastructure and marketplace operations.

Our ability to provide a high quality and efficient customer experience is also dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of the equipment sold in our marketplace and the performance of third-party carriers who transport purchased equipment on behalf of buyers. If our customers are dissatisfied with the accuracy of our detailed inspection reports, or do not receive the equipment they purchased in a timely manner or in the condition that they expect, our customers may stop using our online marketplace to purchase equipment. In addition, the reputation of our IronClad Assurance may be harmed, which may cause us to lose sellers and buyers. Our failure to provide our customers with high quality and efficient customer experiences could substantially harm our reputation and adversely impact our efforts to develop IronPlanet as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, adversely affect our GMV, revenue and business.

Expanding our business into particular emerging markets may present additional regulatory risks beyond those associated with more developed international markets.

In addition to the numerous risks inherent in doing business in international markets that are discussed above, we may face additional challenges in certain markets that place restrictions on the export or import of used equipment, require direct partnership with local or government-run companies, impose tariffs that may make imported used equipment less attractive to buyers or adopt an online marketplace model more slowly. In addition, from time to time, the U.S. Congress may consider enacting legislation that could result in the imposition of protectionary quotas and tariffs on imports from certain countries into which we would like to expand. If those countries that are affected by such quotas and tariffs change their existing policies to retaliate and penalize the United States or businesses from the United States, our revenue could be further adversely impacted. If we are unsuccessful in expanding into these emerging markets, our growth prospects and results of operations may be adversely affected.

We may be unsuccessful in expanding our marketplace into additional asset categories, which could adversely affect our results of operations.

In early 2011, we launched IronPlanet Motors, an online marketplace featuring used automobiles, trucks and powersports equipment. Our ability to successfully create and operate such a marketplace, or future additional marketplaces, in asset categories outside of our traditional offerings of used heavy equipment involves various risks, including the possibility that returns on the initial investments needed to create such a marketplace will not be achieved in the near future, or ever, and that the management distraction resulting from such an undertaking may otherwise harm our business. In addition, we must hire and train a new salesforce dedicated to obtaining equipment in these additional asset categories, which takes time and significant resources to develop. We will also face competition in these new asset categories, such as used automobiles, trucks and powersports equipment, from other specialty online marketplaces, as well as traditional and online listing services for such equipment. Furthermore, attempts to improve brand awareness with respect to new asset categories will require us to increase advertising expense, but may ultimately prove to be ineffective. We may be unsuccessful in our attempt to expand our marketplace into additional asset categories, which could adversely affect our business, growth prospects and results of operations.

Our business depends on the continued growth and confidence in the Internet as a medium for buying and selling used heavy equipment.

The Internet is a relatively new medium for buying and selling used heavy equipment. Many sellers and buyers of used heavy equipment still conduct their business through traditional offline channels. These sellers and buyers may be hesitant to use the Internet as a medium for buying and selling used heavy equipment. In addition, concerns about integrity, fraud and privacy, Internet service disruptions and other problems may also discourage potential customers from participating in our online marketplace. Although we have developed processes and policies that encourage customers to have confidence in our online marketplace, we may not be successful in our efforts, and from time to time market participants may engage in dishonest market practices. Any negative impression, even if inaccurate, of how our marketplace events are conducted may diminish the trust that our customers place in the efficiency and quality of our marketplace and may drive away potential customers from using our marketplace. If traditional sellers and buyers of used heavy equipment are unwilling to conduct business on our website we may be unable to continue to attract new customers, which could adversely affect our GMV, revenue and results of operations.

If we fail to manage our growth effectively, our operating results could be adversely affected.

We have expanded our operations rapidly since our inception in 1999 and prior to 2010 experienced significant growth, though such growth slowed in 2010. We may attempt to expand our business into new equipment categories or increase our presence in existing categories. For example, part of our strategy is to increase our presence in the market for used mining and agricultural equipment, and we have expanded into categories outside of heavy equipment including automobiles, trucks and powersports equipment with the launch of IronPlanet Motors. There can be no assurance that our attempts at expanding our business will be successful. If we are unable to effectively implement our growth strategy or lose focus on our existing customers and markets, our reputation and ability to generate revenue from new or existing customers could be adversely affected. If our attempts at expansion are unsuccessful for any reason or if we lose focus on the used heavy equipment market, our results of operations may be adversely affected.

If one or more U.S. states or foreign jurisdictions successfully assert that we should collect or should have collected sales or other taxes on the sale of equipment, we could be subject to liability for past sales and our results of operations could be adversely affected.

Generally, U.S. state and local sales tax laws require all retailers to collect and remit sales taxes and file tax returns. Sales tax laws and rates vary greatly from state to state, and from country to country. Due to our role as an auction company, we are obligated to collect state and local sales tax from buyers and remit the sales tax to the appropriate taxing authorities, based on a buyer’s location, unless there is a valid exemption from sales tax available to the buyer. Certain sales tax exemptions that are regularly applicable in our business include exemptions related to resellers, export sales, agriculture, manufacturing, and forestry equipment, and motor vehicles. Based on our review of relevant tax laws and on certifications provided to us by buyers, a substantial portion of our marketplace transactions are exempt from U.S. state and local sales taxes. From time to time we are audited by tax authorities to assess whether we have collected sales tax on applicable transactions. Occasionally these audits have found that we have exempted certain transactions from sales tax that were not qualified to be exempted. Such findings, and any other successful assertion by one or more U.S. states or foreign countries that we should have collected sales or other taxes on the sale of equipment, could result in fines or subsequent sales tax assessments, which may adversely affect our results of operations.

Enactment of U.S. federal income tax legislation could negatively impact our effective tax rate.

President Obama’s administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed new tax legislation. Recent changes to the U.S. tax laws include, but are not limited to (1) limitations on the ability to claim and utilize foreign tax credits; (2) deferral of interest expense deductions until non-U.S. earnings are repatriated to the United States; and (3) taxing certain income from intangibles transferred overseas. Such changes, as well as changes to U.S. tax laws that may be enacted in the future, could negatively impact our effective tax rate.

Fluctuations in the value of the U.S. dollar and fluctuating foreign currencies could decrease bidding activity in our marketplace and may negatively impact our business, results of operations and financial position.

Equipment in our U.S. marketplace is priced in U.S. dollars, but attracts foreign bidders. All bidders at our U.S. marketplace events must bid for and purchase equipment in U.S. dollars. Increases in the value of the U.S. dollar relative to the bidders’ local currencies may reduce the prices they are willing to pay for equipment in our marketplace or discourage them from participating in our marketplace. A decrease in bidding activity or in bidders may adversely affect the liquidity of our marketplace, which in turn could adversely affect our revenue and results of operations.

In addition, with respect to our recent international expansion, a portion of our business is now denominated in Euros and as a result, fluctuations in foreign currencies may have an additional impact on our business, results of operations and financial position. Equipment in our European marketplace is priced in Euros. Significant fluctuations in the Euro could reduce the prices that bidders in those marketplace events are willing to pay for equipment in international marketplace or discourage them from participating in our international marketplace.

Both the value of the U.S. dollar and foreign currency exchange rates have fluctuated and may continue to fluctuate. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates that could adversely affect our results of operations. Fluctuations in the value of the U.S. dollar relative to other currencies affect our revenue, cost of revenue and operating expenses, and result in foreign currency transaction gains and losses. Currently, we are not a party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations for our international operations. We may seek to enter into hedging transaction in the future, but we may be unable to enter into those transactions successfully, on acceptable terms or at all. We cannot predict whether or not we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the Euro may decrease the value of our foreign assets, as well as decrease our revenue and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

Our business operations may be subject to a number of U.S. federal laws and regulations including export control regulations.

Our business operations may be subject to a number of U.S. federal laws and regulations, including the Export Administration Regulations, or EAR, maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, or OFAC, and the International Traffic in Arms Regulations, maintained by the Department of State. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees or restrictions on our operations. Although we have implemented procedures whereby we monitor, on an automatic and manual basis, the potential sellers and buyers and restrict business from certain countries pursuant to OFAC regulations, we can offer no assurances that such procedures will be effective.

Although we believe that we have never sold equipment to Cuba, Iran, Libya, North Korea, Sudan or Syria whether through affiliates, distributors, or other direct or indirect arrangements, and we have never made any effort to attract consignors or bidders from any country listed above, it is possible that some equipment purchased in our marketplace events was sold or will be sold to persons or entities that re-exported or will re-export such equipment to these countries. We continue to conduct a review of the business activities involving Cuba, Iran, Libya, North Korea, Syria, and Sudan and monitor the sellers and buyers in our marketplace to restrict access from individuals or companies from these countries. We may not be successful in our efforts, however. If we do identify violations of U.S. sanctions laws, however, we could be exposed to administrative or criminal penalties which, in certain circumstances, could be material. Any action on the part of the U.S. Department of Commerce, OFAC, or the U.S. Department of State could have a negative impact on our reputation which might decrease stockholder value.

Uncertainty exists in the application of various laws and regulations to our business. New laws or regulations applicable to our business, or expansion or interpretation of existing laws and regulations to apply to our business, could subject us to monetary liabilities and limitations on our business practices, and could increase administrative costs or adversely affect our business.

Our operations are subject to regulation, supervision and licensing under various U.S., foreign and international authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications. Although we do not believe that existing laws or regulations materially and adversely impact us, our business could be significantly affected by changes in law or governmental regulations or different interpretations or applications of existing laws or regulations.

We also operate in a regulatory climate in which there is uncertainty as to the application of various laws and regulations to our business. Our operations may be subjected to adoption, expansion or interpretation of various laws and regulations, and compliance with these laws and regulations may require us to obtain appropriate licenses at an undeterminable and possibly significant initial and annual expense. These additional expenditures may increase future expenses, thereby potentially reducing our future profitability. There can be no assurance that future laws or regulations or interpretations or expansions of existing laws or regulations will not impose requirements on Internet commerce that could substantially harm our business, growth prospects, results of operations, and financial condition. The adoption of additional laws or regulations may decrease the popularity or impede the expansion of e-commerce, restrict our present business practices, require us to implement costly compliance procedures or expose us and/or our customers to potential liability, which, in turn, could adversely affect our results of operations.

We, for example, may be considered to “operate” or “do business” in states or other jurisdictions where our customers conduct their business, resulting in regulatory action. In addition, we are currently subject to money laundering regulations, vehicle brokerage and auction laws, may in the past have been subject to regulations in various jurisdictions and may be subject to additional regulations as we expand our marketplaces into additional asset categories. If any jurisdiction’s regulatory requirements impose jurisdiction-specific requirements on us or include us within an industry-specific regulatory scheme, we may be required to modify our marketplace and other activities in, or directed to, that jurisdiction in a manner that may undermine the attractiveness of our events to potential sellers and buyers. If we are found to have been in violation of any such regulations, we could be exposed to financial liability, including substantial fines which could be imposed on a per transaction basis, and disgorgement of our profits. In addition, if we determine that the licensing and related requirements are or become overly burdensome, we may elect to terminate operations in certain jurisdictions. In each case, our business, growth prospects, results of operations and financial condition could be materially and adversely affected.

We may be unable to adequately protect or enforce our intellectual property rights, which could harm our reputation and adversely affect our growth prospects.

We regard our proprietary technologies and intellectual property as integral to our success. We protect our proprietary technology through a combination of trade secrets, third-party confidentiality and non-disclosure agreements and additional contractual restrictions on disclosure and use, and patent, copyright and trademark laws.

We currently are the registered owners of several Internet domain names in the United States and internationally. As we seek to protect our domain names in an increasing number of jurisdictions, we may not be successful in doing so in certain jurisdictions. Our competitors may adopt trade names or domain names similar to ours, thereby impeding our ability to promote our marketplace and possibly leading to customer confusion. In addition, we could face trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our marketplace names. Any claims related to our intellectual property or customer confusion related to our marketplaces could damage our reputation and adversely affect our growth prospects.

The legal means we use to protect our proprietary technology and intellectual property do not afford complete protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot guarantee that any of our present or future intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages to us; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; any of our pending or future patent applications will be issued or have the coverage originally sought; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We also may allow certain of our registered intellectual property rights, or our pending applications or registrations for intellectual property rights, to lapse or to become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is not worthwhile.

Further, although it is our practice to enter into confidentiality agreements and intellectual property assignment agreements with our employees and contractors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer, or otherwise obtain and use our products or technology. We cannot be certain that we will be able to prevent unauthorized use of our technology or infringement or misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States, if at all.

Effective patent, copyright, trademark, service mark, trade secret and domain name protection is expensive to maintain. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources. If competitors are able to use our technology or develop proprietary technology similar to ours or competing technologies, our ability to compete effectively and our growth prospects could be adversely affected.

We have in the past, and could in the future be subject to claims which could adversely affect our reputation and results of operations.

In the normal course of our business, we may be involved in various legal proceedings. We may be subject to claims that arise from our marketplace, including claims that inspection reports issued in connection with our IronClad Assurance were inaccurate or incomplete, or we may be subject to other claims incidental to our services, such as claims made regarding the title of the equipment. Any claim brought against us, with or without merit, could be costly to defend or arbitrate and could result in adverse judgments or settlement payments that may be substantial and could adversely affect our reputation and results of operations.

We are involved in litigation with a former executive officer over a repurchase of a portion of his shares, and if we are unable to resolve this litigation in our favor, such litigation may adversely impact our results of operations.

On March 11, 2010, we repurchased 633,542 shares of Series A-1 convertible preferred stock from Reza Bundy Saadlou, our former president and chairman. We repurchased the shares at a price of $0.10 per share, for an aggregate repurchase price of $63,354, pursuant to rights embodied in a June 2001 separation agreement and mutual release with Mr. Saadlou. On April 2, 2010, Mr. Saadlou filed suit against us in Alameda County Superior Court in California, alleging that we did not have the right to repurchase such shares and seeking damages. On April 23, 2010, we filed a demand for arbitration and a motion to stay the litigation, which was granted on June 25, 2010. This matter is proceeding to an arbitration governed by the rules of the American Arbitration Association, which is currently scheduled for the fourth quarter of 2011. This arbitration may be a distraction to management and may potentially lead to us incurring significant legal fees and costs, the issuance of additional shares and the payment of damages, which may adversely impact our results of operations.

If we do not respond to technological changes or upgrade our website and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our website and marketplace. Although we currently do not have specific plans for any upgrades that would require significant capital investment, in the future we will need to improve and upgrade our technology, transaction processing systems and network infrastructure in order to allow our business to grow in both size and scope. Without such improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, or impaired quality or delays in reporting accurate information regarding our marketplace events, any of which could negatively affect our reputation and ability to attract and retain sellers and buyers. We may also face material delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion our growth prospects and results of operations could be adversely impacted.

System interruptions that impair access to our website or the efficiency of our marketplace events would damage our reputation and brand and adversely affect our results of operations.

The satisfactory performance, reliability and availability of our website and network infrastructure are critical to our reputation, our ability to attract and retain both sellers and buyers for our online marketplace and our ability to maintain adequate customer service levels. Any systems interruption that results in the unavailability of our website could result in negative publicity, damage our reputation and brand and adversely affect our results of operations. We may experience temporary system interruptions for a variety of reasons, including security breaches and other security incidents, viruses, telecommunication and other network failures, power failures, software errors or an overwhelming number of visitors trying to reach our website during periods of strong demand, such as during our marketplace events. We rely upon third-party co-location providers for our data centers, and we are dependent on these third parties to provide continuous power, cooling, Internet connectivity and physical security for our servers. In the event that these third-party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume some hosting responsibilities ourselves. Although we operate two data centers in an active/standby configuration for geographic and vendor redundancy, a system disruption at the active data center could result in a noticeable disruption to our website until all website traffic is redirected to the standby data center. Even a disruption as brief as a few minutes could have a negative impact on marketplace activities and could therefore result in a loss of revenue. Because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Our business is subject to online security risks, including security breaches and misappropriation of our customers’ confidential information.

We collect limited confidential information in connection with the user registration and other marketplace-related processes on our website and, in particular, in connection with processing and remitting payments to and from our customers. Although we maintain security features on our website, our security measures may not detect or prevent hacker interceptions, break-ins, phishing attacks, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our website. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of the confidential information that we process for our customers, and such technology may fail to function properly or may be compromised or breached. Additionally, as described above, we use third-party co-location vendors for our data centers, and their security measures may not prevent security breaches and other disruptions that may jeopardize the security of information stored in and transmitted through their systems. A party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our operations, damage or misuse our website, and misuse the information that they misappropriate. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. These issues are likely to become more difficult as we expand our operations. If any compromise of our security were to occur, we may lose customers and our reputation, business, financial condition and operating results could be harmed by the misappropriation of confidential customer information. Any compromise of security may result in us being out of compliance with U.S. federal and state and international laws and we may be subject to lawsuits, fines, criminal penalties, statutory damages, and other costs. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other federal, state, or international privacy or consumer protection-related laws and regulations, could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity, may adversely affect our results of operations.

We depend on key personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel our ability to develop and successfully market our business could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, finance, and sales and marketing personnel. All of our U.S. officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. In addition, the loss of any key employees or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our solutions and harm the market’s perception of us. Qualified individuals are in high demand, and we may incur significant costs to recruit them. We may be unable to recruit and retain suitably qualified individuals who are capable of meeting our growing sales, operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unable to recruit and retain the qualified personnel we need to succeed, our business could be harmed.

Volatility or a decline in our stock price may also affect our ability to recruit and retain key employees. Our named executive officers have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. In addition, to retain such employees we may have to issue increased amounts of equity, which would dilute existing stockholders and could adversely affect the trading price our common stock. If we are unable to retain our employees, our business, results of operations and financial condition could be harmed.

Future acquisitions could disrupt our business and adversely affect of results of operations.

Our success will depend, in part, on our ability to expand our offerings and markets and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the company that we acquired, particularly if key personnel of an acquired company decide not to work for us. In addition, we may issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership and could adversely affect the trading price of our common stock. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience. Consequently, we may not achieve anticipated benefits of the acquisitions which could adversely affect our results of operations.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls. We are in the process of reviewing the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

During 2009, our auditors identified a material weakness in our internal control over financial reporting related to a lack of effective internal controls over the accounting and reporting of stock-based compensation grants, forfeitures and modifications, and their related impact on stock-based compensation. In 2010, we remediated this material weakness by adding resources and establishing new procedures to ensure the identification, communication, approval and appropriate accounting for any non-standard option grants or modifications. We cannot guarantee, however, that we will not have additional material weaknesses in the future.

If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

Risks Related to This Offering and Our Common Stock

An active, liquid and orderly trading market for our common stock may not develop, our share price may be volatile and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that investors in the market will be willing to buy and sell our shares following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and others beyond our control, including:

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	fluctuations in the price of used and new heavy equipment;

•	changes in conditions in the industries in which participants in our marketplace compete;

•	the availability of credit to participants in our marketplace;

•	rating downgrades by securities analysts who follow us, or our failure to meet securities analysts’ projections for our results;

•	our announcement of actual or anticipated results that fail to meet market expectations;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	price and volume fluctuations in the stock market on a whole;

•	sales or expected sales of additional common stock by us, and our officers, directors and significant stockholders;

•	announcements from, or results of operations of, our competitors; or

•	market conditions or trends in our industry or in the economy in general.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they publish negative evaluations of our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our principal stockholders, executive officers and directors own a significant percentage of our stock and will continue to have significant control of us after the offering and could delay or prevent a change in corporate control.

Following the completion of this offering, our executive officers and directors, and entities that are affiliated with them, will beneficially own an aggregate of approximately     % of our outstanding common stock (or approximately     % of our outstanding common stock assuming exercise of the underwriters’ overallotment option in full). As a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other stockholders.

Our stock price could decline due to the large number of shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of March 31, 2011, upon completion of this offering, we will have           outstanding shares of common stock (or          outstanding shares of common stock assuming exercise of the underwriters’ overallotment option in full). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act unless held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

After the lock-up agreements pertaining to this offer expire and based on shares outstanding as of March 31, 2011, an additional           shares will be eligible for sale in the public market. In addition, shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

Holders of approximately           shares, or     %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section of this prospectus captioned “Underwriting.”

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three-year terms;

•	not providing for cumulative voting in the election of directors;

•	authorizing the board to issue, without stockholder approval, preferred stock with terms and rights superior to those of common stock;

•	permitting an amendment of our amended and restated certificate of incorporation only through a super-majority vote of the stockholders;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification for stockholder director nominations and other proposals.

In addition, the provisions of Section 203 of the Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions. See “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock—Effect of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute.”

Our management will have broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. We expect to use the proceeds for general corporate purposes and cannot specify with certainty the uses to which we will apply the net proceeds we will receive from this offering. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. If our net proceeds are used for purposes that do not enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Compensation Discussion and Analysis.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “would” or similar expressions and the negatives of those terms.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include, among others:

•	our ability to increase the supply of and demand for quality used heavy equipment for sale in our marketplace;

•	volatility in our annual and quarterly results of operations;

•	a decline in the construction and heavy equipment industries;

•	competition, particularly from larger, established companies with greater financial resources and name recognition;

•	risks associated with international operations and emerging markets;

•	our performance on guarantee and purchase arrangements;

•	our ability to retain our high volume sellers;

•	our ability to grow, integrate, manage and retain our salesforce and inspection services personnel; and

•	our ability to continue to establish and expand the IronPlanet brand and the acceptance of our IronClad Assurance.

All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This prospectus contains various estimates related to our industry, including market size and growth rates. These estimates have been included in studies published or produced by market researchers and other firms, including Manfredi & Associates, Inc. and The Freedonia Group Incorporated. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets and customer research, but these are forecasts only and are subject to inherent uncertainty.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock that we are offering will be approximately $      million, after deducting underwriters’ discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

The principal purposes of this offering are to create a public market for our common stock, to obtain additional equity capital and to facilitate future access to the public markets. We intend to use the net proceeds from this offering for general corporate purposes. If the opportunity arises, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that are complementary to our own. We are not currently a party to any agreements or commitments for any acquisitions, and we have no current understandings with respect to any acquisitions.

Management’s plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying cash dividends on our capital stock in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization as of March 31, 2011:

•	on an actual basis (after giving effect to the 1-for-2 reverse split of our common stock and preferred stock);

•	on a pro forma basis reflecting the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into an aggregate of 17,523,274 shares of our common stock effective immediately prior to the completion of this offering (which will occur automatically pursuant to the terms of our certificate of incorporation only if this offering results in aggregate gross proceeds to us of not less than $20 million and a price-per-share to the public of not less than $12.00 per share); and

•	on a pro forma as adjusted basis to further reflect:

•	the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	the filing of our amended and restated certificate of incorporation; and

•	the application of the estimated net proceeds from this offering as described under the section captioned, “Use of Proceeds.”

You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2011
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(in thousands)

Cash and cash equivalents	$36,849	$36,849	$

Convertible preferred stock, $0.001 par value: 21,250,000 shares authorized, 17,523,274 shares issued and outstanding, actual; 21,250,000 shares authorized, no shares issued and outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	$52,278	$—	$
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 authorized, no shares issued or outstanding, pro forma as adjusted	—	—
Common stock and additional paid-in capital, $0.001 par value: 36,750,000 shares authorized, 4,913,688 shares issued and outstanding, actual; 36,750,000 shares authorized, 22,436,962 shares issued and outstanding, pro forma; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	9,812	62,796
Accumulated other comprehensive loss	(64)	(64)
Accumulated deficit	(31,062)	(31,062)

Total stockholders’ equity (deficit)	(21,313)	31,670

Total capitalization	$31,004	$31,670	$

The number of shares in the table above excludes, as of March 31, 2011:

•	an aggregate of 175,836 shares of common stock available for issuance under our 1999 Stock Plan;

•	1,632,500 additional shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2011 Equity Incentive Plan, which will become effective upon completion of this offering;

•	4,825,939 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock granted pursuant to our 1999 Stock Plan at a weighted average exercise price of $3.04 per share; and

•	310,943 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.93 per share.

DILUTION

If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2011, net tangible book value was     , or      per share of common stock. Our pro forma net tangible book value as of March 31, 2011 was $     , or      per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into an aggregate of 17,523,274 shares of our common stock effective immediately prior to the completion of this offering (which will occur automatically pursuant to the terms of our certificate of incorporation only if this offering results in aggregate gross proceeds to us of not less than $20 million and a price-per-share to the public of not less than $12.00 per share), for a total of           shares of common stock. After giving effect to the issuance and sale by us of           shares of our common stock in this offering at the assumed initial public offering price of $      per share (the mid-point of the estimated range shown on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and our estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2011 would have been $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of March 31, 2011	$

Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

The following table sets forth as of March 31, 2011, on a pro forma as adjusted basis described above, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by investors purchasing shares in this offering, based on an assumed initial public offering price of $      per share and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Total Shares		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%		%
New investors

Total		100%	$	100%	$

If the underwriters’ overallotment option is exercised in full, the number of shares held by the new investors will be increased to      , or approximately     % of the total number of shares of our common stock outstanding after this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) total consideration paid by new stockholders by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The tables and calculations above are based on 22,436,962 shares of common stock issued and outstanding as of March 31, 2011, and exclude, as of March 31, 2011:

•	an aggregate of 175,836 shares of common stock available for issuance under our 1999 Stock Plan;

•	1,632,500 additional shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2011 Equity Incentive Plan, which will become effective upon completion of this offering;

•	4,825,939 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock granted pursuant to our 1999 Stock Plan at a weighted average exercise price of $3.04 per share; and

•	310,943 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.93 per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The consolidated statements of operations data for each of the three years ended December 31, 2008, 2009 and 2010, and the consolidated balance sheet data as of December 31, 2009 and 2010, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included in this prospectus. Revenue and operating expenses in the consolidated statements of operations data for the year ended December 31, 2006 have been reclassified by us to present the data on a consistent basis with the data for the years ended December 31, 2007, 2008, 2009 and 2010. The consolidated statements of operations data for each of the three months ended March 31, 2010 and 2011, and the consolidated balance sheet data as of March 31, 2011, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normally recurring adjustments, necessary to present fairly our financial position and results of operations and cash flows for the three months ended March 31, 2010 and March 31, 2011. The results of the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other interim period or for any other future year. You should read the consolidated financial and other data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$14,937	$22,030	$34,989	$54,674	$58,559	$16,208	$17,686
Cost of revenue (1)	4,652	5,508	7,508	11,978	13,872	3,496	3,939

Gross profit	10,285	16,522	27,481	42,696	44,687	12,712	13,747
Operating expenses (1):
Sales and marketing	6,543	10,093	16,991	23,890	30,825	7,798	9,960
Technology	1,331	1,426	1,692	2,781	2,429	930	650
General and administrative	2,551	4,394	7,026	10,865	10,599	3,411	3,295

Total operating expenses	10,425	15,913	25,709	37,536	43,853	12,139	13,905

Income (loss) from operations	(140)	609	1,772	5,160	834	573	(158)
Interest income	288	669	413	64	32	2	108
Other non-operating expense (1)	—	—	(21)	(1,072)	(2,802)	(551)	(236)

Income (loss) before taxes	148	1,278	2,164	4,152	(1,936)	24	(286)
Income tax provision (benefit) (2)	4	110	313	(8,696)	3,778	452	607

Net income (loss)	$144	$1,168	$1,851	$12,848	$(5,714)	$(428)	$(893)

Net income (loss) per share:
Basic	$0.05	$0.44	$0.63	$3.94	$(1.29)	$(0.11)	$(0.19)

Diluted	$0.01	$0.06	$0.08	$0.54	$(1.29)	$(0.11)	$(0.19)

Weighted average shares outstanding:
Basic	2,825	2,665	2,961	3,260	4,414	3,918	4,790

Diluted	20,923	20,900	21,981	23,724	4,414	3,918	4,790

Pro forma net income (loss) per share (3):
Basic					$(0.26)		$(0.04)

Diluted					$(0.26)		$(0.04)

Pro forma weighted average shares outstanding (3):
Basic					22,052		22,314

Diluted					22,052		22,314

						As of
	As of December 31,					March 31,
	2006	2007	2008	2009	2010	2011
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,290	$17,638	$30,968	$30,402	$17,861	$36,849
Working capital (4)	8,558	11,445	15,998	23,892	24,366	24,474
Total assets	18,334	20,499	36,303	57,287	58,871	83,515
Total liabilities	9,839	9,160	19,547	24,100	27,880	52,551
Convertible preferred stock	47,424	48,395	51,341	52,341	52,278	52,278
Total stockholders’ equity (deficit)	(38,928)	(37,055)	(34,585)	(19,154)	(21,286)	(21,314)

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)

Other Financial and Operating Data:
Adjusted EBITDA (5)	$26	$1,611	$2,649	$7,298	$3,629	$1,557	$631
Adjusted EBITDA less capital expenditures (5)	(280)	837	1,205	5,641	2,338	1,339	376

Gross Merchandise Volume (6):
North America	$163,124	$231,210	$337,940	$412,874	$449,553	$116,738	$148,062
International	—	—	3,611	45,556	44,788	13,086	13,685

Total	$163,124	$231,210	$341,551	$458,430	$494,341	$129,824	$161,747

Revenue:
North America	$14,937	$22,030	$34,691	$49,517	$53,469	$14,449	$16,272
International	—	—	298	5,157	5,090	1,759	$1,414

Total	$14,937	$22,030	$34,989	$54,674	$58,559	$16,208	$17,686

Adjusted EBITDA (5):
North America	$26	$1,611	$5,598	$10,420	$8,698	$2,551	$2,073
International	—	—	(2,949)	(3,122)	(5,069)	(994)	(1,442)

Total	$26	$1,611	$2,649	$7,298	$3,629	$1,557	$631

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)

Cost of revenue	$4	$53	$38	$47	$188	$41	$59
Sales and marketing expenses	12	34	105	148	402	78	124
Technology expenses	1	10	35	809	497	419	37
General and administrative expenses	9	620	191	288	556	160	273
Other non-operating expense*	—	—	21	935	834	474	—

Total stock-based compensation	$26	$717	$390	$2,227	$2,477	$1,172	$493

*	Related to an equity award held by a former employee. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Years Ended December 31, 2007, 2008 and 2009—Other Non-Operating Expense” for more information.

(2)	Reflects the one-time release of substantially all of our U.S. federal and state net deferred tax valuation allowance in the fourth quarter of 2009 and an increase in the valuation allowance to fully reserve California state deferred tax assets in the fourth quarter of 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Income Tax Provision (Benefit)” for more information.

(3)	Reflects on a pro forma basis the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2011 into 17,523,274 shares of our common stock (which will occur automatically pursuant to the terms of our certificate of incorporation only if this offering results in aggregate gross proceeds to us of not less than $20 million and a price-per-share to the public of not less than $12.00 per share).

(4)	Working capital is defined as current assets minus current liabilities.

(5)	We define Adjusted EBITDA as net income adjusted for stock-based compensation, performance warrants, interest income, income tax provision, depreciation and amortization and deferred offering costs. We define Adjusted EBITDA less capital expenditures as Adjusted EBITDA less capital expenditures.

Management believes that the use of Adjusted EBITDA facilitates more useful period to period comparisons of operations, and also facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management believes that it is useful to exclude certain non-cash charges, such as depreciation and amortization and stock-based compensation, from Adjusted EBITDA because (a) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (b) such expenses can vary significantly between periods as a result of full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards. We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies, in connection with determination of our annual bonus incentive plan and in communications with our board of directors concerning our financial performance. We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance.

Adjusted EBITDA less capital expenditures is a key measure used in our internal operating reports and allows us to evaluate the capital efficiency of our business model. Management believes that Adjusted EBITDA less capital expenditures is useful to investors as a supplemental measure to evaluate our operating performance and to facilitate comparisons with our peer companies with respect to capital efficiency many of which use similar non-GAAP financial measures.

Adjusted EBITDA and Adjusted EBITDA less capital expenditures should not be considered substitutes for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our future requirements for capital expenditures, and that they do not reflect changes in, or cash requirements for, our working capital. Management compensates for the inherent limitations associated with using the Adjusted EBITDA and Adjusted EBITDA less capital expenditures measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to the most directly comparable GAAP measure, which is net income.

A reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA less capital expenditures is presented below:

						Three Months Ended
	Year Ended December 31,					March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)

Net income (loss)	$144	$1,168	$1,851	$12,848	$(5,714)	$(428)	$(893)
Stock-based compensation	26	717	390	2,227	2,477	1,172	493
Performance warrants **	—	—	—	136	61	78	209
Interest income	(288)	(669)	(413)	(64)	(33)	(2)	(108)
Depreciation and amortization	140	285	508	847	1,160	285	323
Income tax provision (benefit)	4	110	313	(8,696)	3,778	452	607
Deferred offering costs	—	—	—	—	1,900	—	—

Adjusted EBITDA	26	1,611	2,649	7,298	3,629	1,557	631
Capital expenditures	306	774	1,444	1,657	1,291	218	255

Adjusted EBITDA less capital expenditures	$(280)	$837	$1,205	$5,641	$2,338	$1,339	$376

**	Reflects the mark-to-market accounting for the Series A and Series C convertible preferred stock warrants classified as liability awards. See Note 2 to the consolidated financial statements included elsewhere in this prospectus for more information regarding classification of the convertible preferred stock warrants.

(6)	Gross Merchandise Volume, or GMV, represents the total value of all items sold in our marketplace, excluding our Private Marketplace, during a period. It is not a measure of our financial performance or revenue and is not presented in our consolidated financial statements. Our definition of GMV may differ from that used by other participants in our industry. We believe that revenue, which is the most directly comparable measure in our statement of operations, and certain other financial and operating data, are best understood by considering their relationship to GMV. Revenue represents the revenue we earn in the course of conducting transactions through our marketplace from seller commissions, seller listing and inspection fees and buyer transaction fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.”

Overview

We are a leading online marketplace for used heavy equipment. Our exclusively online model allows us to match supply and demand globally for used heavy equipment, while achieving greater reach, price performance and efficiency than traditional models. We offer multiple online marketplace solutions for sellers and buyers of used heavy equipment and other capital assets. Our primary solution is our Featured Marketplace, which is a scheduled public online auction typically held once a week, during which prospective buyers bid on a wide variety of equipment for sale. Other solutions offered include our Private Marketplace, our Daily Marketplace and our One-Owner Marketplace, each designed to meet the specific needs of used heavy equipment sellers.

As a marketplace, our customers are both sellers and buyers of used heavy equipment. Sellers and buyers include a broad mix of equipment owners ranging from large multinational corporations to sole proprietors. These customers include a mix of equipment owners, such as original equipment manufacturers, or OEMs, re-marketing and finance organizations, construction and contracting companies, equipment rental companies, equipment dealers and farming and mining entities. Sellers typically provide equipment to sell in our marketplace on a consignment basis. We typically do not take title, ownership or possession of equipment, and consigned equipment remains in the possession of the seller until a sale transaction is completed through our marketplace. We believe that sellers are attracted to our marketplace due to the cost and time efficiencies of our online solutions and the global audience of buyers that participate regularly in our marketplace.

We generate revenue from sellers through commissions, listing and inspection fees, and from buyers through transaction fees. We assist sellers in the listing, inspection and marketing of equipment, and in payment processing. For these services, we charge sellers a commission tied to the final selling price of equipment sold, and we charge sellers a listing and inspection fee related to our assistance in listing equipment and conducting an inspection. We provide buyers with a wide selection of equipment, detailed inspection reports, transparent bidding functionality, payment processing and customer support assistance throughout their search, evaluation and bidding activities. For these services, we charge buyers a transaction fee tied to the final selling price of equipment purchased.

We were formed in 1999 and have grown by adding sales and operations personnel to attract additional sellers and buyers to our marketplace. As part of our growth strategy, over the last three years we have expanded outside North America, expanded the breadth of our marketplace solutions and expanded into additional equipment categories. Our current international expansion efforts and resources are primarily focused on expanding our marketplace in Europe and the United Arab Emirates, or U.A.E. In 2009, we held our first European marketplace event, and in the first quarter of 2011, we held our first marketplace event in the U.A.E. Over time, we have added our Private Marketplace solution and substantially increased our Daily Marketplace activities. We have also added other heavy equipment categories such as mining and agricultural equipment and expanded into categories outside of heavy equipment with the launch of IronPlanet Motors in 2011, our online marketplace for buyers and sellers of used automobiles, trucks and powersports equipment.

We have achieved substantial growth in our business in recent years. Over the last five years, our gross merchandise volume, or GMV, has grown from $163 million in 2006 to $494 million in 2010. Our revenue has increased from $14.9 million in 2006 to $58.6 million in 2010.

We manage our business in two geographic segments: North America, which includes the United States, Canada and Mexico, and international, which includes Europe and the U.A.E. Segment revenue is determined based on which segment conducts the marketplace event. For more information regarding our segments, please see “—Results of Operations” and Note 13 to the consolidated financial statements included elsewhere in this prospectus.

We believe that our investment in our technology platform, the increase in the breadth of our marketplace solutions and our geographic expansion have provided a foundation for a scalable business model, which will allow us to continue to grow our business, expand into additional equipment categories, further penetrate existing markets and enter new markets without the need for significant capital investments in real estate or technology infrastructure.

Key Business Metrics

We regularly monitor several key operating and financial metrics to help us evaluate trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiency. The following is a summary of those key metrics.

•	Gross Merchandise Volume. Gross merchandise volume, or GMV, represents the total value of all items sold in our marketplace, excluding our Private Marketplace, during a period. We use GMV as a key measure of the scale and growth of our business, and as one measure of the level of liquidity achieved by our marketplace.

•	Revenue Rate. Revenue rate is the revenue derived from our marketplace, excluding our Private Marketplace, divided by total GMV during a period. This revenue rate is comprised of our seller commissions, seller listing and inspection fees, and buyer transaction fees. We use this as a key measure of the effectiveness of our sales organization and of the value our marketplace provides to both sellers and buyers of equipment.

•	Total Sellers. Total sellers is the number of unique sellers during a period. We use this as a measure of the reach and liquidity of our marketplace, and as a measure of the effectiveness of our salesforce in attracting new sellers and growing our business. The number of international sellers is a measure of the global reach and liquidity of our marketplace, and our effectiveness in growing our business internationally.

•	Total Bidders. Total bidders is the number of unique bidders during a period. We use total bidders, and bidders by geography, as measures of the reach and liquidity of our marketplace. The number of international bidders we attract to our marketplace is a measure of the global reach of our business.

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(dollars in thousands)

Gross Merchandise Volume:
North America	$337,940	$412,874	$449,553	$116,738	$148,062
International	3,611	45,556	44,788	13,086	13,685

Total	$341,551	$458,430	$494,341	$129,824	$161,747

Revenue Rate:
North America	9.9%	11.7%	11.9%	12.2%	11.0%
International	8.3	11.3	11.4	13.4	10.3
Overall	9.8	11.7	11.8	12.3	10.9
Sellers:
North America	1,024	1,407	1,959	610	781
International	41	211	352	149	154

Total	1,065	1,618	2,311	759	935

Bidders:
North America	8,460	11,105	11,828	4,772	7,749
International	1,784	3,462	3,857	1,827	2,519

Total	10,244	14,567	15,685	6,599	10,268

Trends Affecting Our Business

Our business is affected by a number of key global economic and heavy equipment market trends as follows.

•	Global Economic Cycles. Economic and infrastructure development cycles impact the quantity of supply and pricing of used heavy equipment. Our business can benefit in periods of economic expansion and is relatively insulated in periods of economic contraction. In periods of economic expansion, marketplace activity grows and, as demand outpaces supply, pricing typically increases. In periods of economic contraction, there may be greater quantities of used equipment offered for sale, due to lack of project opportunity. However, 2010 marked the third consecutive year of a prolonged recession in the construction industry. Given the continued weakness in the construction market, many owners did not upgrade or replace their fleets or sell idle equipment, and OEMs significantly reduced new equipment production, primarily in North America. The combination of these factors reduced the supply of used equipment in the secondary market and, as a result, our GMV and revenue increased at a slower rate than in recent periods. Despite the challenges in 2010, we believe our model is generally well suited across market cycles. In the first half of 2011, we have begun to see marketplace activity increasing from both buyers and sellers.

•	Pricing of Used Heavy Equipment. Pricing can affect supply and demand of equipment offered for sale in our market. When pricing moves significantly, there may be imbalances between supply and demand that might affect the unit volumes of equipment that are sold in our marketplace. For example, in 2010, we believe many owners delayed selling equipment due to depressed prices and uncertainty about the future of the market. Our revenue is directly related to the final selling price of equipment sold in our marketplace, so pricing of used heavy equipment directly affects our revenue.

•	Mix of Equipment Supply from Sellers. As a marketplace, the mix of used equipment that we sell reflects the type of equipment that sellers offer for sale during a period. This equipment mix may change, as may the mix of sellers, in a given period. For example, in 2008 and 2009, many equipment rental companies chose to reduce their rental fleets in response to slowing demand. Accordingly, rental companies offered increased amounts of smaller model used equipment for sale as they adjusted their fleet makeup. In 2010, equipment offered for sale in the secondary market, including our marketplace, tended to be older and lower value. The mix of equipment available for sale will affect our average selling price, which in turn will affect our revenue, gross profit, and income from operations during a given period.

•	Cross-Border Sales of Used Heavy Equipment. Standardization of equipment manufacturing and usage has contributed to increased cross-border sales of used heavy equipment. This trend has contributed to the expansion of our business globally. Our business depends in part on the continued openness of most international markets for used heavy equipment, and is impacted by currency exchange rates, which can affect bidding interest by international buyers.

•	Continued Penetration of the Online Channel for Used Heavy Equipment. Our business has benefited from the continued development and acceptance of the online channel for used heavy equipment transactions, and will continue to be affected by the general perception and development of online marketplaces. We expect that the online format of our marketplace will continue to gain acceptance among sellers and buyers of equipment, and will help us to further penetrate the used heavy equipment market.

Key Components of Our Results of Operations

Revenue

We derive revenue primarily from seller commissions, seller listing and inspection fees, and buyer transaction fees, in each case related to the listing on, and sale of equipment through, our marketplace.

•	Seller Commissions. We earn commissions from sellers upon completion of an equipment sale. Seller commissions are earned under a straight commission arrangement, a guarantee arrangement or a purchase arrangement, each of which are as discussed more fully below. Seller commissions are our primary source of revenue and are typically deducted from the purchase price of equipment. In 2010, seller commissions represented approximately 63% of our total revenue.

•	Seller Listing and Inspection Fees. We earn listing and inspection fees from sellers upon completion of an equipment sale. Such fees are based on the type and size of equipment listed. Listing and inspection fees are generally deducted from the purchase price of equipment. In 2010, seller listing and inspection fees represented approximately 17% of our total revenue.

•	Buyer Transaction Fees. We earn buyer fees from individual buyers who purchase equipment in our marketplace. Buyer fees are based on the final selling price of each piece of equipment, subject to a maximum dollar amount. In 2010, buyer transaction fees represented approximately 20% of our total revenue.

We consider sellers that utilize our marketplace as “consigners,” because the equipment is sold under an agency relationship. Sellers typically maintain physical possession of the equipment at their location, maintain title to, and are contractually obligated to maintain insurance on, the equipment up to and through buyer acceptance of the equipment. Following the conclusion of a sale through our marketplace, sellers release the equipment to the buyer and receive the entirety of the proceeds from the sale of the equipment, less the agreed seller commissions and fees.

Our primary form of commission arrangement with sellers is a straight commission arrangement. Under such an arrangement, sellers provide equipment to our marketplace for sale to buyers and agree to commission rates that are based on the final selling prices of the equipment provided. The commission rate may vary based on the selling price of each individual piece, based on our standard commission rate structure or based on an agreed upon fixed commission rate with the seller. Certain large sellers have commission rate arrangements that cover all pieces of equipment sold during a defined period, typically fixed rates for an annual period or longer, which are lower than our standard rates. Certain of these annual or long-term contracts have volume thresholds that govern the commission rate charged to the seller. These agreements may also provide for the waiver of certain generally applicable fees, such as lien search and title transfer fees.

In certain situations, we respond to requests from sellers and offer to guarantee minimum sales proceeds to sellers on certain consignments of equipment and earn a commission based on the sales price of such equipment sold in our marketplace. In these arrangements, which we refer to as guarantee arrangements, we are obligated to pay the agreed upon minimum amount if the consigned equipment sells for less than the minimum price. Should the consigned equipment sell above the minimum price in the aggregate, we are generally entitled to a share of the excess proceeds and our share of the excess proceeds, if any, is also included in seller commission revenue. During the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011, equipment sold pursuant to a guarantee arrangement comprised approximately 9.3%, 6.2%, 13.2% and 23.3% of GMV, respectively. In addition, in certain situations we may also advance a portion of the expected proceeds to a seller on certain consignments of equipment, typically in connection with a guarantee arrangement.

Periodically, as an accommodation to certain sellers and to maintain the liquidity and efficiency of our marketplace, we may purchase and temporarily take title to equipment that is then listed and sold through our marketplace in the same manner as consigned equipment. This occurs when either (1) a buyer has defaulted on a transaction, in which case we may elect to take the equipment into inventory and pay the seller, or (2) when we have purchased equipment outright from a seller in advance of a marketplace event, generally from a seller who desires immediate liquidity. Sellers typically maintain physical possession of the equipment at their location and are contractually obligated to maintain insurance on the equipment up to and through buyer acceptance of the equipment. Revenue from such subsequent sales reflects the net profit or loss on the sale of these purchased items. We believe that in the case of default transactions, such transactions are an extension of our original arrangement with our sellers, and in the case of purchase transactions, such transactions are ancillary to our primary consignment model with sellers. Because we typically hold this purchased equipment for only a brief period of time before it is resold, and because the market for this equipment is relatively stable over such short time periods, we do not believe that there is significant inventory and price risk associated with these transactions. During the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011, purchased equipment that was later resold through our marketplace comprised approximately 2.2%, 1.6%, 5.1% and 9.0% of GMV, respectively. We realized a net loss of approximately $58,000 on the sale of purchase equipment during the year ended December 31, 2008, and a net profit of $0.6 million, $2.1 million, $2.2 million and $0.4 million during the years ended December 31, 2009 and 2010 and the three months ended March 31, 2010 and 2011, respectively. Purchased equipment is reflected as inventory on our balance sheet until it is sold. In 2010 and the first quarter of 2011, we entered into greater volumes of guarantee and purchase arrangements than in prior periods as a result of the increase in competition for supplies of used heavy equipment for sale, the supply of which was constrained during the recent economic downturn. We refer to guarantee and purchase arrangements, together with transactions where we advance sellers a portion of the anticipated proceeds, as “at risk” transactions. We are uncertain whether the recent increase in at risk transactions represents a longer-term trend.

Cost of Revenue

Cost of revenue includes the cost of performing comprehensive inspections of equipment to be sold in our marketplaces. These comprehensive inspections provide the basis for our detailed inspection reports and our IronClad Assurance and are generally performed at the seller’s physical location. Expenses include payroll costs and related benefits for our employees that perform and manage field inspection services and the related inspection report preparation and quality assurance, fees paid to contractors who also perform field inspections, related travel and incidental costs for our inspection service organization, and office and occupancy costs for our inspection services personnel. Cost of revenue also includes costs for our customer support, marketplace operations, site operations and title and lien investigation functions. Significant components of these costs include employee compensation, facilities costs, depreciation of equipment and lease and operations costs related to our third-party data centers, from which our website is hosted.

As the number of items in our marketplace grows, we will require more people to inspect equipment and assist sellers with listing their equipment. We expect that our cost of revenue will remain generally stable as a percentage of revenue over time although over short term periods such costs as a percentage of revenue may fluctuate as the average selling price and volume of equipment sold in our marketplace fluctuates.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consists of employee-related expenses and advertising costs. Employee related expenses include payroll and related benefits costs for employees dedicated to sales and marketing efforts, related travel, training, and other incidental costs incurred by sales and marketing personnel and outside advertising costs. Payroll costs includes sales commissions earned by sales personnel based on seller commissions earned by us from sellers of equipment. Advertising costs include costs of promotions and advertising pieces in various industry trade journals and periodicals for specific marketplace events, costs of paid search engine advertising, costs of email and occasional direct mail campaigns to website registrants and costs of participation in trade events. Sales and marketing expense is the largest component of our operating expenses.

We intend to hire additional sales and marketing personnel, and to expand our marketing efforts worldwide in order to add new customers, increase our penetration in existing core markets, and expand our business in new markets. We also expect to make additional investments to promote IronPlanet Motors. As such, we expect sales and marketing expenses to increase in absolute dollars in future periods.

Technology. Technology expenses include employee salaries and benefits, outside contractor costs, travel, amortization of software and hardware costs and other ancillary costs related to our information technology and software development group. These expenses also include various technology license fees related to outside technology applications that we employ in our internal operations.

We expect to continue to invest in our technology platform for our marketplace events and our website, and we expect technology expenses to increase in absolute dollars in future periods.

General and Administrative. General and administrative expenses refer to the cost of our executive, finance and human resources functions and include the following types of costs in general and administrative expenses: employee salaries, bonuses and benefits, travel and entertainment costs, office space leases and related occupancy costs, professional fees including audit, accounting, tax, legal and other consulting fees, general office supplies and other general costs related to operating our business.

We expect our general and administrative expenses to increase in future periods as we continue to grow our business, and to increase when we become a publicly traded company. Our accounting, auditing, legal, insurance and personnel-related expenses for officers and directors are expected to increase as we institute and monitor a more comprehensive corporate compliance function, implement more comprehensive board and board committee governance functions, maintain and review a more detailed system of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and prepare and distribute related reports.

Interest Income

Interest income consists of income earned on our cash, cash equivalents, short-term investments and seller note receivable. We have generally invested our cash in short-term investment grade and guaranteed instruments, whose investment yields are generally tied to short-term credit markets.

Income Tax Provision (Benefit)

We are subject to federal and state taxes in the United States as well as in other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax.

As of December 31, 2010, we had $11.6 million of federal and $25.8 million of California state net operating loss carry-forwards available to reduce future taxable income. These net operating loss carryforwards begin to expire in 2022 and 2016 for federal and state tax purposes, respectively. Our ability to use our net operating loss carryforwards to offset any future taxable income could be subject to limitations attributable to equity transactions that would result in a change of ownership as defined by Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code.

At December 31, 2010, we had total gross deferred tax assets of approximately $11.4 million, primarily comprised of our accumulated net operating loss carryforwards. Our net deferred tax assets consist primarily of net operating loss carryforwards generated before we achieved profitability. During the fourth quarter of 2009, we concluded that it was more likely than not that we would be able to realize the benefit of certain of these deferred tax assets in the future. Consequently, we recognized a net tax benefit of $8.7 million in the fourth quarter of 2009, resulting primarily from the release of all of the U.S. federal and state net deferred tax valuation allowance. We based this conclusion on historical and projected operating performance, as well as our expectations that our operations will generate sufficient taxable income in future periods to be able to realize a portion of the tax benefits associated with the deferred tax assets. For the year ended December 31, 2010, we recorded a valuation allowance to fully reserve California state deferred tax assets based on a determination that it was no longer more likely than not that we would realize the tax benefit of these assets based on the impact of California tax legislation enacted in October 2010 and California market based sourcing rules effective January 1, 2011. This resulted in an increase to our valuation allowance of $1.5 million in the fourth quarter of 2010. We continue to maintain a full valuation allowance on our foreign deferred tax assets. We will continue to assess the need for a valuation allowance on our deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the periods that the adjustment is determined to be required.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, cash flows and related disclosures. These estimates and assumptions are based on judgments that we believe are reasonable under the circumstances at the time made, and reflect historical experience and various other factors. We evaluate our estimates and assumptions on an ongoing basis. However, actual results may differ from these estimates and assumptions, and to the extent there are material differences between these estimates and our actual results, our future financial statements may be affected.

We believe that of our significant accounting policies described in Note 2 to our consolidated financial statements included in this prospectus, the following policies and estimates involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to fully understand our financial condition and results of operations.

Revenue Recognition

Marketplace Revenue. We record revenue from marketplace events upon the sale of equipment, typically at the conclusion of a marketplace event when bidding is concluded and a winning bid is established, at which time all significant terms of the sale transaction are known and a determination can be made that the sale is complete. Revenue is recorded net of an allowance for collapse sales, which is an estimate by management of transactions that are expected to collapse or default based on our historical experience with similar buyers. Our historical overall collapse sale experience factor has been approximately 3% to 4% of total GMV. When an estimate for sales expected to default cannot be made, revenue is recognized when the equipment is accepted by the buyer and the proceeds are considered collectible. We regularly review our default sales experience factor, and conditions that might affect current levels of default sales, as part of our preparation of periodic financial statements.

Guarantee Arrangements. Net gains and losses on guarantee arrangements are recorded as revenue at the time the gain or loss is realized, which is typically at the conclusion of a marketplace event when a determination can be made that the sale of such equipment is complete. If certain pieces of equipment in a guarantee arrangement are unsold in a marketplace event, and are carried over to a subsequent event, we record commission revenue, and our share of the excess proceeds, if any, only to the extent that the commission and any gain amount is fixed or determinable with respect to the items sold. Losses on guarantee arrangements, if any, are provided for in the period in which the loss is incurred, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end.

Purchased Equipment. Periodically, as an accommodation to certain sellers, we may purchase and temporarily take title to equipment that is then listed and sold through our marketplace in the same manner as consigned equipment. We record revenue from the sale of such purchased equipment upon the sale of the equipment in a marketplace event, typically at the conclusion of a marketplace event when a determination can be made that the sale of such equipment is complete. We believe that, in the case of default transactions, such transactions are an extension of our original arrangement with our sellers, and in the case of purchase transactions, such transactions are ancillary to our primary consignment model with sellers. We generally do not take custody of the equipment in these transactions and they are offered for sale in a manner consistent with other equipment consigned for sale in our marketplace. Accordingly, we record the net gain or loss on the sale of inventory items as revenue in a similar manner as our primary consignment arrangements. Inventory is stated at the lower of cost or market, with cost being determined on a specific identification basis. Losses are provided for based on specific market data related to individual items.

Income Taxes

We account for income taxes using the liability method. Deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance, if any, could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the periods that the adjustment is determined to be required.

Under current tax law, if cash and cash equivalents and investments held outside the United States are distributed to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

Sales and Use Taxes

We are subject to state and local sales and use tax regulations for sales sourced in the United States. These regulations require us to assess, collect, and remit sales and use taxes to individual states and local jurisdictions, and file related tax returns. We also must obtain and retain resale certificates and shipping documentation for all transactions that are deemed exempt from the collection and remittance of sales tax when applicable. We record a sales and use tax contingency reserve based on estimates of transactions that may subsequently be determined to have been improperly exempted from sales tax. This reserve relates to a specific sub-set of transactions that we have, in good faith, exempted from sales and use taxes, but for which documentation may be determined to be inadequate upon subsequent audit by tax authorities. We maintain records of collected and outstanding sales tax exemption documents, and data on our historical document collection rates and sales tax audit experience, which we use to develop assumptions to estimate our exposure to potential future sales tax findings with respect to transactions that have been exempted, in good faith, from current sales tax collection. We record this reserve for accrued sales and use taxes as a long-term liability, as liabilities associated with such issues are unlikely to be resolved within our normal 12-month operating cycle, based on our historical experience.

Stock-Based Compensation

We grant our employees, directors and consultants options for common stock. We account for our share-based payment awards by recording compensation costs for all stock-based payment awards made to employees, directors and consultants that are ultimately expected to vest based upon the awards’ estimated grant date fair value. We estimate potential forfeitures and recognize compensation cost only for those equity awards expected to vest. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures will be recognized in the period of change and will impact the amount of stock compensation expenses to be recognized in future periods.

The fair value of each award is estimated on the date of the grant and amortized over the requisite service period. For all option awards granted subsequent to January 1, 2006, we have used the Black-Scholes option pricing model to estimate the fair value of stock-based payment awards on the date of grant. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating the value per share of our common stock, volatility, expected term and risk-free interest rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates based on management judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the Black-Scholes model significantly change, stock-based compensation for future awards may differ materially from the awards granted previously. Key assumptions utilized in estimating the fair values of stock-based payment awards are as follows:

	2008	2009	2010	Q1 2011

Volatility	58%	55% - 58%	47% - 62%	47%
Expected life in years	6	6	6	6
Risk-free interest rate	2.75% - 3.32%	2.11% - 2.80%	1.39% - 2.84%	2.35% - 2.55%
Dividend yield	—	—	—	—

We recorded non-cash stock-based compensation expenses related to employee stock options granted of approximately $2.5 million for the year ended December 31, 2010, and $0.5 million for the three months ended March 31, 2011. We had compensation costs not yet recognized of $3.0 million and $4.8 million related to unvested stock options at December 31, 2010 and March 31, 2011, respectively.

Valuation of Common Stock

We have historically granted stock options at exercise prices believed to be equal to the fair value of the common stock underlying such options as determined by our board of directors, with input from management, on the date of grant. Because our common stock is not currently publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock and historically has relied in part on independent, third-party valuations. Members of our board of directors and management team have extensive business, financial and investing experience. In assessing the fair value of our common stock as of option grant dates, our board of directors considered numerous objective and subjective factors including:

•	our financial position and historical operating and financial performance as well as progress to date against planned budgets;

•	our financial projections and future prospects;

•	consideration received in connection with the issuance of shares of preferred stock to outside investors in arm’s-length transactions and the rights, privileges and preferences of our preferred stock;

•	any recent privately negotiated sales of our securities to third parties;

•	the current lack of marketability of our common stock as a private company;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the options, given prevailing market conditions;

•	the stock price performance of comparable public companies;

•	other input from management regarding our financial condition and results of operations; and

•	valuations of our common stock performed as of December 31, 2008, June 30, 2009, September 30, 2009, December 31, 2009, February 8, 2010, April 30, 2010, June 30, 2010, December 31, 2010 and March 31, 2011.

As of each stock option grant date listed below, our board of directors believes it made a thorough evaluation of the relevant factors to determine the fair value of our common stock and accordingly set the exercise price of the options granted equal to the fair value of our common stock determined as of such date. On each option grant date, our board of directors considered the most recent valuation of our common stock as one of several factors in estimating the fair value of our common stock. In addition, our board of directors considered changes in our financial condition and results of operations that had occurred subsequent to the previous valuation date as well as the then current general economic and market conditions as described more fully below, as well as other objective and subjective factors described above. Based on these considerations, our board of directors also determined that no significant change in our business or expectations of future business had occurred as of each grant date since the most recent valuation that would have warranted a materially different determination of value of our common stock than that suggested by the valuation. The valuations were consistent with the guidance and methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Practice Aid, for all option grant dates listed below.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2009, to be included in this prospectus, we reassessed our estimate of fair value of our common stock for financial reporting purposes using a different valuation methodology than that employed during 2009, and at such time obtained additional, retrospective valuations. Specifically, we determined that it was more appropriate to perform retrospective valuations of our common stock as of June 30, 2009, September 30, 2009 and December 31, 2009, using the probability weighted expected return method, or PWERM, rather than the option-pricing method used for the earlier valuations. The PWERM is generally considered to be a more sound method to determine fair value of an enterprise that has reasonable expectations of a liquidity event. Given our board of directors’ and management’s evolving outlook in the second half of 2009 that a public offering might be more viable in the future based on our improving financial performance and prospects, and the generally improving conditions in the capital markets, we determined the PWERM was a more appropriate methodology with which to assess fair value of our common stock during this period. In addition, the contemporaneous valuations as of February 8, 2010, April 30, 2010, June 30, 2010, December 31, 2010 and March 31, 2011 were performed using the PWERM, which was considered the most appropriate method as of that date. For the valuations prior to June 30, 2009, we determined that there were not reasonable expectations of a near term liquidity event and the option pricing method previously used to determine fair value remained appropriate.

As a result of such reassessment, we subsequently revised the fair value of our common stock for financial reporting purposes for option grants made from February 5, 2009 through January 19, 2010, which resulted in these option grants having exercises prices below the subsequently determined fair value per share.

From January 1, 2009 through the date of this prospectus, we granted stock options with exercises prices and fair value assessments as follows:

			Fair Value
			Per Common
	Common Shares		Share for Financial	Intrinsic Value
	Underlying Options	Exercise Price	Reporting Purposes	Per Underlying
Grant Date	Granted	Per Share	at Grant Date	Common Share

February 5, 2009	131,000	$1.54	$1.82	$0.28
May 7, 2009	78,725	1.54	2.68	1.14
August 27, 2009	145,700	2.26	3.62	1.36
January 19, 2010	191,650	4.50	4.66	0.16
February 11, 2010	490,500	6.24	6.24	—
February 26, 2010	150,000	6.24	6.24	—
May 27, 2010	90,300	8.00	8.00	—
August 26, 2010	129,975	5.78	5.78	—
November 4, 2010	53,250	5.78	5.78	—
February 3, 2011	727,500	6.02	6.02	—
March 14, 2011	270,250	6.02	6.02	—
May 19, 2011	61,750	6.92	6.92	—

The aggregate intrinsic value of vested and unvested stock options as of March 31, 2011, based on the initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of the prospectus, was $      million and $      million, respectively.

In conducting the valuations of our common stock we used a two-step methodology. First we estimated the fair value of our company as a whole, commonly referred to as our enterprise value, and then we allocated the enterprise value to each element of the capital structure, including our common stock, in order to determine the fair value of a single share of common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid.

Fair Value Inputs

In our December 31, 2008, contemporaneous valuation, the average of the results suggested by the income approach and market approach valuation methods was used to estimate enterprise value, with each method weighted equally, which was then allocated to the various securities that comprise our capital structure using the option-pricing method. The equal weighting of the income and market approaches reflects our belief that both these valuation methods provide a reasonable estimate of our enterprise value and are equally reliable.

The income approach involves applying appropriate risk-adjusted discount rates to cash flows, based on our forecasted revenue and expenses, which quantified the present value of our future economic benefits. Forecasted future cash flows were discounted to their present value using a rate corresponding to our estimated weighted average cost of capital. The discount rate reflects the risk inherent in cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date. Our weighted average cost of capital reflects our estimated cost of equity, as we did not have any outstanding debt during the relevant periods and there were no plans to include debt as part of our long-term capital structure. Our estimated cost of equity was determined by calculating the average cost of equity for a peer group of publicly-traded companies considered to be reasonably comparable to us. The weighted average cost of capital used in our December 31, 2008 contemporaneous valuation was 25%.

The market approach involves analyzing multiples of financial metrics based on acquisition and/or trading multiples of a peer group of companies, which were then applied to our projected revenues to derive an indication of value. The multiple used in our December 31, 2008 contemporaneous valuation was 1.1x.

The resulting enterprise value obtained by averaging the values calculated under the income approach and the market approach was then discounted for lack of marketability for being a private company, using a marketability discount of 37%. The enterprise value was then allocated to the various securities that comprise our capital structure, using the option-pricing method, as described in the AICPA Practice Aid. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing of a potential liquidity event was based on the plans of our board of directors and management at that time. Estimating the volatility of the share price of a privately-held company is complex because there is no readily available market for our shares. Our board of directors estimated the volatility of our stock based on available information on the volatility of stocks of publicly-traded companies in our industry determined to be reasonably comparable to us. Our December 31, 2008 contemporaneous valuation assumed a risk free interest rate of 1.0%, four year term to a liquidity event and a volatility rate of 58%. Based on such valuation and other objective and subjective factors, our board of directors determined that the fair value of our common stock as of December 31, 2008 was $1.54.

Our retrospective valuations performed as of June 30, 2009, September 30, 2009, December 31, 2009, as well as our contemporaneous valuations performed as of February 8, 2010, April 30, 2010, June 30, 2010, December 31, 2010, and March 31, 2011 used the PWERM to estimate fair value, rather than the option pricing method used previously, as an initial public offering in the near term became more likely. The PWERM involves analyzing the probability weighted present value of expected future values considering various possible future liquidity events, such as an initial public offering, merger or liquidation of the company, as well as the respective rights of common and preferred holders. For each of the possible future liquidity events, our board of directors and management estimated a range of future equity values based on the market approach over a range of possible event dates. The estimated values under each scenario were then discounted for lack of marketability, and a probability-weighted value per share of common stock was then determined.

When estimating value under the initial public offering scenario, we determined our enterprise value by applying current revenue, EBITDA and EBIT multiples of companies similar to us that had recently completed an initial public offering to our projected revenue, EBITDA and EBIT. We used the following multiples under this scenario:

Valuation	Revenue Multiple		EBITDA Multiple		EBIT Multiple

June 30, 2009	2.9	x	9.9	x	10.9	x
September 30, 2009	3.0	x	10.2	x	13.3	x
December 31, 2009	3.0	x	10.2	x	13.3	x
February 8, 2010	2.8	x	9.7	x	13.9	x
April 30, 2010	3.0	x	10.1	x	15.0	x
June 30, 2010	2.1	x	12.1	x	15.7	x
December 31, 2010	2.6	x	14.3	x	20.3	x
March 31, 2011	2.6	x	14.2	x	17.8	x

When estimating value under the merger scenario, we analyzed business combinations involving companies in industries similar to the one in which we compete. We determined our enterprise value by applying current revenue, EBITDA and EBIT multiples related to such transactions to our projected revenue, EBITDA and EBIT. We used the following multiples under this scenario:

Valuation	Revenue Multiple		EBITDA Multiple		EBIT Multiple

June 30, 2009	1.4	x	11.8	x	14.0	x
September 30, 2009	1.4	x	12.0	x	14.4	x
December 31, 2009	1.5	x	12.2	x	15.5	x
February 8, 2010	1.3	x	11.5	x	14.9	x
April 30, 2010	1.5	x	14.1	x	15.9	x
June 30, 2010	2.1	x	13.2	x	16.5	x
December 31, 2010	2.7	x	15.5	x	19.8	x
March 31, 2011	2.5	x	13.7	x	19.0	x

When estimating value under the liquidation scenario, we analyzed unprofitable or poorly performing companies in industries similar to the one in which we compete. We determined our enterprise value by applying current revenue multiples of these companies to our projected revenue. For our valuations as of June 30, 2009, September 30, 2009, December 31, 2009, February 8, 2010, April 30, 2010, June 30, 2010, December 31, 2010 and March 31, 2011 we used a projected revenue multiple of 0.85x, 0.85x, 0.98x, 1.0x, 0.8x, 0.7x, 0.8x and 0.7x, respectively.

The enterprise value under each scenario was determined by applying the multiples described above to our corresponding projected financial metrics for the 12-month period following a range of assumed timing of such event, which was then discounted to determine the present value. The discount rates used for our valuations as of June 30, 2009, September 30, 2009, December 31, 2009, February 8, 2010, April 30, 2010, June 30, 2010, December 31, 2010 and March 31, 2011, were 25%, 25%, 26%, 26%, 26%, 25%, 25% and 26%, respectively.

The assumed probability for each future liquidity event and marketability discount used under the PWERM, and the resulting fair value determined, for each valuation are as follows:

	IPO	Merger	Liquidation	Marketability	Fair Value
Valuation	Probability	Probability	Probability	Discount	Determined

June 30, 2009	30%	65%	5%	22%	$3.18
September 30, 2009	40	55	5	21	3.88
December 31, 2009	50	45	5	19	4.66
February 8, 2010	65	30	5	12	6.24
April 30, 2010	70	25	5	12	7.94
June 30, 2010	60	35	5	21	5.50
December 31, 2010	70	25	5	14	6.02
March 31, 2011	70	25	5	12	6.92

Grant Date Fair Value Assessments

Following the retrospective valuations as of June 30, 2009, September 30, 2009 and December 31, 2009, the revised fair value of our common stock for financial reporting purposes as of February 5, 2009, May 7, 2009 and August 27, 2009, corresponding to option grant dates, was derived based on linear interpolations between the valuations performed between December 31, 2008 and December 31, 2009. Linear interpolations were considered appropriate because there were no individually significant factors, events, or changes in our business between the subsequent valuation dates that would impact the fair value determination between the subsequent valuation dates. Based on this process, we determined that the revised fair value of our common stock for financial reporting purposes was $1.82, $2.68 and $3.62 as of the option grant dates of February 5, 2009, May 7, 2009 and August 27, 2009, respectively.

Although we considered the June 2009 sale of approximately $1.0 million of our Series C convertible preferred stock in the June 2009 and subsequent valuations, we concluded that the price of the Series C convertible preferred stock was not an appropriate indicator of value because it was a different security with significantly superior rights and preferences to our common stock, was issued to strategic partners, and investors in the Series C convertible preferred stock financing were also issued warrants to acquire additional shares of Series C convertible preferred stock.

The fair value of our common stock for financial reporting purposes as of the January 19, 2010 option grant date was determined to be $4.66, which corresponds to the retrospective valuation performed as of December 31, 2009. Our board of directors concluded that there was no significant change in our business or expectations of future business as of January 19, 2010 since the December 2009 valuation that would have warranted a materially different determination of value of our common stock.

The fair value of our common stock for financial reporting purposes as of the February 11 and February 26, 2010 option grant dates was determined to be $6.24, which corresponds to the contemporaneous valuation performed as of February 8, 2010. Our board of directors concluded that there were no significant changes in our business or expectations of future business as of February 11 or February 26, 2010 since the February 8, 2010 valuation that would have warranted a materially different determination of value of our common stock as of either of those dates.

The fair value of our common stock as of the May 27, 2010 option grant date was determined to be $8.00, which is $0.06 more than the contemporaneous valuation performed as of April 30, 2010. Our board of directors concluded that $8.00 per share represented their best estimate of the fair value of our common stock on the date of grant.

The fair value of our common stock as of the August 26, 2010 and November 4, 2010 option grant dates was determined to be $5.78, which is $0.28 more than the contemporaneous valuation performed as of June 30, 2010. Our board of directors concluded that $5.78 per share represented their best estimate of the fair value of our common stock on the date of grant.

The fair value of our common stock as of the February 3, 2011 and March 14, 2011 option grant dates was determined to be $6.02, which is equal to the contemporaneous valuation performed as of December 31, 2010. Our board of directors concluded that there was no significant change in our business or expectations of future business as of February 3, 2011 or March 14, 2011 since the December 2010 valuation that would have warranted a materially different determination of value of our common stock.

The fair value of our common stock as of the May 19, 2011 option grant date was determined to be $6.92, which is equal to the contemporaneous valuation performed as of March 31, 2011. Our board of directors concluded that there was no significant change in our business or expectations of future business as of May 19, 2011 since the March 2011 valuation that would have warranted a materially different determination of value of our common stock.

Changes in Fair Value Assessments

At noted above, at each option grant date in 2009 and in 2010, our board of directors considered the objective and subjective factors discussed above, including the valuations. The primary reasons for the changes in the fair value of our common stock during this period and between each valuation date are summarized as follows:

June 30, 2009 Valuation.  The increase in fair value determination from $1.54 as of December 31, 2008 to $3.18 as of June 30, 2009, was due primarily to improvements in our financial performance in the second quarter of 2009, improved prospects for our future financial performance, and improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock. Specifically, our board of directors considered that during the first and second quarters of 2009, we sequentially increased revenue by 13.6% and 36.7% over the fourth quarter of 2008 and substantially increased net income from negative $0.9 million in the first quarter of 2009 to $1.8 million in the second quarter of 2009. Also, both our GMV and revenue rate for the first and second quarters of 2009 increased compared to prior periods.

Additionally, our change to the PWERM as part of our fair value reassessment also contributed to a higher determination of value. The PWERM was considered more appropriate given our board of directors’ increased interest in pursuing a public offering of common stock if capital market conditions continued to improve. The assigned probability of 30% for an initial public offering, and the assumption that a merger was more likely, was considered reasonable at that time, given a level of uncertainty that existed about the sustainability of the recovery of the capital markets, and the fact that we had sustained operating losses in recent quarters.

September 30, 2009 Valuation.  The increase in fair value determination from $3.18 as of June 30 2009 to $3.88 as of September 30, 2009, was due primarily to continued improvements in our financial performance in the third quarter of 2009, including a 16.3% increase in net income and increases in our GMV and revenue rate from the prior quarter, continued improved prospects for our future financial performance, and continued improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock. Additionally, we modified input assumptions to the PWERM model to increase the assigned probability of an initial public offering to 40% to reflect our view at the time of such valuation that an initial public offering was more likely than in June 2009 even though we had not begun substantive discussions with potential underwriters as of that date.

December 31, 2009 Valuation.  The increase in fair value determination from $3.88 as of September 30 2009 to $4.66 as of December 31, 2009, was due primarily to continued improvements in our financial performance in the fourth quarter of 2009, continued improved prospects for our future financial performance, and continued improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock. Our full year 2009 results of operations also reflected substantial increases in revenue of 56.3% compared to 2008, which positively impacted our forecasted revenues for subsequent periods, although our revenue, adjusted EBITDA, GMV and revenue rate all decreased in the fourth quarter of 2009 compared to the third quarter. Additionally, we modified input assumptions to the PWERM model to increase the assigned probability of an initial public offering to 50% to reflect our view at the time of such valuation that an initial public offering was more likely to occur than in September 2009, and to reflect that we had begun to have substantive discussions with potential underwriters about the prospects for such an offering.

February 8, 2010 Valuation.  The increase in fair value determination from $4.66 as of December 31 2009 to $6.24 as of February 8, 2010, was due primarily to continued improvements in our financial performance in January 2010, continued improved prospects for our future financial performance, and continued improvements in the overall capital markets and fair values of peer group companies used to estimate fair value of our common stock. Specifically, there were a number of initial public offerings that had recently been executed and favorably received by the market. As a result, we modified input assumptions to the PWERM model to increase the assigned probability of an initial public offering to 65% to reflect our view at the time of such valuation that an initial public offering was more likely than in December 2009, and to reflect that we had begun to prepare for an initial public offering with underwriters and other advisors.

April 30, 2010 Valuation.  The increase in fair value determination from $6.24 as of February 8, 2010 to $7.94 as of April 30, 2010, was primarily due to changes in valuation assumptions, including increased IPO probability and shortened time frame to execution of an initial public offering, increased valuation multiples of comparable companies based on first quarter results and improvements in several market conditions. This was reflective of the fact that our board of directors still believed that an initial public offering remained likely (although given the extreme volatility in the capital markets which then existed, the timing of such offering remained uncertain). As a result, we increased the assigned probability of an initial public offering in the PWERM analysis to 70% and increased the multiples used in both the initial public offering and merger scenarios.

June 30, 2010 Valuation.  The decrease in fair value determination from $7.94 as of April 30, 2010 to $5.50 as of June 30, 2010, was primarily due to a slowdown in our business during the second quarter 2010, resulting in a decrease in our revenue and our incurring a substantial net loss for the quarter, as a result of the prolonged economic downturn in the construction industry, which had a negative impact on the volume of equipment listed for sale in our marketplace. These conditions, as well as continued volatility in the capital markets, led our board of directors to believe that an initial public offering no longer remained likely in the near term. As a result, we decreased the assigned probability of an initial public offering in the PWERM analysis to 60% and increased the marketability discount to 21%.

December 31, 2010 Valuation.  The increase in fair value determination from $5.50 as of June 30, 2010 to $6.02 as December 31, 2010, was primarily due to improvements in our revenue, GMV and Adjusted EBITDA compared to the prior quarter as the volumes of equipment for sale in our marketplace improved, as well as improvements in the overall capital markets. As a result, we modified input assumptions to the PWERM model to increase the assigned probability of an initial public offering to 70%, decreased the marketability discount to 14% and increased the multiples used in both the initial public offering and merger scenarios.

March 31, 2011 Valuation.  The increase in fair value determination from $6.02 as of December 31, 2010 to $6.92 as of March 31, 2011, was primarily due to continued improvements in our financial performance, including that our first quarter results reflected substantial improvements in revenue and GMV over the prior quarters and compared to the same quarter in the prior year as the volumes of equipment for sale in our marketplace continued to improve, as well as improvements in the overall capital markets. As a result, we modified input assumptions to the PWERM model to decrease the marketability discount to 12%.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of revenue:

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(in thousands)

Consolidated Statements of Operations Data:
Revenue	$34,989	$54,674	$58,559	$16,208	$17,686
Cost of revenue	7,508	11,978	13,872	3,496	3,939

Gross profit	27,481	42,696	44,687	12,712	13,747
Operating expenses:
Sales and marketing	16,991	23,890	30,825	7,798	9,960
Technology	1,692	2,781	2,429	930	650
General and administrative	7,026	10,865	10,599	3,411	3,295

Total operating expenses	25,709	37,536	43,853	12,139	13,905

Income (loss) from operations	1,772	5,160	834	573	(158)
Interest income	413	64	32	2	108
Other non-operating expense	(21)	(1,072)	(2,802)	(551)	(236)

Income (loss) before taxes	2,164	4,152	(1,936)	24	(286)
Income tax provision (benefit)	313	(8,696)	3,778	452	607

Net income (loss)	$1,851	$12,848	$(5,714)	$(428)	$(893)

	Year Ended			Three Months Ended
	December 31,			March 31,
	2008	2009	2010	2010	2011
	(% of revenue)

Consolidated Statements of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	21.5	21.9	23.7	21.6	22.3

Gross profit	78.5	78.1	76.3	78.4	77.7
Operating expenses:
Sales and marketing	48.5	43.7	52.6	48.1	56.3
Technology	4.8	5.1	4.1	5.7	3.7
General and administrative	20.1	19.9	18.1	21.0	18.6

Total operating expenses	73.4	68.7	74.9	74.9	78.6

Income (loss) from operations	5.1	9.4	1.4	3.5	(0.9)
Interest income	1.2	0.1	0.1	0.0	0.6
Other non-operating expense	(0.1)	(1.9)	(4.8)	(3.4)	(1.3)

Income (loss) before taxes	6.2	7.6	(3.3)	0.1	(1.6)
Income tax provision (benefit)	0.9	(15.9)	6.5	2.8	3.4

Net income (loss)	5.3%	23.5%	(9.8)%	(2.6)%	(5.0)%

Comparison of the Three Months Ended March 31, 2010 and 2011

Revenue

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)

Revenue	$16,208	$17,686	9.1%

Total revenue increased $1.5 million in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. This primarily related to an increase of $1.8 million in our North American operations offset by a decrease of $0.3 million in our international operations. Of the increase related to our North American operations, $3.7 million was due to an increase in GMV and $0.2 million in other revenue, offset by a decrease of $1.6 million in revenue rate and a decrease in $0.4 million in both GMV and revenue rate. The increase in GMV in North America was driven by significant increases in the total number of units sold, offset by a decrease in average sales price per unit. The decrease in revenue rate was attributable to a higher than normal revenue rate achieved during the three months ended March 31, 2010 due to better performance on at risk transactions in the period as well as lower performance on at risk transactions during the three months ended March 31, 2011. The decrease in international is primarily attributable to a decrease in GMV and revenue rate. The GMV impact on revenue was $0.1 million and the revenue rate impact on revenue was $0.2 million.

Cost of Revenue and Gross Profit

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)

Cost of revenue	$3,496	$3,939	12.7%

Percentage of revenue	21.6%	22.3%
Gross profit	$12,712	13,747	8.1%

Percentage of revenue	78.4%	77.7%

Our cost of revenue increased $0.4 million in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. This was attributable to the increase in the number of units sold in our marketplace during the three months ended March 31, 2011 over the same period in 2010, which resulted in a corresponding greater number of units that were inspected, and the associated higher staffing costs, outside contractor costs, travel, and other ancillary costs in our inspection department. Of this increase in our cost of revenue, $0.3 million was attributable to our North American operations and $0.1 million was attributable to our international, primarily European, operations.

Operating Expenses

Sales and Marketing

	Three Months Ended
	March 31,
	2010	2011	% Change
	(dollars in thousands)

Sales and marketing	$7,798	$9,960	27.7%

Percentage of revenue	48.1%	56.3%

Our sales and marketing expenses increased $2.2 million in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. The increase is attributable to a $1.5 million increase in our North American operations, $0.5 million attributable to the launch of IronPlanet Motors and $0.2 million due to the launch of our U.A.E. operations, offset by a decrease of $0.2 million in our Asia-Pacific operations. In 2010, we significantly scaled back our Asia-Pacific operations. The increase in our North American operations was due to increases in headcount, sales commissions, travel related expenses, and other sales and marketing expenses of $0.6 million, $0.3 million, $0.2 million and $0.4 million, respectively. The increased sales and marketing expenses were incurred as we continued to expand our market presence. As a percent of revenue, sales and marketing expenses increased in the three months ended March 31, 2011 compared to the three months ended March 31, 2010 primarily due to the ramp up of sales personnel who had yet to reach expected full productivity levels.

Technology

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)

Technology	$930	$650	(30.1)%

Percentage of revenue	5.7%	3.7%

Technology expenses decreased $0.3 million in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. This decrease is attributable to a $0.4 million decrease in stock-based compensation expenses, offset by an increase in personnel relating to the continuing development and maintenance of our website, additional internal technology applications and technology support.

General and Administrative Expenses

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)

General and administrative expenses	$3,411	$3,295	(3.4)%

Percentage of revenue	21.0%	18.6%

General and administrative expenses decreased $0.1 million in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. This decrease was attributable to a decrease in professional fees offset by an increase relating to start up costs associated with the launch of IronPlanet Motors and our operations in the U.A.E.

Interest Income

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)

Interest income	$2	$108	5,300%

Percentage of revenue	0.0%	0.6%

Interest income increased $0.1 million in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. The increase was primarily attributable to interest associated with our note receivable with a seller.

Other Non-Operating Expense

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)

Other non-operating expense	$(551)	$(236)	(57.2)%

Percentage of revenue	(3.4)%	(1.3)%

For the three months ended March 31, 2011, other non-operating expense primarily relates to changes in fair value of Series A and Series C convertible preferred stock performance warrants classified as liabilities.

For the three months ended March 31, 2010, other non-operating expense relates to the impact of non-cash stock-based compensation expense recorded in connection with the ongoing variable accounting for a single option grant to a former employee for periods subsequent to his service obligation and to changes in fair value of Series A and Series C convertible preferred stock performance warrants classified as liabilities.

Income Tax Provision (Benefit)

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)

Income tax provision (benefit)	$452	$607	34.3%

Percentage of revenue	2.8%	3.4%

We recorded an income tax provision of $0.5 million and $0.6 million for the three months ended March 31, 2010 and 2011, respectively. The 2011 amount represents the estimated annual effective tax rate of 49.3% applied to our domestic taxable income for the three months ended March 31, 2011. We did not record a tax benefit on foreign losses for the period due to the uncertainty surrounding our ability to use our foreign net operating loss carryforwards.

Comparison of the Years Ended December 31, 2008, 2009 and 2010

Revenue

	Year Ended December 31,			2008-2009	2009-2010
	2008	2009	2010	% Change	% Change
	(dollars in thousands)

Revenue	$34,989	$54,674	$58,559	56.3%	7.1%

Total revenue increased $3.9 million in 2010 compared to 2009. Of the increase, $4.0 million was attributable to our North American operations, offset by $0.1 million decrease attributable to our international operations. Of the $4.0 million North American revenue increase, $4.1 million was attributable to an increase in GMV and $0.8 million attributable to an increase in revenue rate, offset by a decrease in other revenue of $0.9 million. The increase in GMV in North America was primarily driven by an increase in total units sold, in addition to a slight increase in average sales price per unit. The increase in revenue rate in 2010 was due to an increase in our seller commission rates. The decrease in other revenue is primarily attributable to a decline in commissions associated with our private marketplace.

Total revenue increased $19.7 million in 2009 compared to 2008. Of the increase, $14.8 million was attributable to our North American operations and $4.9 million was attributable to our international operations. Of the $14.8 million North American revenue increase, $8.2 million was attributable to an increase in GMV, $5.4 million was attributable to an increase in our revenue rate, and $1.4 million was attributable to an increase in both volume and revenue rate, offset by a decline in other revenue of $0.2 million. The increase in GMV in North America was driven by a significant increase in the total number of units sold. The increase in units was offset by a decrease in the average sales price per unit which reflected both a shift in the mix of equipment sold as well as a general decline in pricing levels for used heavy equipment in 2009 from 2008. The increase in revenue rate in 2009 was due to an increase in our seller commission, listing fee, and buyer transaction fee rates, and by lower average selling prices per unit compared to 2008, as these individual revenue rate components are all proportionately higher on lower priced units. Additionally, we increased seller commission rates for certain sellers in 2009, we increased our buyer transaction fee schedule at the beginning of 2009, and our overall seller commission rate was positively impacted by better performance on our guarantee arrangements in 2009 compared to 2008.

Cost of Revenue and Gross Profit

	Year Ended December 31,			2008-2009	2009-2010
	2008	2009	2010	% Change	% Change
	(dollars in thousands)

Cost of revenue	$7,508	$11,978	$13,872	59.5%	15.8%

Percentage of revenue	21.5%	21.9%	23.7%
Gross profit	$27,481	$42,696	$44,687	55.4%	4.7%

Percentage of revenue	78.5%	78.1%	76.3%

Our cost of revenue increased $1.9 million in 2010 compared to 2009. This was primarily attributable to the increase in the number of units sold in our marketplace during 2010, and the corresponding greater number of units that were inspected, and the associated higher staffing costs, travel, and other ancillary costs in our inspection department. Additionally, we incurred higher costs in our customer support, marketplace and site operations functions associated with higher staffing costs. Of this increase in our cost of revenue, $1.4 million was attributable to our North American operations and $0.5 million was attributable to our international operations.

Our cost of revenue increased $4.5 million in 2009 compared to 2008. This was attributable to the increase in the number of units sold in our marketplace during 2009, and the corresponding greater number of units that were inspected, and the associated higher staffing costs, outside contractor costs, travel, and other ancillary costs in our inspection department. Of this increase in our cost of revenue, $3.0 million was attributable to our North American operations, $1.4 million was attributable to our European operations, which commenced in early 2009, and $0.1 million was attributable to our Asia-Pacific operations.

Operating Expenses

Sales and Marketing

	Year Ended December 31,			2008-2009	2009-2010
	2008	2009	2010	% Change	% Change
	(dollars in thousands)

Sales and marketing	$16,991	$23,890	$30,825	40.6%	29.0%

Percentage of revenue	48.5%	43.7%	52.6%

Our sales and marketing expenses increased $6.9 million in 2010 compared to 2009. Of this increase, $4.5 million was attributable to a net increase in sales personnel in 2010, and $1.2 million was attributable to increased sales commission expense. Approximately $0.8 million was attributable to outside marketing expenses, resulting from an increase in marketplace event advertising and promotion, and a general increase in marketing and advertising costs in order to continue to build our registration base and buyer community. Of the total increase in sales and marketing expenses in 2010, $5.8 million and $1.1 million was attributable to our North American and international operations, respectively. As a percent of revenue, sales and marketing expenses increased in 2010 primarily due to the ramp up of sales personnel who had yet to reach full productivity levels.

Our sales and marketing expenses increased $6.9 million in 2009 compared to 2008. Of this increase, $4.7 million was attributable to a net increase in sales personnel in 2009, and $1.1 million was attributable to increased sales commission expense. The remaining increase of $1.1 million was attributable to outside marketing expenses, resulting from an increase in marketplace event advertising and promotion, an increase in search engine advertising costs in order to continue to build our registration base and buyer community, and a general increase in other marketing activities. Additionally, of the total increase in sales and marketing in 2009, $2.9 million was attributable to our European operations, which commenced in early 2009. As a percent of revenue, sales and marketing expenses declined in 2009 primarily due to higher revenues and increased effectiveness of our marketing campaigns.

Technology

	Year Ended December 31,			2008-2009	2009-2010
	2008	2009	2010	% Change	% Change
	(dollars in thousands)

Technology	$1,692	$2,781	$2,429	64.4%	(12.7)%

Percentage of revenue	4.8%	5.1%	4.1%

Technology expenses decreased $0.4 million in 2010 compared to 2009. This decrease was primarily attributable to a decrease in stock compensation expense and outside contractor expenses.

Technology expenses increased $1.1 million in 2009 compared to 2008. The largest component of this increase was an $0.8 million increase in stock-based compensation expenses. The remaining increase related to expenses incurred in connection with the continuing development and maintenance of our website, additional internal technology applications and technology support for increased personnel.

General and Administrative Expenses

	Year Ended December 31,			2008-2009	2009-2010
	2008	2009	2010	% Change	% Change
	(dollars in thousands)

General and administrative	$7,026	$10,865	$10,599	54.6%	(2.4)%

Percentage of revenue	20.1%	19.9%	18.1%

General and administrative expenses decreased $0.3 million in 2010 compared to 2009. This decrease was primarily attributable to a reduction in sales and use tax contingency accrual expenses of $1.1 million and lower bonuses paid of $0.8 million. This was offset by higher professional fees of $1.1 million related to our preparations to become a public company and an increase in stock compensation and personnel costs of $0.5 million related to increases in executive, finance and administrative department personnel to support our business.

General and administrative expenses increased $3.8 million in 2009 compared to 2008. Of this increase, $2.6 million was attributable to an increase in executive, finance and administrative department personnel costs, including an increase in personnel to support our business growth and an increase in personnel for our European operations. The remaining increase of $1.2 million was attributable to occupancy and facilities, including new facilities in Europe.

Interest Income

	Year Ended December 31,			2008-2009	2009-2010
	2008	2009	2010	% Change	% Change
	(dollars in thousands)

Interest income	$413	$64	$32	(84.5)%	(50.0)%

Percentage of revenue	1.2%	0.1%	0.1%

Net interest income decreased $32,000 in 2010 compared to 2009. This decrease was attributable to a decline in the average yield on our interest bearing accounts during the period.

Net interest income decreased $0.3 million in 2009 compared to 2008. This decrease was attributable to a decline in the average yield on our interest bearing accounts during the period, offset in part by higher overall cash balances.

Other Non-Operating Expense

	Year Ended December 31,			2008-2009	2009-2010
	2008	2009	2010	% Change	% Change
	(dollars in thousands)

Other non-operating expense	$(21)	$(1,072)	$(2,802)	n.m.	161.4%

Percentage of revenue	(0.1)%	(1.9)%	(4.8)%

Other non-operating expense increased $1.7 million in 2010 compared to 2009 primarily due to the write-off of $1.9 million of deferred offering costs upon on our decision to postpone the initial public offering of our common stock in the fourth quarter of 2010. These deferred offering costs were comprised of professional fees for services directly related to our proposed initial public offering of common stock in 2010. The remaining amounts in other non-operating expense in 2010 and 2009 relate to the impact of non-cash stock-based compensation expense recorded in connection with the ongoing variable accounting for a single option grant to a former employee for periods subsequent to his service obligation and to changes in fair value of Series A and Series C convertible preferred stock performance warrants classified as liabilities.

Income Tax Provision (Benefit)

	Year Ended December 31,			2008-2009	2009-2010
	2008	2009	2010	% Change	% Change
	(dollars in thousands)

Income tax provision (benefit)	$313	$(8,696)	$3,778	n.m.	n.m.

Percentage of revenue	0.9%	(15.9)%	6.5%

For 2010, we recorded an income tax provision of $3.8 million primarily relating to corporate taxes on U.S. profits and a $1.5 million increase to our valuation allowance to fully reserve California state deferred tax assets based on a determination that it was no longer more likely than not that we would realize the tax benefit of these assets. This determination was due to the impact of California tax legislation enacted in October 2010 that suspended the use of net operating losses for 2010 and 2011 combined with anticipated further reductions in the California apportionment factor due to market based sourcing rules effective January 1, 2011.

In 2009, we recorded an income tax benefit of $8.7 million primarily attributable to the release of our valuation allowance against certain deferred tax assets. In the fourth quarter of 2009, we determined that it would be more likely than not that our remaining cumulative U.S. federal and state net operating losses and other deferred tax benefits, which had previously been fully reserved, would be realizable. Thus, we reversed the valuation allowance and recorded a net tax benefit of $9.1 million.

In 2008, we offset our taxable income through the utilization of net operating loss carryforwards; accordingly, our tax provision was primarily attributable to minimum corporate taxes.

Unaudited Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statements of operations data as a percentage of revenue for each of the nine quarters ended March 31, 2011. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus, and the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended,
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2009	2009	2009	2009	2010	2010	2010	2010	2011
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$10,312	$14,097	$15,287	$14,978	$16,208	$14,859	$12,917	$14,575	$17,686
Cost of revenue	2,488	2,988	3,235	3,267	3,496	3,421	3,382	3,573	3,939

Gross profit	7,824	11,109	12,052	11,711	12,712	11,438	9,535	11,002	13,747
Operating Expenses:
Sales and marketing	5,303	5,643	6,084	6,860	7,798	7,902	6,971	8,154	9,960
Technology	665	691	722	703	930	527	453	519	650
General and administrative	2,520	2,596	2,779	2,970	3,411	2,635	2,442	2,111	3,295

Total operating expenses	8,488	8,930	9,585	10,533	12,139	11,064	9,866	10,784	13,905

Income (loss) from operations	(664)	2,179	2,467	1,178	573	374	(331)	218	(158)
Interest income	37	8	6	13	2	3	3	25	108
Other non-operating expense	(234)	(234)	(234)	(370)	(551)	(433)	(34)	(1,783)	(236)

Income (loss) before taxes	(861)	1,953	2,239	821	24	(56)	(362)	(1,540)	(286)
Income tax provision (benefit)	22	193	193	(9,104)	452	1,456	(111)	1,981	607

Net income (loss)	$(883)	$1,760	$2,046	$9,925	$(428)	$(1,512)	$(251)	$(3,521)	$(893)

Net income (loss) per share
Basic	$(0.28)	$0.56	$0.62	$2.88	$(0.11)	$(0.34)	$(0.05)	$(0.75)	$(0.19)

	For the Three Months Ended,
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2009	2009	2009	2009	2010	2010	2010	2010	2011
	(in thousands, except per share data)

Diluted	$(0.28)	$0.08	$0.08	$0.40	$(0.11)	$(0.34)	$(0.05)	$(0.75)	$(0.19)

	For the Three Months Ended,
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2009	2009	2009	2009	2010	2010	2010	2010	2011
	(% of revenue)

Consolidated Statements of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	24.1	21.2	21.2	21.8	21.6	23.0	26.2	24.5	22.3

Gross profit	75.9	78.8	78.8	78.2	78.4	77.0	73.8	75.5	77.7
Operating Expenses:
Sales and marketing	51.4	40.0	39.8	45.8	48.1	53.2	54.0	55.9	56.3
Technology	6.4	4.9	4.7	4.7	5.7	3.5	3.5	3.6	3.7
General and administrative	24.4	18.4	18.2	19.8	21.0	17.7	18.9	14.5	18.6

Total operating expenses	82.3	63.3	62.7	70.3	74.9	74.5	76.4	74.0	78.6

Income (loss) from operations	(6.4)	15.5	16.1	7.9	3.5	2.5	(2.6)	1.5	(0.9)
Interest income	0.4	0.1	—	0.1	—	—	—	0.2	0.6
Other non-operating expense	(2.3)	(1.7)	(1.5)	(2.5)	(3.4)	(2.9)	(0.3)	(12.2)	(1.3)

Income (loss) before taxes	(8.3)	13.9	14.6	5.5	0.1	(0.4)	(2.8)	(10.6)	(1.6)
Income tax provision (benefit)	0.3	1.4	1.3	(60.8)	2.8	9.8	(0.9)	13.6	3.4

Net income (loss)	(8.6)%	12.5%	13.4%	66.3%	(2.6)%	(10.2)%	(1.9)%	(24.2)%	(5.0)%

	For the Three Months Ended,
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2009	2009	2009	2009	2010	2010	2010	2010	2011
	(dollars in thousands)

Other Financial and Operating Data:
Adjusted EBITDA	$(164)	$2,687	$2,991	$1,784	$1,557	$976	$202	$896	$631
Adjusted EBITDA less capital expenditures	(321)	2,385	2,759	818	1,339	704	(112)	409	376
Gross Merchandise Volume	91,712	119,642	122,919	124,157	129,824	125,871	107,634	131,012	161,747
Revenue rate	11.0%	11.4%	12.2%	11.9%	12.5%	11.8%	12.0%	11.1%	10.9%

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net income, the most comparable GAAP measure, for each of the periods indicated. For additional information, please see the discussion of Adjusted EBITDA and Adjusted EBITDA less capital expenditures in note 6 to “Selected Financial Consolidated Financial and Other Data.”

	For the Three Months Ended,
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2009	2009	2009	2009	2010	2010	2010	2010	2011
				(in thousands)

Net income (loss)	$(884)	$1,760	$2,046	$9,926	$(428)	$(1,512)	$(251)	$(3,521)	$(893)
Stock-based compensation	548	546	540	593	1,172	638	339	328	493
Performance warrants	—	—	—	136	78	48	—	(65)	209
Interest income	(37)	(8)	(6)	(13)	(2)	(3)	(3)	(25)	(108)
Depreciation and amortization	187	196	218	246	285	349	228	298	323
Income tax provision (benefit)	22	193	193	(9,104)	452	1,456	(111)	1,981	607
Deferred offering costs	—	—	—	—	—	—	—	1,900	—

Adjusted EBITDA	(164)	2,687	2,991	1,784	1,557	976	202	896	631

Capital expenditures	157	302	232	966	218	272	314	487	255

Adjusted EBITDA less capital expenditures	$(321)	$2,385	$2,759	$818	$1,339	$704	$(112)	$409	$376

Our quarterly revenue has generally continued to increase as we have increased the number of marketplace events held over the past nine quarters and the GMV sold in such events. Historically, GMV has generally been highest during the second and fourth quarters. We generally conduct more marketplace events during these quarters than during the first and third quarters, because sellers of equipment tend to be more active in these periods to prepare for heavier construction project activity during spring through late fall. However, this quarterly seasonality pattern may not always occur due to the timing and duration of global economic cycles, level of global development activity and the impact on traditional supply and demand patterns for used heavy equipment. For example, in the second and fourth quarters of 2010, our revenue was lower than the first quarter of 2010 as the prolonged economic downturn had a negative impact on the volume of equipment listed for sale in our marketplace. In addition, our volume of equipment for sale, and related revenue, is dependent upon the timing of activity such as fleet upgrades and realignments, contractor retirements, and the completion of major construction and development projects, among other things. Revenue Rate is impacted by a number of factors, including equipment and seller mix and the performance of guarantee or purchase arrangements during the period. These factors are generally not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparisons difficult.

During each of the third quarter of 2009 and the first quarter of 2010, our financial results were positively impacted by performance on guarantee arrangements during that quarter, as the selling prices of equipment sold in our marketplace were higher, which resulted in increases in GMV and revenue.

Our cost of revenue has generally increased each quarter of 2009 and the first quarter of 2010 as we continued to increase the number of units sold in our marketplace and add additional personnel to assist with the listing and inspections process. Gross margin in the first quarter 2009 was negatively impacted by the startup costs associated with launching our European operations. Gross margin in the second and third quarters of 2010 was negatively impacted by the lower volume of equipment sold in our marketplace. A significant component of our cost of revenue is fixed costs that are incurred regardless of the volume of equipment sold in our marketplace during the period.

Our operating expenses increased sequentially in each quarter of 2009 and the first quarter of 2010 due to the growth in our sales and marketing, technology and general and administrative headcount to support the corresponding growth in our business and in GMV. Operating expenses increased in the fourth quarter of 2009 and the first quarter of 2010 due to an increase in our legal, accounting and other professional costs related to this offering. In addition, during the fourth quarter we typically incur additional expenses related to employee training and certain marketing and promotional activities, which are considered period costs. Operating expenses declined in the third quarter of 2010 due to a decline in sales commissions resulting from the lower revenue and a decline in general and administrative expenses due to a reduction in the bonus accrual based on our operating results and lower sales and use tax contingency accrual expenses. Our operating expenses increased in the fourth quarter of 2010 and the first quarter of 2011 primarily due to increased staffing costs in our sales organization and higher sales commissions based on our revenue performance. Further, in the first quarter of 2011, we incurred higher marketing costs relating to marketplace events and trade shows, the launch of IronPlanet Motors and commencement of our operations in the U.A.E.

Our other non-operating expense in 2009 and the first quarter of 2010 was the result of a non-cash stock-based compensation expense recorded in connection with the ongoing variable accounting for a single option grant to a former employee for periods subsequent to his service obligation, as well as changes in the fair value of preferred stock warrants which are classified as a liability. The increase in 2009 and the first quarter of 2010 was attributable to an increase in our common and preferred-stock valuation. In the second quarter of 2010, variable accounting relating to the option grant to a former employee terminated. Other non-operating expense increased in the fourth quarter of 2010 due to the write-off of $1.9 million of deferred offering costs upon our decision to postpone the initial public offering of our common stock. This was offset by a reduction in the fair value of our preferred stock warrants. The increase in the first quarter of 2011 relates to the change in fair value of preferred stock warrants based on an increase in our preferred stock valuation.

Prior to the fourth quarter of 2009, our income tax provisions were primarily attributable to minimum corporate taxes, as we offset our taxable income through the utilization of our net operating loss carryforwards, which was subject to a full valuation allowance. In the fourth quarter of 2009, we determined that it would be more likely than not that remaining cumulative net operating losses and other deferred tax benefits related to our U.S. operations, which had previously been fully reserved, would be realizable. Thus, in the fourth quarter of 2009, we reversed the valuation allowance and recorded a tax benefit of $9.1 million. In each quarter of 2010 and the first quarter of 2011, we recorded an income tax provision (benefit) based on our estimated annual effective tax rate applied to our domestic taxable income for the period. We did not record a tax benefit on foreign losses due to the uncertainty surrounding our ability to use our foreign net operating loss carryforwards. In the fourth quarter of 2010, we recorded an income tax provision to increase our valuation allowance to fully reserve California state deferred tax assets based on our determination that it was no longer more likely than not that we would realize the tax benefit of these deferred tax assets.

Adjusted EBITDA was a loss of $0.2 million in the first quarter of 2009 primarily as a result of the decline in heavy equipment pricing that occurred during this period, as well as start up expenses related to the launch of our European operations. Adjusted EBITDA decreased $1.2 million in the fourth quarter of 2009 compared to the third quarter of 2009. This was a result of a decline in revenue primarily related to a decline in our revenue rate, increased sales and marketing expenses related to additional sales headcount, and employee training and marketing and promotional activities that we typically incur in the fourth quarter. Adjusted EBITDA decreased $0.2 million in the first quarter of 2010 compared to the fourth quarter of 2009, primarily as a result of increased sales and marketing expenses related to additional sales headcount and increases in our legal, accounting and other professional expenses related to this offering. Adjusted EBITDA continued to decline in the second and third quarter of 2010 as our volume and revenue decreased due to the continued economic slow down experienced in 2010. We continued to increase our sales headcount during these periods which resulted in additional staffing costs. Adjusted EBITDA increased in the fourth quarter of 2010 due to the increase in volume and revenue, however, this increase was offset by a lower revenue rate and higher level of sales expenses due to the increase in sales personnel. Adjusted EBITDA declined in the first quarter of 2011 primarily due to a decline in our revenue rate as well as start up costs associated with the launch of IronPlanet Motors and our operations in the U.A.E. The decline in revenue rate in the fourth quarter of 2010 and first quarter of 2011 was primarily due to lower performance of our at risk business.

Liquidity and Capital Resources

At March 31, 2011, our total cash position, consisting of cash and cash equivalents, was $36.8 million, of which a net amount of $21.2 million was related to amounts payable to our marketplace participants. Our net cash balance was invested primarily in short-term investment grade and guaranteed instruments, whose investment yields were generally tied to short term credit markets. We do not purchase investments for trading or for speculative purposes.

Since inception we have financed our business through a series of private placements of equity securities, primarily in 1999 and 2000, and through cash generated from operations. In addition, during 2008, and part of 2009, we had a line of credit facility in place with a financial institution that provided us the ability to borrow up to $10 million, subject to certain terms and conditions, to facilitate the purchase of equipment to sell in our marketplace. We did not have any borrowings under this facility during this period, and were in compliance with all covenants during this period. This facility expired in 2009. In January 2011, we entered into a loan and security agreement with the same financial institution that allows us to borrow up to $7.5 million, from time to time through April 30, 2012, to facilitate the purchase of equipment to sell in our marketplace. Borrowings under this agreement are secured by equipment purchases for future sale in our marketplace, and the interest rate on such borrowings is the 90-day LIBOR rate plus 4.75% per year. We borrowed $5.0 million under this agreement during the first quarter of 2011, which was substantially repaid prior to March 31, 2011. The agreement contains customary covenants, including a $25 million minimum net worth financial covenant, conditions to borrowing and events of default. We believe we were in compliance with all covenants under the agreement as of March 31, 2011.

We have experienced increases in our total cash expenditures in the last several years in connection with the overall growth in our business and related growth in personnel and outside costs. In 2009 this included expenditures related to the launch of our Asia-Pacific and European operations. We anticipate that our total cash expenditures will increase in the future. However, we believe our existing cash balances and cash generated from our operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

The following table sets forth, for the periods presented, our summary consolidated statements of cash flows data.

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(in thousands)

Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$11,599	$(277)	$(12,387)	$11,436	$19,150
Investing activities	(1,444)	(1,657)	(1,291)	(218)	(255)
Financing activities	3,192	1,308	1,568	1,199	27
Effect of exchange rate changes on cash and cash equivalents	(17)	60	(430)	(182)	66

Increase (decrease) in cash and cash equivalents	$13,330	$(566)	$(12,540)	$12,235	$18,988

	As of December 31,			As of March 31,
	2008	2009	2010	2010	2011
	(in thousands)

Working capital	$15,998	$23,892	$24,366	$25,492	$24,474

Net Cash Provided by (Used in) Operating Activities

In the three months ended March 31, 2011, we generated $19.2 million of cash from our operations. This was the result of a net loss of $0.9 million, adjusted for non-cash charges, consisting primarily of stock-based compensation of $0.5 million, charges related to performance-based preferred stock warrants of $0.2 million and depreciation and amortization of $0.3 million. Net cash provided by operations was impacted further by an increase in net amounts due to sellers of $22.3 million, which was due to an increase in overall sales activity in the quarter, a decrease in inventory of $8.0 million as the related equipment was sold during the quarter, a decrease in seller advances and note receivable of $3.7 million and an increase in accounts payable and accrued liabilities of $1.8 million. The decrease in seller advances and note receivable of $3.7 million relates to the recovery of our cash advances as the related equipment is sold through our marketplace. The $1.8 million increase in accounts payable and accrued liabilities was primarily due to an increase of $0.7 million in sales tax payable, $0.5 million in income taxes payable, $0.2 million in accrued commissions, $0.2 million in accrued bonus and $0.2 million to reflect liability treatment of preferred stock warrants. This was offset by an increase in accounts receivable of $17.2 million. Other net working capital changes were approximately $0.4 million related to the overall growth of our business as well as the timing of auction related activities.

In the three months ended March 31, 2010, we generated $11.4 million of cash from our operations. This was the result of a net loss of $0.4 million, adjusted for non-cash charges, consisting primarily of stock-based compensation of $1.2 million, charges related to performance-based preferred stock warrants of $0.3 million and depreciation and amortization of $0.3 million. Net cash provided by operations was impacted further by an increase in net amounts due to sellers of $6.0 million, which was due to an increase in overall sales activity in the quarter, including an increase in sales activity in Europe, a decrease in inventory of $5.0 million related to a purchased equipment transaction in the quarter and an increase in accrued expense and accounts payable of $3.0 million. The $3.0 million increase in accounts payable was due to increases of $0.7 million for accrued professional fees, $0.6 million in accrued commissions, $0.5 million to reflect liability treatment for preferred stock warrants, $0.4 million in sales tax payable, $0.3 million in accrued income taxes payable and $0.5 million of other accrued expenses. This was offset by an increase in accounts receivable of $1.9 million, an increase in prepaid expenses of $1.6 million primarily related to increases in prepaid offering costs and an increase in VAT receivables due from tax authorities in Europe of approximately $0.4 million. Other net working capital changes were approximately $0.1 million related to the overall growth of our business.

During 2010, we used approximately $12.4 million of cash in our operations. This was a result of a net loss of $5.7 million, adjusted for non-cash charges, which consisted primarily of a decrease in deferred taxes of $3.6 million, stock based compensation of $2.5 million, depreciation and amortization of $1.2 million and charges related to performance-based preferred stock warrants of $0.3 million. Net cash used for operations was further impacted by an increase in seller advances and note receivable of $13.8 million, an increase in inventory of $5.0 million related to equipment purchase transactions in Europe and IronPlanet Motors, an increase in prepaid expenses and other current assets of $0.7 million primarily related to an increase in VAT receivables due from tax authorities in Europe of $0.5 million, and a decrease in accrued sales and use tax of $0.7 million. The increase in seller advances and note receivable of $13.8 million primarily relates to a cash advance and note receivable with a seller for $11.4 million. In certain situations, we advance a portion of the estimated sale proceeds to a seller in advance of the sale of the equipment in a marketplace event. These advances are recovered as the equipment is sold through the Company’s marketplace. The note receivable relates to a loan to a seller for $10.0 million secured by certain equipment and assets of the seller. Principal payments are due on January 31, 2011, April 30, 2011 and June 30, 2011 with a maturity date of September 30, 2011. See Note 5 to the consolidated financial statements for further discussion.

These uses of cash were offset by an increase in accounts payable and accrued liabilities of $2.0 million, marketplace payables of $2.0 million and decrease in accounts receivable of $1.2 million. The increase in accounts payable and accrued liabilities of $2.0 million was primarily due to an increase of $0.3 million in sales tax payable, $0.3 million in accrued commissions, $0.7 million in accrued compensation and $0.8 million to reflect the liability treatment of preferred stock warrants, offset by a decrease in other accrued liabilities of $0.1 million. Other net working capital changes were approximately $0.7 million related to the overall growth of our business as well as the timing of auction related activities.

During 2009, we used approximately $0.3 million of cash in our operations. This was a result of net income of $12.9 million, adjusted for non-cash charges, which consisted primarily of an income tax benefit of $9.2 million, offset by stock based compensation of $2.2 million and depreciation and amortization of $0.8 million. Net cash used for operations was further impacted by an increase in net amounts due sellers of $3.6 million and an increase in accrued sales and use taxes of $0.5 million. This was offset by an increase in VAT receivables due from tax authorities in Europe of approximately $3.7 million related to European operations, which commenced in 2009, an increase of $5.5 million in inventory related to an equipment purchase agreement entered into just prior to December 31, 2009, and an increase of $2.5 million in accounts receivable. This increase in accounts receivable was attributable to the launch of our European operations, which accounted for approximately $1.2 million of the increase; an increase in receivables from certain private marketplace and buyer customers with specific payment terms, which accounted for approximately $0.8 million of the increase; and an increase in overall marketplace activity transacted in the last 15 days of December 2009 compared to the same period in 2008, which accounted for the remaining $0.5 million of the increase in accounts receivable. Other net working capital changes were approximately $0.5 million related to the overall growth of our business.

During 2008, we generated approximately $11.6 million of cash from our operations. This was a result of net income of approximately $1.9 million, adjusted for non cash charges, primarily depreciation and amortization of approximately $0.5 million, stock-based compensation of $0.4 million, an increase in net amounts due sellers of $8.7 million, and other net working capital changes of approximately $0.1 million related to the growth of our business. The increase in amounts due sellers at December 31, 2009 relates to the growth of our business, and the timing of collection of proceeds from buyers related to equipment sales, prior to remittance to sellers.

Net Cash Used for Investing Activities

Our investing activities have consisted primarily of purchases of capital equipment and fixed assets used in our operations.

In the three months ended March 31, 2011, we spent $0.2 million primarily on software development activities for our website operations which costs were capitalized.

In the three months ended March 31, 2010 we purchased network and IT equipment for our website operations of approximately $0.1 million and we spent an additional $0.1 million on software development activities for our website operations which costs were capitalized.

In 2010, we purchased approximately $0.7 million of fixed assets relating to personal computing equipment for employees, as well as furniture, fixtures and leasehold improvements. We also spent an additional $0.6 million on software development activities for our website operations which costs were capitalized.

In 2009, we purchased network and IT equipment and related application and database software for our website operations of approximately $0.9 million. Additional fixed asset purchases of approximately $0.4 million related to personal computing equipment for employees, as well as furniture, fixtures, leasehold improvements. Further, we spent approximately $0.4 million on software development activities for our website operations which were capitalized.

In 2008, we purchased network and IT equipment and related application and database software for our website operations for approximately $0.6 million. Additional fixed asset purchases of approximately $0.5 million related to personal computing equipment for employees, as well as furniture, fixtures and leasehold improvements. Further, we spent approximately $0.3 million on software development activities for our website operations which were capitalized.

Net Cash Provided by Financing Activities

In the three months ended March 31, 2011 we received proceeds of $27,000 related to the exercise of stock options to purchase our common stock.

In the three months ended March 31, 2010 we received proceeds of $1.3 million related to the exercise of stock options to purchase our common stock. We also repurchased preferred stock from our former president and chairman for $0.1 million.

In 2010, we received proceeds of $1.6 million related to the exercise of stock options to purchase our common stock. We also repurchased shares of Series A-1 preferred stock from Reza Bundy Saadlou, our former president and chairman, for $0.1 million.

In 2009, we sold Series C convertible preferred equity securities for approximately $1.0 million, net of related transaction expenses. Additionally, we received proceeds of approximately $0.3 million in 2009 related to the exercise of stock options to purchase our common stock.

In 2008, we sold, in separate transactions, Series C convertible preferred equity securities to two investors, for approximately $2.9 million, net of related transaction expenses. Additionally, we received proceeds of approximately $0.2 million in 2008 related to the exercise of stock options to purchase our common stock.

Contractual Obligations

We lease our primary office space in Pleasanton, California and other locations under various non-cancelable operating leases for office space and data center facilities that expire between 2011 and 2013. We have no debt obligations. Additionally, all property and equipment has been purchased for cash, and accordingly we have no capital lease obligations. We have no material long-term purchase obligations outstanding with any vendors or third parties.

The following table summarizes our principal contractual obligations as of December 31, 2010:

	Payments Due by Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(in thousands)

Operating leases	$1,187	$513	$674	$—	$—

In the normal course of our business, we will, in certain situations, guarantee an equipment seller a minimum level of proceeds in connection with the sale through our marketplace of that seller’s equipment. At December 31, 2010, outstanding guarantees under contract for equipment totaled $15.2 million, which was offset by the proceeds that we received from the sale of the related equipment through our marketplace. We do not record any liability in our financial statements with respect to these guarantee arrangements, and they are not reflected in the contractual obligations table above.

Off-Balance Sheet Arrangements

As of March 31, 2011, we did not have any off-balance sheet arrangements.

Recently Issued Accounting Standards

In October 2009, the FASB issued an amendment to ASC 605-25, Multiple Element Arrangements, which modifies how a company separates consideration in multiple-delivery arrangements. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The amendment also clarifies the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendment also eliminates the residual method of allocating revenue and requires the use the relative selling price method. This amendment to ASC 605-25 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The adoption of this amendment did not have an impact on our consolidated financial statements.

In October 2009, the FASB issued an amendment to ASC 985-605, Software-Revenue Recognition, which modifies the accounting model for revenue arrangements that include both tangible products and software elements. This amendment to ASC 985-605 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. We do not sell products that include both tangible products and software elements, therefore this amendment did not impact our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

During 2008, 2009 and 2010, we did not have any borrowings outstanding under our line of credit arrangements, and thus were not subject to interest rate risk related to borrowings. During these periods, we did have substantial cash balances on hand with financial institutions, which generally were invested in short-

term investment grade and guaranteed instruments, whose investment yields were generally tied to short-term credit markets. Our yields on these short-term instruments were affected by the overall decline in short-term interest rates in 2010 compared to 2008. Our average yields on invested cash balances were approximately 1.7% in 2008, and 0.4% in 2009 and 2010.

Currency Exchange Rate Sensitivity

In 2008, we commenced operations in the Asia-Pacific region, based in Australia, where our transactions are denominated in Australian dollars. In 2009, we commenced operations in Europe, where our transactions are denominated in Euros. We utilize the U.S. dollar as our reporting currency and accordingly translate our international business unit results into U.S. dollars for reporting purposes. We incurred a negative net foreign currency translation adjustment of $17,000 in 2008, a positive net foreign currency translation adjustment of $48,000 in 2009, primarily related to our intercompany funding arrangements with our international business units, and a negative net foreign currency translation adjustment of approximately $390,000 in 2010. Additionally, because we sell to a significant number of international used equipment buyers, a significant change in currency exchange rates may materially affect the participation of our international buyers in our marketplace formats, and consequently the equipment pricing levels realized.

BUSINESS

Overview

We are a leading online marketplace for used heavy equipment. We believe that the online channel is increasingly becoming a preferred method for buying and selling used heavy equipment, and our long-term goal is to be the leading global marketplace for used heavy equipment and other capital assets. Our exclusively online model allows us to match supply and demand globally for used heavy equipment, while achieving greater reach, price performance and efficiency relative to the fragmented network of brokers, dealers and physical auction houses that have traditionally served this market. In 2010, our online marketplace connected over 2,300 unique sellers to over 8,600 unique buyers, from among 15,600 unique bidders, located across 112 countries, who bought approximately 32,800 individual pieces of equipment.

We offer multiple online marketplace solutions for sellers and buyers of used heavy equipment. Our primary solution is our Featured Marketplace, which is a scheduled public online auction typically held once a week, during which prospective buyers bid on a wide variety of equipment for sale. Other solutions offered include our Private Marketplace, our Daily Marketplace and our One-Owner Marketplace, each designed to meet the specific needs of used heavy equipment sellers. Our online-only model allows us to be flexible and capital efficient when developing new marketplace solutions and when expanding into new geographies, customer segments and product categories.

As a marketplace, our customers are both sellers and buyers of used heavy equipment. Sellers and buyers include a broad mix of equipment owners ranging from large multi-national corporations to sole proprietors. These include original equipment manufacturers, or OEMs, re-marketing and finance organizations, construction and contracting companies, equipment rental companies, equipment dealers and farming and mining companies. Today, equipment sold through our marketplace is used primarily in the construction, mining and agriculture industries.

For sellers, our solutions are designed to maximize price performance, minimize time requirements and reduce sales-related expenses as compared to traditional methods. For buyers, we believe that our marketplace increases selection and market transparency, while reducing the time and investment required to search for, identify, evaluate and procure equipment. A key element of our online marketplace is our proprietary inspection and report process, which we refer to as our IronClad Assurance. Our IronClad Assurance provides buyers with confidence and trust in the condition of the equipment listed in our marketplace. To increase supply in our marketplace, we employ a direct salesforce to assist existing and prospective equipment sellers. To increase demand in our marketplace, we use our technology along with our marketplace operations group to attract buyers to our online marketplace, stimulate bidding activity, and assist them in their buying process.

We generate revenue principally from sellers through commissions, as well as listing and inspection fees. We also generate revenue from buyers through transaction fees. Our revenue is dependent on the total gross merchandise volume, or GMV, of equipment sold through our marketplace. Over the last five years, our GMV has grown from $163 million in 2006 to $494 million in 2010. Our revenue has increased from $14.9 million in 2006 to $58.6 million in 2010.

Industry Background

The market for heavy equipment is large, established and global. Demand for heavy equipment is driven by worldwide economic development, government spending on infrastructure, and a continual need by equipment operators to replace and upgrade their equipment. This equipment is used in key sectors of the economy, such as the construction, mining and agriculture industries. Examples of such heavy equipment include tractors, excavators, backhoes, wheel loaders, motor graders and dump trucks manufactured by companies such as Caterpillar Inc., Deere & Company, Komatsu Ltd. and Volvo Construction Equipment. According to The Freedonia Group Incorporated, or Freedonia, an international business research company, manufacturers’ sales of heavy equipment in the construction and mining industries in 2008 were $108 billion and $45 billion, respectively. According to Freedonia, manufacturers’ sales of heavy equipment in the agriculture industry in 2009, the most recent period with data available, were $99 billion, and combined spending in these industries is expected to grow to $316 billion by 2013. We believe that the geographic distribution within the construction equipment market is representative of the overall heavy equipment market, and according to Freedonia, worldwide construction equipment demand in 2008 was distributed 35% in Asia-Pacific, 29% in North America, 21% in Western Europe and 15% in the rest of the world.

Large and Active Market for Used Heavy Equipment

There is a large and active secondary market for used heavy equipment. Heavy equipment assets generally have long useful lives, driven by manufacturing durability and generally limited product changes and broad industry application. Over the course of its useful life, a piece of heavy equipment may be resold multiple times. This longevity and durability gives rise to a large global stock of functional used equipment. The price differential between new and used equipment values presents a compelling economic case for buyers of used equipment, who appreciate equipment at different stages of its lifecycle. This in turn provides equipment owners a market to continually sell and upgrade their assets, which is important to capital intensive businesses seeking to manage their fleet size and inventory. Additionally, the development of global standards in equipment manufacturing methods and industrial practices has facilitated a market for used heavy equipment that spans across diverse geographic markets and industrial segments, as the utility for such used heavy equipment has become much broader. The long-term fundamental needs for infrastructure development and increased economic activity in developing markets have driven the demand for used heavy equipment in these markets, since new equipment is generally less affordable, particularly large and specialized heavy equipment. Collectively, these factors have contributed to increasing global demand for used heavy equipment, and for buying and selling used heavy equipment across geographies.

According to research we commissioned by Manfredi & Associates, a market research firm that specializes in the heavy equipment industry, the average value of the worldwide fleet of used heavy equipment was estimated to be more than $500 billion between 2006 and 2008, of which over $100 billion was resold annually. The market for secondary sales has been characterized by disparate sellers and buyers and, as a result, local brokers and OEM-branded dealers have controlled much of the market historically. While these businesses serve a necessary function, their limited geographic footprint, narrow service offering and lack of scale and transparency create inefficiencies for both sellers and buyers.

Established Auction Channel for Used Heavy Equipment

Auctions are an established channel for buying and selling used heavy equipment. According to research we commissioned with Manfredi & Associates, approximately $10 billion of used heavy equipment was sold through the auction channel annually between 2006 and 2008. We believe the auction channel is compelling due to a number of factors, including the ability of auctions to better match large pools of supply and demand for used equipment, the attractiveness to sellers looking to achieve timely liquidity and dispose of large pools of equipment in one event, and the attractiveness to buyers to choose from a broad selection of equipment from a variety of manufacturers. In addition, we believe the heavy equipment auction business benefits in periods of economic expansion, as buying and selling activity grows, and remains relatively insulated in periods of economic contraction, as value pricing is important to buyers and timely disposal of idle equipment is important to many sellers.

Growing Online Marketplace for Used Heavy Equipment

The development of the Internet and e-commerce has given rise to the online marketplace as a more efficient channel for buying and selling used heavy equipment. The online channel improves upon the benefits of physical auctions in matching supply with demand across geographies, and reducing the time and costs for sellers and buyers to transact and avoiding the limitations of physical proximity. We believe the online channel will become the preferred platform for the buying and selling of used heavy equipment throughout the world.

Market Opportunity

Sellers and buyers of used heavy equipment are burdened with significant challenges and inefficiencies using traditional channels.

Challenges for Sellers

Equipment sellers face a number of challenges as they seek to maximize price realization and minimize the required time, effort and resources associated with the sales process. Key challenges for sellers include the following.

•	Limited Buyer Reach. Historically, sellers have only been able to reach a narrow set of buyers, such as those located near sellers or traditional intermediaries. This limited reach creates an imperfect market and may adversely impact the sale price.

•	Lack of Turn-Key Solutions. Sellers are required to invest significant time and attention in the sales process because traditional channels have not successfully offered a comprehensive and efficient solution.

•	Lack of Regular and Continuous Access to Buyers. Sellers are constrained by lengthy sales cycles associated with traditional used heavy equipment sales channels and the timing of regional auctions.

•	Unnecessary Cost Requirements. Sellers often face costs that reduce their net proceeds, such as the potentially significant expenses associated with transporting equipment to an intermediary’s site and the costs of preparing equipment for sale that certain intermediaries may require.

•	Payment Delays and Transaction Uncertainty. Sellers are concerned that funds will be collected and delivered in a timely manner. Sellers also risk broken sales when the equipment does not match buyer expectations.

Challenges for Buyers

Buyers face a number of challenges as they seek to locate specific equipment at a reasonable price, evaluate the condition of used equipment and minimize the costs and time constraints of procuring equipment. Key challenges for buyers include the following.

•	Lack of Selection. Buyers are generally limited to the available selection from local broker and dealer, or at infrequent regional auctions.

•	Limited Ability to Assess Product Quality. Buyers have limited resources to assess the condition of used heavy equipment and critical components, which is problematic because the performance of used heavy equipment can vary dramatically based on prior usage and ownership. As heavy equipment assets are generally significant capital expenditures for important operating activities, the cost of business interruption from equipment failure can be significant.

•	Significant Time Commitment. Buyers spend significant time searching for, identifying, evaluating, and procuring equipment. Attending traditional sales channel events and tracking down equipment is inconvenient and time consuming.

•	Significant Cost Requirements. Costs associated with searching for and evaluating the performance of equipment can be substantial and are borne by the buyer. Traveling to sellers’ locations and events is also costly and potentially unproductive for the buyer.

•	Lack of Market Transparency. Due to the fragmented and regional nature of traditional used heavy equipment sales channels, these markets operate with price inefficiencies. Markets often lack transparency and buyers have limited data to make informed buying decisions.

We believe that there is a significant opportunity for an online marketplace for used heavy equipment that better matches supply and demand, and reduces the cost, time and friction associated with buying and selling equipment. To be successful, a company with this model must ensure the integrity of its marketplace and build trust for both sellers and buyers as to the accuracy, legitimacy and certainty of transactions. Moreover, the marketplace must provide sufficient liquidity to ensure enough demand for sellers and supply for buyers.

Our Solution

Our online marketplace is designed to meet the needs of used heavy equipment sellers and buyers globally. We believe that our online marketplace solutions and processes offer distinct benefits to both sellers and buyers of used heavy equipment, providing substantial advantages compared to traditional used heavy equipment sales channels. Key advantages of our online model include the following:

•	an efficient means of matching supply and demand globally;

•	significant numbers of sellers and buyers;

•	significantly reduced geographic constraints;

•	reduced time and expense required of sellers to locate and reach equipment buyers and of buyers to identify, evaluate and procure equipment assets;

•	enhanced trust and confidence of buyers in the condition of the equipment purchased; and

•	enhanced levels of market transparency.

By attracting significant numbers of geographically dispersed sellers and buyers to our marketplace, we believe we have built a network effect that increases the value of our services to all participants in our marketplace. Furthermore, we believe this value continues to increase over time as the size of our marketplace, and the resulting supply of and demand for used heavy equipment, grows.

Key Benefits for Sellers

Our solutions are designed to meet the needs of used heavy equipment sellers by providing the following.

•	Global Reach. We provide sellers access to our global pool of active buyers, increasing marketplace transparency, liquidity and price realization. Our marketing efforts are designed to drive traffic to our marketplace and demand for our sellers’ equipment. Our marketplace operations group bolsters the level and depth of buyer interest for specific auction events and items, and solicits, engages and informs potential buyers to stimulate demand in advance of and during a marketplace event. During 2010, our North American Featured Marketplace attracted on average over 700 unique bidders based in 30 countries per event.

•	Flexible, Turn-Key Solutions. We provide sellers the flexibility to choose from a number of marketplace solutions, as well as the ability to leverage our technology platform to manage their own Private Marketplace. This range of solutions enables sellers to choose a solution which best suits their business, cash and inventory needs. In addition to our Featured Marketplace, we offer tailored marketplace solutions for different seller requirements, including our One-Owner Marketplace, our Daily Marketplace and our Private Marketplace. Because specialty equipment assets attract different sets of buyers, and not all equipment is suited for the Featured Marketplace, we believe our different solutions give sellers flexibility in choosing the best venue to attract the right buyers for their equipment.

•	Continuous Market Access. We provide sellers with regular market access regardless of where their equipment is located. Our Featured Marketplace is held typically once a week and our Daily Marketplace operates 365 days a year. Such frequency provides equipment owners the opportunity to use IronPlanet as an asset and inventory management tool, rather than as an ad hoc selling channel. Large fleet owners can schedule asset dispositions regularly and precisely based on their corporate asset life cycle management schedules and not be tied to infrequent service provider schedules. Furthermore, they can better manage large fleet reductions by selling assets systematically and regularly.

•	Cost Efficiency. Our field-based sales and inspections teams help limit the time and resources required of sellers to prepare items for sale. Our process allows sellers to avoid sales-related transportation costs, which can be significant for large pieces of equipment. Furthermore, we generally do not require sellers to incur “make ready” expenditures prior to sale, but make recommendations on improvements or repairs that will likely enhance the net proceeds of the equipment being sold.

•	Transaction Speed and Certainty. We have designed our marketplace offering to minimize the end-to-end sales process time. In particular, our online solution eliminates the need for sellers to transport equipment to physical sites for sale, and our field inspection reports and IronClad Assurance reduce the time buyers require to evaluate equipment, shortening the total sales process. In addition, we have designed our payments process to give buyers an incentive to pay sooner, and our secure payments process ensures that sellers receive payment for their equipment in a timely and safe manner.

Key Benefits for Buyers

Our solutions are designed to meet the needs of used heavy equipment buyers by providing the following:

•	Broad Selection. We provide buyers with a broad selection of equipment across multiple geographies, industries, manufacturers, price points and equipment condition. As our seller community grows, we are able to provide buyers with increasing value through greater equipment selection. During 2010, our North American Featured Marketplace events on average included over 650 items across a range of industrial uses, price points, OEM brands and product quality parameters.

•	Quality Assurance. We have created a proprietary inspection process to provide buyers with confidence in the condition of equipment listed in our marketplace. Buyers can access and evaluate our detailed inspection reports online for any piece of equipment, and our IronClad Assurance instills trust in the accuracy of these inspection reports.

•	Convenience. Buyers are able to search, identify, evaluate and procure equipment at any time through our convenient, user-friendly website. Our model is designed to minimize the need for involvement throughout the process, as well as reduce the total time necessary to successfully procure equipment.

•	Cost-Efficient Process. We enable buyers to search, identify, evaluate and bid for equipment online, reducing costs required to search for and bid on equipment located in physically disparate locations.

•	Market Fairness and Transparency. We enforce strict rules among sellers and buyers that provide for open and transparent bidding activity. Sellers are prohibited from manipulating outcomes through shill bidding or buy-backs. Furthermore, our automated system prevents last second “close-out” bids by automatically extending the auction period until all bidding is exhausted. We believe these rules encourage buyers to participate with greater confidence in the process.

Our online marketplace meets the needs of used heavy equipment sellers and buyers by matching global supply and demand for used heavy equipment, while eliminating the constraints, inefficiencies and costs associated with traditional methods of conducting used heavy equipment transactions.

IronPlanet Competitive Advantages

We believe our business model provides us a number of competitive advantages that enhance our ability to continue to grow our business and expand our profitability.

•	Scale, Network Effect and Marketplace Liquidity. Our online marketplace has achieved significant scale and is an active and liquid market for used heavy equipment. In 2010, our online marketplace connected over 2,300 unique sellers to over 8,600 unique buyers, from among over 15,600 unique bidders, located across 112 countries, who bought approximately 32,800 individual pieces of equipment totaling $494 million in GMV. As the liquidity of our marketplace continues to increase, as the numbers of sellers and buyers in our marketplace grows, and as our geographic coverage expands, we benefit from a network effect. We believe the value of our marketplace to both sellers and buyers increases as we add more users. More registrants to the marketplace allows for more prospective bidding, which yields higher price realization for sellers. More sellers produces a larger number and greater variety of listings, which makes the marketplace more attractive for buyers.

•	Proprietary Inspection Process and IronClad Assurance. We believe that our proprietary inspection process and detailed inspection reports are comprehensive, accurate and valuable to participants in our marketplace. In addition, our IronClad Assurance is a key differentiating factor for our marketplace and provides benefits to both sellers and buyers. Sellers benefit from more active bidding by a wider group of prospective buyers, resulting in higher price realization, while buyers benefit from accurate and reliable information that allows them to bid with confidence.

•	Capital-Efficient Business Model. We operate entirely as an online marketplace, and, accordingly, we require minimal physical footprint. We do not require real estate or other significant capital outlays to enter new markets. Our website can be efficiently localized to facilitate expansion to new international markets, and can be easily adapted to new asset categories. This provides us significant flexibility to efficiently scale our business and enter new markets with minimal capital expenditure requirements.

•	Direct Relationships with Sellers. We believe that cultivating strong relationships with sellers and having insight into their situations and requirements is critical to generating heavy equipment supply volume to our marketplace. We have a dedicated salesforce of experienced professionals from the heavy equipment industry, focused on fostering relationships with the key decision-makers of our customers and of other large equipment owners. Our salesforce maintains regular communication with potential sellers and strives to understand their inventory management, liquidity and cash needs associated with a sale.

•	Portability of Our Business Model. We have developed a business model and processes that can be efficiently transferred to other asset categories, beyond our current heavy equipment segments. Such business model characteristics include our exclusively online operations, with no need for physical facilities, our proprietary inspection process, and our flexible marketplace technology platform. For example, we recently launched IronPlanet Motors, our online marketplace for buyers and sellers of used automobiles, trucks and powersports equipment, for a modest investment, as it is based on our existing technology platform. Though we have no current plans to expand our business to include other specific asset categories, we continue to evaluate opportunities and may do so in the future.

We believe the combination of our reach and relationships with sellers and buyers, our technology and ability to leverage the Internet, our inspection reports and IronClad Assurance, and our growing brand recognition positions us to become the leading marketplace for used heavy equipment. In addition, we believe that these factors also enabled us to continue to grow our business, GMV and revenue during the recent economic downturn and ongoing economic uncertainty.

Our Strategy

We seek to become the leading platform for buying and selling used heavy equipment by expanding our market coverage and offering a superior service. Key elements of our strategy include the following.

•	Increase Penetration in Our Key North American Market. We believe our core North American used equipment market will continue to grow and that we have the opportunity to further penetrate this fragmented market. We intend to continue to enhance the quality and productivity of our salesforce in North America and to add new sales personnel to cover more regions and increase our coverage within each region. We also intend to invest in marketing efforts and to expand our Featured, One-Owner, Daily and Private Marketplaces to attract additional heavy equipment sellers and to further deepen our relationships with existing sellers. We also intend to focus on adding equipment supply in the agriculture and mining categories.

•	Focus on Key Customer Segments. We believe our solutions are particularly well suited for, and provide unique benefits to, certain sellers who have large fleets and regularly dispose of equipment. These sellers include equipment rental, financial services, and large industrial companies. We intend to hire additional sales personnel focused on integrating our marketplace solutions into the business processes of these large accounts segments and other global companies that regularly buy and sell heavy equipment. These companies represent a meaningful portion of the overall global used equipment volume and we believe that our online marketplace provides considerable benefits to these sellers compared to traditional sales channels.

•	Continue Our Expansion into International Markets. Our exclusively online model provides us the ability to rapidly grow our international footprint with minimal capital investment. While we are able to serve buyers globally from our U.S. operation, we have recently expanded our operations into new international markets to attract and better service sellers of heavy equipment in these markets, and to obtain more equipment globally to satisfy buyer demand. In 2009 we began our European operations and in the first quarter of 2011 we began our operations in the U.A.E. We expect to continue to add resources in Europe in the near term and deploy our solution to additional international markets in the next several years.

•	Strengthen our Brand and Enhance the User Experience. The trust that our customers place in our brand is essential to our business model, and our ability to protect and strengthen our brand is critical to our success. Our proprietary IronClad Assurance is a key element of our trusted relationship with sellers and buyers. We plan to continue to develop and enhance awareness of our IronClad Assurance and to strengthen and expand our brand globally through marketing and promotional activities and the continued hiring and training of inspection services personnel. We also plan to further develop our website and platform to provide a more compelling experience for sellers and buyers on our marketplace by adding new data, analytics and communications features to create a more efficient and intuitive purchasing experience and to empower sellers and buyers with tools to help them make purchase decisions.

•	Invest in Technology and Infrastructure to Improve Services and Operating Efficiency. We will continue to invest in our technology, operations and processes to maintain our state-of-the-art online delivery infrastructure and improve our overall operating efficiency for our online marketplace. This will also include continued investments in transaction processes, and in further automating various components of our inspection services, our listing services, our marketplace operations and our back-office and settlement services.

•	Add New Asset Categories to Our Marketplace. We believe our platform can serve as an effective and efficient marketplace for asset categories beyond our primary heavy equipment focus, and that adding new asset categories provides additional growth opportunities and revenue diversity. In January 2011, we launched IronPlanet Motors, a marketplace for buyers and sellers of used automobiles, trucks and powersports equipment.

Products and Services

We have built a scalable and flexible online marketplace with multiple selling solutions to meet the diverse needs of sellers and buyers. Our marketplace solutions include the following.

•	Featured Marketplace. Our primary solution is the Featured Marketplace, where sellers list used heavy equipment during a scheduled event that takes place entirely online and is typically conducted weekly in North America and monthly in Europe and Australia. During 2010, our North American Featured Marketplace events on average included over 650 items across a range of industrial uses, price points, OEM brands and product quality parameters. Featured Marketplace events follow an auction format in which equipment is sold on an “unreserved” basis to the highest bidder, with a minimum bid price. Items are typically listed on the website for a two week preview period before the scheduled Featured Marketplace event. All registered bidders on our website can participate in our Featured Marketplace events and bid on items for sale. There are no participation fees or bid fees charged to bidders and bidding activity is conducted entirely online.

•	One-Owner Marketplace. Our One-Owner Marketplace is conducted like our Featured Marketplace, but targets sales of equipment by a single owner in a single event. Often times these are entire liquidations of a fleet of equipment due to the retirement of a contractor, or financial liquidation of a business. These events are available to our entire global registration base. This solution is well suited to deliver optimal results in such circumstances due to the global reach of our marketplace.

•	Daily Marketplace. Our Daily Marketplace solution includes equipment pieces listed for sale, with a reserve price, which are available on our website for a defined period of time, typically one week. Buyers can place a bid or purchase equipment immediately at a designated price, referred to as the Win it Now price. The Daily Marketplace solution usually includes brokering activity on the part of our marketplace operations team, which reaches out to prospective buyers to solicit bids that at a minimum meet sellers reserve requirements. This solution is well suited to specialty assets or situations where sellers have minimum requirements.

•	Private Marketplace. Our Private Marketplace solution is offered to large industrial, rental companies and OEM equipment sellers who want to offer equipment assets to a select group of potential buyers, such as their dealers. We offer the Private Marketplace solution as a private-label solution and provide sellers the opportunity to conduct online sales using their own brand. For Private Marketplaces, we host and manage a separate website for each seller, utilizing our technology platform. This solution provides an efficient, turn-key selling platform for customers who want to limit access to a private bidding audience.

We have developed proprietary inspection, listing and transaction processes and systems to provide a broad range of value-added services for sellers and buyers using our marketplace. We provide these services to differentiate our product offerings, to provide an efficient experience to users and to ensure the successful completion of the highest number of transactions in our marketplace.

Services Provided to Sellers

•	Equipment Pricing and Market Evaluation. Our experienced sales team members provide sellers with preliminary pricing estimates based on current market conditions. Our centralized equipment pricing group of dedicated personnel monitors used equipment market activity and overall equipment output and demand data, and maintains our pricing database in order to provide sellers with the most accurate price estimates.

•	Listing Services. We provide sellers services to summarize and present their equipment for sale in our marketplace solutions. Equipment is evaluated based on the make, model and year of manufacture, features and overall condition. Our customer service organization works with sellers in resolving lien status with lien holders and establishing lien payoff amounts and timing, and also manages the physical collection of titles to be transferred to buyers.

•	Inspection Services. Our inspection services department conducts detailed onsite evaluations of most large pieces of equipment sold in most of our marketplace under our IronClad Assurance program. Inspections are typically scheduled with the seller four weeks in advance of the equipment being offered for sale in our marketplace solutions. This turn-key service requires minimal seller involvement. Inspection reports are made available to prospective buyers in our marketplace.

•	Improvement Recommendations. While we do not require make ready expenses to prepare equipment for sale, our field inspectors and sales personnel will make suggestions on repairs or improvements that are likely to enhance the net proceeds for the seller.

•	Funds Settlement. We collect sale proceeds directly from buyers and remit funds to the respective sellers. For transactions for which a local, state, VAT or other similar tax is due, we include taxes in the collection amount due from the buyer, and remit it to the applicable local tax authority on behalf of the seller.

Services Provided to Buyers

•	Equipment Inspection Report. We provide detailed inspection reports on equipment for sale in upcoming marketplace solutions available to prospective buyers when the equipment is listed. The inspection reports contain:

•	make, model, and year of manufacture;

•	feature summary;

•	engine hour summary, mileage summary, tread and undercarriage summary, as applicable;

•	overall condition assessment; and

•	third-party analysis of engine oil, hydraulic fluid, other fluid samples.

•	IronClad Assurance. IronClad Assurance is our commitment to buyers of the accuracy and completeness of our inspection reports. If a buyer discovers that a piece of equipment is not in substantially the condition described in the inspection report, subject to certain conditions, we refund the full purchase price and reimburse the buyer’s transportation costs. This proprietary inspection and report process instills trust in buyers, enabling them to bid on equipment in our marketplace with confidence in the condition and quality of the used heavy equipment they may purchase.

•	Customer Service. We provide prospective buyers with services such as confirming features of equipment in upcoming marketplace solutions, assisting the buyer in their search or alerting a buyer if a piece of equipment is available for sale.

•	Referral Services. We offer referral services for qualified transportation and financial service providers, who quote terms for equipment financing and transport services directly to buyers.

Marketplace Operations

We market equipment for sale in one of our Featured Marketplaces for the two weeks leading up to the scheduled event, as well as during the event itself. During the equipment preview period leading up to the event, we have a dedicated marketplace operations team that contacts buyers, markets upcoming equipment and solicits bids from prospective bidders. These representatives monitor our website traffic and the level of interest on items for sale and then target their call campaigns based on the specific interest expressed by buyers. As of March 31, 2011, we employed 19 persons in our marketplace operations group in three call centers, located in Pleasanton, California, Dublin, Ireland, and Dubai, U.A.E., collectively speaking 11 languages.

IronPlanet Motors

In January 2011, we launched IronPlanet Motors, an online marketplace for buyers and sellers of used automobiles, trucks and powersports equipment. This marketplace is based on our existing technology platform and operates in much the same way as our online marketplace for used heavy equipment. In this marketplace, our sellers typically consist of dealers and wholesalers in such equipment and our buyers are dealers and consumers. Our current focus for this marketplace is on increasing consumer awareness of our marketplace and offerings.

Customers

IronPlanet is a marketplace, therefore we consider both equipment sellers and buyers to be our customers. In 2010, we sold equipment from more than 2,300 unique sellers in 33 countries to over 8,600 unique buyers in 112 countries.

Sellers

Our base of sellers has expanded and diversified rapidly. During 2008, 2009, 2010 and the first quarter of 2011, our ten largest individual sellers accounted for 40.7%, 37.5%, 27.4% and 32.4% of our GMV, respectively. In 2010, we sold equipment for over 2,200 sellers located in 33 countries, up from approximately 1,600 sellers located in 29 countries in 2009. Caterpillar Financial Services Corporation and its corporate affiliates are our largest sellers and collectively accounted for 15.5%, 11.9%, 8.0%, and 7.9% of our revenue in 2008, 2009, 2010 and the first quarter of 2011, respectively. Our sellers come from a diverse range of business sizes and types, and typical sellers include:

•	OEM re-marketing and finance organizations who sell equipment regularly as part of the OEMs overall brand management, dealer support and regular business activities;

•	regional, national and multi-national construction and contracting companies who dispose of large quantities of equipment on a recurring basis as part of ongoing fleet management activities or who are winding down large projects;

•	national equipment rental companies who sell large quantities of equipment on a regular basis;

•	large industrial companies who sell large quantities of equipment on a regular basis;

•	local and national finance companies who sell off-lease or repossessed assets on a one-time, periodic or regular basis;

•	large dealers who sell excess and trade-in inventory on a regular basis;

•	small dealers and local rental companies who may periodically sell excess inventory;

•	small contractors and construction companies who liquidate an entire fleet of equipment due to owner retirement or business wind-down;

•	farm owners who sell their equipment; and

•	local and state governments managing their fleets.

The majority of sellers who use our marketplace execute our standard equipment listing form available on our website. The listing form allows the seller to identify the equipment to be sold on our marketplace, requires that the seller agree to our terms and conditions which are also available on our website, and describes certain payment terms associated with participating in our marketplace events. We also currently have relationships with over 80 frequent sellers of equipment in our marketplace who we refer to as preferred providers, and with whom we enter into preferred provider agreements. Because these preferred providers typically sell high volumes of equipment in our marketplace, these individually-negotiated agreements provide for seller commission rates that are lower than our standard commission rates as well the waiver of certain fees, such as lien search and title transfer fees, for some preferred providers. In 2010, each of our top 10 sellers was a party to a preferred provider agreement with us. See “Certain Relationships and Related Transactions — Preferred Provider Agreements” for additional disclosure regarding certain of these preferred provider agreements.

Buyers

We have a broad international base of equipment buyers. We attract many of the same categories of equipment industry participants from our seller base for our buyer base. Our buyer base is primarily comprised of small and mid-sized contractors, industrial and manufacturing entities and equipment dealers and brokers.

As of March 31, 2011, we had over 674,000 registered users on our website and we are currently averaging 9,000 new registrations per month. We believe that the continued increase in registered users contributes to increased bidding activity and the effectiveness of our marketplace. In 2010, our weekly North American auctions attracted an average of over 700 unique bidders per event, and we sold equipment to over 8,600 unique buyers in 112 countries, an increase from approximately 7,600 unique buyers in 92 countries in 2009.

In order for a registered user to become a qualified bidder in our marketplace, the user must request bidding privileges from us. Our bidding privilege approval process allows us to review credit and business considerations of potential bidders and requires potential bidders to re-affirm their agreement to our marketplace terms and conditions. We typically do not enter into any additional agreements with bidders in connection with our marketplace events.

Sales and Marketing

We have a direct salesforce organized by geographic region and specific industry and seller categories. Our sales representatives are responsible for developing relationships with equipment sellers in their territory or market segment, and for sourcing equipment to be sold in our marketplace. They are also involved in the preliminary evaluation of equipment condition, target price setting of equipment values and monitoring of our equipment listing processes. Our sales representatives are compensated on a fixed salary plus a variable commission or a bonus arrangement. Commissions are awarded based on seller commissions earned by us. As of March 31, 2011, we employed 121 sales representatives and sales managers.

Our marketing initiatives focus on supporting our sales organization and driving awareness for our marketplace with sellers and buyers of used equipment. We advertise in trade and vertical publications, as well as a variety of online mediums, including online heavy equipment listing sites, industry trade websites, targeted email lists and search engines. Additionally, we participate in a variety of industry trade shows, associations and other industry forums in order to build overall awareness of IronPlanet and our marketplace solutions.

Our website also serves as a primary marketing vehicle and the destination for sellers and buyers. We are able to gather and analyze data regarding user activity to target and follow-up with potential buyers based on their website usage. We are continually exploring new mediums and techniques to reach potential customers and drive increased transaction volumes.

Competition

The market for buying and selling used heavy equipment is highly fragmented, and we compete with a diverse set of companies to attract both sellers and buyers to our marketplace. Certain of our competitors are much larger than we are, and have greater financial resources and technical, marketing and customer support capabilities than we do. Some of these competitors have been in business substantially longer than us, and have developed strong brand recognition and deep relationships with numerous large sellers and buyers of used equipment. Our primary competition falls into three categories:

•	National and regional equipment auction companies, including Ritchie Bros. Auctioneers, Alex Lyon & Son Sales Managers and Auctioneers, Inc., Yoder & Frey Auctioneers, Inc., Great American Group, Inc., Euro Auctions, WWA Group, Inc. and Cat Auction Services. These companies typically conduct on-site auctions at regional locations.

•	OEM and independent equipment dealers, rental companies, and brokers that buy and sell used equipment.

•	Traditional and online listing services, including eBay, Machinery Trader, Rock and Dirt, and Equipment Trader Online that list used heavy equipment, automobiles, trucks and powersports equipment for sale on their websites or in print publications.

We believe that we are well positioned relative to our competitors in our ability to attract sellers and buyers to our marketplace based on a number of factors. We compete to attract sellers on the basis of the frequency of our online marketplace events, the availability of multiple selling solutions in our marketplace, quality of service, the numbers of potential buyers, ability to attract international buyers, the net proceeds realized by sellers, overall liquidity of the marketplace and willingness and ability to offer alternative arrangements such as purchases of equipment, guarantees and cash advances. We compete to attract buyers and engender trust on the basis of the convenience and accessibility of the marketplace, the breadth and quality of equipment available for sale, availability of equipment from different countries, information and resources available to facilitate purchase decisions and the transparency and fairness of the bidding and purchasing process.

Technology and Infrastructure

Since our inception, we have dedicated substantial resources toward developing and maintaining our proprietary online marketplace platform, which we operate through our IronPlanet websites. Our technology expenses for the years ended December 31, 2008, 2009 and 2010 were $1.7 million, $2.8 million and $2.4 million, respectively. Our technology platform and websites are built and generated using a combination of proprietary and third-party software as well as hardware from established technology vendors.

Our development team works closely with our sales and operations teams to develop applications and technologies that can be used across our business to increase the scalability of our operations, add functionality to improve the experience of sellers and buyers on our marketplace, and increase the efficiency of our operations and sales personnel. For example, we have developed technologies that increase the productivity of our inspectors and the completeness of our inspection quality review process. Our specialized inspection data entry software allows our inspectors to use standard tablet computers to quickly complete detailed inspection reports from remote locations, store information on the devices and upload the reports directly to our centralized quality control team over the Internet.

The IronPlanet branded websites and websites that we operate for sellers that utilize our Private Marketplace all run on a technology platform that is designed to be fault-tolerant, with sets of identical application servers connected to a cluster of database servers. All load balancers, firewalls and network devices connecting the servers operate in redundant pairs. The failure of any single component is not expected to affect the overall availability of our website. In addition, for geographic and vendor redundancy, we maintain the same technology platform in two data centers, each capable of handling our website traffic, with one serving as a “hot” standby. These data centers are located in co-location facilities in the Las Vegas, Nevada and Seattle, Washington areas and share data with each other using a high-speed private network connection. Each data center is a secure facility, with high uptime rates achieved using redundant systems such as backup electrical power and multiple points of high-speed Internet connectivity to insure high availability and eliminate single points of failure.

Intellectual Property

We rely on a combination of patents, trademarks, copyrights and trade secrets, as well as on confidentiality agreements, to establish and protect our proprietary rights. The laws, procedures and restrictions provide only limited protection. We currently own one issued patent in the United States which expires in 2021. In addition, we currently have trademarks registered or pending registration in the United States and certain foreign countries for our brand names and slogans used as brands that we use in our business. We also rely on copyright laws to protect computer programs related to our websites and our proprietary technologies, although to date we have not registered for statutory copyright protection. We have registered numerous Internet domain names in the United States and in foreign countries related to our business in order to protect our proprietary interests. Furthermore, we endeavor to enter into agreements with our employees and contractors and with parties with which we do business in order to limit access to and disclosure of our proprietary information, as well as to clarify rights to intellectual property associated with our business.

Regulatory Matters

Our business is subject to regulation, supervision and licensing under various U.S. federal and state, foreign and international agencies and statutes, which, among other things, may require us to obtain and maintain certain licenses and qualifications. Regulations that may apply to us include those related to brokering sales of motor vehicles, conducting auctions, anti-money laundering and processing payments.

We continue to evaluate U.S. federal, state and foreign regulations regarding the applicability of laws related to the conduct of our online marketplace events. The State of California requires us to post a bond, as an auction company, and we have done so. We are also registered as an Internet Auction Listing Service in the State of Illinois and are applying to become a registered auction firm in the State of North Carolina. We hold an auctioneer’s license in Ireland as well as auctioneer’s licenses in various Australian states and territories. As of the date of this prospectus, we do not believe we are required to obtain an auctioneer license in any other U.S. state or foreign country where we may be subject to regulation; however, we continue to evaluate regulations and are in communication with some U.S. states seeking clarification as to whether such states’ regulations might be applicable to our business.

As of the date of this prospectus, we are registered in California as a California Vehicle Dealer to permit the sale to our California retail customers of “on-road” equipment, and we are currently in the process of applying for additional licenses in other states. We currently do not believe we are required to obtain additional licenses or registrations in other U.S. states or foreign countries where we do not have a physical presence; however, we continue to evaluate regulations and are in communication with some U.S. states seeking clarification as to whether such states’ regulations might require us to register as a motor vehicle dealer.

As our business operations may involve individuals and countries outside of the U.S., we are required to comply with a number of U.S. federal laws and regulations, and may be required to comply with certain E.U. directives, such as those related to money laundering and terrorism. Given that bids can be submitted to us online from any location, we have implemented procedures pursuant to which we identify and restrict business from certain countries in order to comply with the trade sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, and other export controls administered by the U.S. Department of Commerce.

We believe that the nature and conduct of our services exclude us from certain laws and licensing regulations applicable to bill payers, money transmitters, check sellers, issuers of payment instruments, or similar non-bank payment businesses. Given the continuously evolving regulatory environment governing the Internet and sales conducted using the Internet, however, our analysis is subject to significant uncertainty, and there can be no assurances that governmental authorities will agree with our interpretations. Changes in applicable laws and regulations, interpretations of existing laws and regulations, or new laws and regulations could force us to cease doing business in certain jurisdictions, adversely affect our ability to do business with certain customers, increase our expenses, or otherwise adversely affect our results of operations.

Employees

As of March 31, 2011, we had 305 employees, of which 65 were based in our corporate headquarters at Pleasanton, California, 23 were based in Atlanta, Georgia, 23 were based in Ft. Worth, Texas, 21 were based in Dublin, Ireland, and 173 were based in various locations throughout the U.S., Europe, Australia and the U.A.E. We consider our current relationship with our employees to be good. We have never experienced a work stoppage and none of our employees is represented by a labor union or is covered by a collective bargaining agreement.

Facilities

Our U.S. corporate headquarters are located in Pleasanton, California. We also lease additional office space in the U.S., Europe and the U.A.E. as set forth below. We do not own any real property. We believe that our current facilities have sufficient capacity to meet the projected needs or our business for the next 12 months or that additional space is readily available. The following table lists the locations, lease expiration dates and the square footage of our principal properties as of March 31, 2011:

Location of Property	Lease Expiration Date	Square Footage

Pleasanton, California (U.S.)	August 2013	11,561
Dublin (Ireland)	July 2013	4,153
Atlanta, Georgia (U.S.)	November 2011	3,879
Ft. Worth, Texas (U.S.)	February 2013	3,833
Dubai (U.A.E.)	November 2011	500

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from our ordinary course of business. Although the outcome of these and other claims cannot be predicted with certainty, management does not currently believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition, cash flows, or results of operations.

On April 2, 2010, Reza Bundy Saadlou, our former president and chairman, filed suit against us in Alameda County Superior Court in California. The complaint alleges that we did not have the right to effect our March 11, 2010 repurchase of 633,542 shares of Series A-1 convertible preferred stock held by Mr. Saadlou. The complaint seeks declaratory relief that would void both the March 11, 2010 repurchase and our contractual right to repurchase such shares and damages. On April 23, 2010, we filed a demand for arbitration and a motion to stay the litigation, which was granted on June 25, 2010. This matter is proceeding to an arbitration governed by the rules of the American Arbitration Association, which is currently scheduled for the fourth quarter of 2011. We believe the allegations are without merit, and intend to defend against them vigorously. For additional discussion on this dispute please see the risk factor on page 18.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and our board of directors as of March 31, 2011.

Name	Age	Position(s)

Gregory J. Owens	51	Chairman and Chief Executive Officer
Michael J. O’Donnell	51	Chief Financial Officer
James J. Jeter	52	Executive Vice President
Jeffrey L. Barca-Hall	53	Senior Vice President, Engineering and Chief Technology Officer
Michael D. Groves	62	Senior Vice President, Sales
Robert L. Evans (1)	58	Director
Arthur Patterson (2)(3)	67	Director
Mark J. Rubash (1)	54	Director
Ted Schlein (2)(3)	46	Director
Roger S. Siboni (1)	56	Director
Stephanie Tilenius (2)(3)	43	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Gregory J. Owens has served as our chairman and chief executive officer since July 2007. From January 2006 to June 2007, Mr. Owens served as managing director at Red Zone Capital, a Washington, D.C. private equity firm focused on strong revenue growth opportunities. From August 2004 to January 2006, Mr. Owens was an independent consultant. From April 1999 to August 2004, he was chairman and chief executive officer of Manugistics Group, Inc. Prior to that time, Mr. Owens served as global managing partner supply chain management at Accenture where he was a founding member of their supply chain group. Mr. Owens also serves as a director of S1 Corporation, and has formerly served as a director of Serena Software, Inc. Mr. Owens serves on the President’s Advisory Board as well as the College of Management Board of the Georgia Institute of Technology. Mr. Owens holds a Bachelor of Science degree in industrial management from Georgia Institute of Technology. Our board of directors has concluded that Mr. Owens should serve as a director based on his extensive and in-depth knowledge of our business gained from his position as our chief executive officer.

Michael J. O’Donnell has served as our chief financial officer since July 2008. From 2001 through May 2008, Mr. O’Donnell served as chief financial officer and chief operating officer for Procuri, Inc., an on-demand supply management software company, that was acquired by Ariba, Inc. Mr. O’Donnell has 25 years of financial and business management experience, including positions as managing director of Sun Trust Capital Markets, where he led the merger and acquisition advisory group, managing director of Price Waterhouse Corporate Finance, where he led capital markets advisory projects, and senior manager in the Price Waterhouse audit practice. Mr. O’Donnell holds a Bachelor of Science degree in commerce from the University of Virginia.

James J. Jeter has served as our executive vice president since July 2009, and from September 2007 to July 2009 served as our senior vice president, international and new business. From May 2006 to September 2007, Mr. Jeter served as senior principal at PRTM Management Consultants where he helped lead PRTM’s customer experience consulting for Fortune 1000 companies. From October 2004 to May 2006, Mr. Jeter was an independent consultant. From August 1999 to October 2004, Mr. Jeter was senior vice president of marketing for Manugistics, where he executed Manugistics’ global marketing strategies as well as managed their new business development and sales operations initiatives. Mr. Jeter has more than 25 years of experience in sales, marketing, and international business, including two international assignments for Iomega where he was managing director for their Asia-Pacific and European operations. Mr. Jeter holds a Bachelor of Arts degree from Wake Forest University and a Master of Business Administration from Mercer University.

Jeffrey L. Barca-Hall has served as our senior vice president, engineering and chief technology officer since February 2000. Prior to that time, Mr. Barca-Hall was the chief technology officer for Inprise/Borland Corporation.

In that role, Mr. Barca-Hall had responsibility for a research and development organization of more than 250 people producing award-winning software products with combined annual revenue approaching $200 million. Mr. Barca-Hall has many years of experience in software engineering and management with Inprise/Borland, Netscape (prior to its acquisition by America Online), Symantec, Rapid Enterprise, a start-up which Mr. Barca-Hall co-founded, and DataEase. Mr. Barca-Hall holds a Bachelor of Arts degree in engineering sciences from Yale University.

Michael D. Groves has served as our senior vice president, sales since August 2007, and from August 2002 to August 2007 served as one of our regional managers. Prior to joining IronPlanet, Mr. Groves served as vice president and general manager of Forke Brothers and as a division manager of Ritchie Brothers. Mr. Groves also held the position of regional used equipment manager for Nortrax Southeast. Mr. Groves has more than 30 years of experience in equipment sales, including 11 years of auction industry experience.

Robert L. Evans has served as a director since November 2009. Mr. Evans is the chairman of the board and chief executive officer of Churchill Downs Incorporated, which he joined as president and CEO in August 2006. Prior to that time, Mr. Evans served as a managing director of Symphony Technology Group, a strategic holding group focused on the enterprise software and services market, and as chairman, president and chief executive officer of Symphony Services Corp., a software product engineering outsourcing services company, from 2002 to 2004. From 1999 to 2001, he served as president and chief operating officer of i2 Technologies/Aspect Development. Mr. Evans also serves as the president of Tenlane Farm, LLC and formerly served as a director of ATC Technology Corp. Mr. Evans holds a Bachelor of Arts degree in economics from MacMurray College and a Master of Arts in quantitative economics from Western Illinois University. Our board of directors has concluded that Mr. Evans should serve as a director based on his experience with technology companies and his financial literacy.

Arthur Patterson has served as a director since November 1999. Mr. Patterson has been a general partner at the venture capital firm of Accel Partners since 1983. Mr. Patterson serves as a director of MetroPCS Communications, Inc. and Actuate Corp, in the past five years has served as a director of iPass, Inc. and more than five years ago served as a director of several other public companies. He also serves as a director of several privately held software and services companies. Mr. Patterson holds a Bachelor of Arts degree and a Master of Business Administration from Harvard University. Mr. Patterson was initially appointed to our board of directors in connection with the investment in us made by Accel Partners, who has the right to designate a director as a result of a voting agreement between us and certain of our stockholders. Although this agreement will terminate upon completion of this offering, we expect that Mr. Patterson will continue to serve as a director following such termination, and our board of directors has concluded that Mr. Patterson should serve as a director and a member of the compensation committee based on his experience with entrepreneurial and technology companies and public company executive compensation, and as one our early stage investors, his extensive knowledge of our company.

Mark J. Rubash has served as a director since March 2010. Mr. Rubash has served as chief financial officer of Shutterfly, Inc. since November 2007. Prior to joining Shutterfly, Mr. Rubash was the chief financial officer of Rearden Commerce from August 2007 to November 2007 and previous to that, Mr. Rubash was a senior vice president at Yahoo! Inc. from February 2007 to July 2007. Prior to joining Yahoo!, Mr. Rubash held various senior positions at eBay, Inc. from February 2001 to July 2005. From January 2000 to November 2000, Mr. Rubash was the chief financial officer at Critical Path, Inc. From October 1987 to January 2000, Mr. Rubash was an audit partner at PricewaterhouseCoopers, LLP, where he served as the global leader for their Internet industry practice and practice leader for their Silicon Valley Software Industry Practice. Mr. Rubash also serves as a director of Intuitive Surgical, Inc. and Line 6, Inc., a private company. Mr. Rubash holds a Bachelor of Science degree in accounting from California State University, Sacramento. Our board of directors has concluded that Mr. Rubash should serve as a director and a member of the audit committee based on his experience in corporate finance and accounting and experience in the online marketplace industry.

Ted Schlein has served as a director since November 1999. Mr. Schlein has served as a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 1996. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of Internet security technology and business management technology solutions, most recently as vice president of enterprise products. Mr. Schlein serves as a director of ArcSight, Inc. and has formerly served as a director of Corio, Inc. He also serves as a director of several private companies. Additionally, Mr. Schlein has previously served as the chairman of the National Venture Capital Association. Mr. Schlein holds a Bachelor of Arts degree in economics from the University of Pennsylvania. Mr. Schlein was initially appointed to our board of directors in connection with the investment in us made by Kleiner Perkins, who has the right to designate a director as a result of a voting agreement between us and certain of our stockholders. Although this agreement will terminate upon completion of this offering, we expect that Mr. Schlein will continue to serve as a director following such termination, and our board of directors has concluded that Mr. Schlein should serve as a director and a member of the compensation committee based on based on his experience with entrepreneurial and technology companies and public company executive compensation, and as one our early stage investors, his extensive knowledge of our company.

Roger S. Siboni has served a director since May 2009. Most recently Mr. Siboni served as president and chief executive officer of E.piphany, Inc. from August 1998 to July 2003. From 2003 to October 2005, Mr. Siboni served as chairman of the board for E.piphany. Prior to August 1998, he was with KPMG Peat Marwick for more than 20 years, serving most recently as deputy chairman and chief operating officer. Mr. Siboni serves as a director of ArcSight, Inc., Cadence Design Systems, Inc., Dolby Laboratories, Inc. and infoGROUP, Inc., and has formerly served as a director of Active Software, Inc., Corio, Inc., FileNet, Macromedia and Pivotal Corporation. He also serves as a director of several private companies. Mr. Siboni is also a past chairman of the advisory board for the Walter A. Hass School of Business at the University of California at Berkley. Mr. Siboni holds a Bachelor of Science degree in business administration from the University of California at Berkeley. Our board of directors has concluded that Mr. Siboni should serve as a director and member of the audit committee based on his extensive experience and executive level management in technology and financial management and his financial literacy.

Stephanie Tilenius has served as a director since February 2010. Ms. Tilenius is currently vice president of commerce at Google Inc., where she is responsible for digital content and commerce in the cloud, product search and payments. Prior to joining Google she held various senior management positions at eBay, including senior vice president and general manager of eBay North America and global product at eBay from January 2008 to February 2010, vice president and general manager of PayPal Merchant Services from July 2003 to December 2007, vice president and general manager of eBay Motors from July 2002 to July 2003, and vice president of international from March 2001 to July 2003. Ms. Tilenius holds a Bachelor of Arts degree in economics and a Master of Arts from Brandeis University and a Master of Business Administration from Harvard University. Our board of directors has concluded that Ms. Tilenius should serve as a director based on her experience in the online marketplace industry and in international operations, and her financial literacy.

Board Composition

Our board of directors is currently comprised of seven directors, of whom all but Mr. Owens, our chairman and chief executive officer, qualify as “independent” according to the rules and regulations of The NASDAQ Stock Market.

Upon the closing of this offering, all of our preferred stock will be automatically converted into our common stock and all of the contractual rights to appoint directors will be automatically terminated. In accordance with the certificate of incorporation and the bylaws that will become effective upon the consummation of this offering, our board of directors will be divided into three classes with staggered three-year terms as follows:

•	the Class I directors will be Mr. Patterson and Mr. Rubash, and their terms will expire at our first annual meeting of stockholders held after the effectiveness of this offering;

•	the Class II directors will be Mr. Evans and Ms. Tilenius, and their terms will expire at our second annual meeting of stockholders held after the effectiveness of this offering; and

•	the Class III directors will be Mr. Owens, Mr. Siboni and Mr. Schlein, and their terms will expire at our third annual meeting of stockholders held after the effectiveness of this offering.

At each annual general meeting of the stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the total number of directors. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on the board of directors can be filled by the board of directors.

Our Corporate Governance Guidelines provide that when the chairman of our board of directors also serves as our chief executive officer, as is the case currently with Mr. Owens, the board shall designate a lead independent director responsible for coordinating the activities of the independent directors. Our board of directors has designated Mr. Schlein as our lead independent director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Siboni, Mr. Evans and Mr. Rubash, with Mr. Siboni serving as chairperson. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; engages and provides for the compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our consolidated financial statements; reviews our critical accounting policies and estimates and internal controls over financial reporting; and discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly consolidated financial statements. Our board of directors has determined that each of our audit committee members each meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market. Our board of directors has determined that Mr. Siboni and Mr. Rubash are each an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of The NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable rules of the SEC and The NASDAQ Stock Market.

Compensation Committee

Our compensation committee consists of Mr. Schlein, Mr. Patterson and Ms. Tilenius, with Mr. Schlein serving as chairperson. Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. Our board of directors has determined that each member our compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC, The NASDAQ Stock Market and the Internal Revenue Code. The compensation committee operates under a written charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Patterson, Mr. Schlein and Ms. Tilenius, with Mr. Patterson serving as chairperson. The nominating and corporate governance committee will be responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In making such recommendations, the nominating and corporate governance committee will consider the skills and experience of the directors or nominees in the context of the needs of our board of directors as well as the directors’ or nominees’ diversity of skills and experience in areas that are relevant to our business and activities. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of The NASDAQ Stock Market.

Director Compensation

We do not currently provide any compensation to our non-employee directors for service on our board of directors. From time-to-time, we have granted stock options to our non-employee directors as compensation for their services, but prior to this offering we did not have a formal policy in place with respect to such awards. We do, however reimburse our director for their expenses associated with for attending meetings of our board of directors.

Following the completion of this offering, our non-employee directors will be entitled to the following compensation package:

Annual retainer	$20,000
Annual retainer for board committee chairperson
Audit committee	$12,000
Compensation committee	$ 9,000
Nominating and corporate governance committee	$ 5,000
Annual retainer for board committee members
Audit committee	$ 6,000
Compensation committee	$ 4,500
Nominating and corporate governance committee	$ 2,500
Initial equity award for new directors (1)(3)	options to purchase 25,000 shares
Annual award for continuing board members (2)(3)	options to purchase 6,000 shares

(1)	The initial equity award will have an exercise price equal to the fair market value of our common stock on the date of grant and will be subject to vesting over a period of three years in equal annual installments commencing on the date of grant, subject to the non-employee director’s continued service to us through the vesting date.

(2)	The annual equity award for continuing board members will have an exercise price equal to the fair market value of our common stock on the date of grant and will vest as to 100% of the shares subject to the award on the earlier of (a) the one year anniversary of the date of grant of the award and (b) the date immediately preceding the date of the annual meeting of our stockholders for the year following the year of grant for the award, subject to the non-employee director’s continued service to us through the vesting date. A non-employee director will receive an annual option award only if he or she has served on the board of directors for at least the preceding six months.

(3)	All vesting for such awards will terminate, and all such awards will become fully vested, upon a “Change of Control” as defined in the 2011 Equity Incentive Plan.

The following table sets forth information regarding compensation earned by our directors who are not named executive officers during 2010:

	Fees Earned
Name	or Paid in Cash	Option Awards (1)	Total

Robert L. Evans	$—	$98,186	$98,186
Arthur Patterson	—	—	—
Mark J. Rubash	—	91,765	91,765
Ted Schlein	—	—	—
Roger S. Siboni	—	—	—
Stephanie Tilenius	—	91,765	91,765

(1)	This amount reflects the grant date fair value of each option award computed in accordance with ASC Topic 718. Information regarding the valuation assumptions used in the calculation of this amount are described in Note 10 to the consolidated financial statements.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.ironplanet.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information about the material components of our executive compensation program for:

Name	Position(s)

Gregory J. Owens	Chairman and Chief Executive Officer
Michael J. O’Donnell	Chief Financial Officer
James J. Jeter	Executive Vice President
Jeffrey L. Barca-Hall	Senior Vice President, Engineering and Chief Technology Officer
Michael D. Groves	Senior Vice President, Sales

We refer to these executive officers collectively in this Compensation Discussion and Analysis and the related compensation tables as the “named executive officers.”

Specifically, this Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why our board of directors arrived at specific compensation policies and decisions involving our executive officers during 2010.

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual compensation programs that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

Executive Compensation Philosophy and Objectives

We operate in a new and innovative business environment, which seeks to successfully scale the use of technology to offer a global online marketplace for used heavy equipment and other capital assets. This environment is marked by continuing technological advances and rapidly changing market requirements. To succeed in this environment, we must develop and refine new technologies, devise appropriate business models, and demonstrate an ability to quickly identify and capitalize on new marketplace opportunities. To achieve these objectives, we need a highly talented and seasoned team of business and technical professionals.

We compete with many other companies in seeking to attract and retain a skilled management team. To meet this challenge, we have adopted a compensation philosophy designed to offer our executive officers compensation and benefits that are competitive and that meet our goals of attracting, retaining, and motivating highly skilled individuals to help us achieve our financial and strategic objectives.

Our executive compensation program is designed to achieve a number of objectives:

•	provide competitive total compensation opportunities that enable us to attract, retain and motivate executive officers with the experience and skills to manage the growth of our company and lead us to the next stage of development;

•	reward sustained stockholder value creation by providing a mix of compensation that emphasizes creating and sustaining an enterprise market valuation consistent with leading Internet platform companies; and

•	reward achievement of our annual and long-term financial objectives by awarding appropriate levels of cash and equity compensation for consistent achievement (and over-achievement) of our annual operating plan and for achievement of the long-term financial objectives necessary to reaching and maintaining a market valuation consistent with leading Internet platform companies.

Compensation Program Design

The compensation of our executive officers, including our named executive officers, consists of base salary, an annual cash bonus opportunity, equity compensation, and certain post-employment payments and benefits.

The primary component of our executive compensation program to date has been stock options to purchase shares of our common stock. As a privately held company, we have emphasized the use of equity to motivate our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create sustainable long-term value for our stockholders. We believe that stock options offer our key employees, including our executive officers, a valuable long-term incentive that aligns their interests with the interests of our stockholders.

We offer cash compensation to our executive officers, in the form of base salaries and annual bonus opportunities at levels that we believe are competitive compensation packages. Due to our emphasis on equity compensation, however, historically we have offered target total cash compensation opportunities at the lower end of an identified market range as determined in the collective business judgment of our board of directors. Generally, we have structured our annual cash bonus opportunities to focus on the achievement of specific near-term financial and strategic objectives that will further our longer-term growth objectives.

To date, we have not employed any policies or guidelines for allocating compensation between current and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Compensation-Setting Process

Role of the Board and Compensation Committee

Prior to the formation of our compensation committee in 2009 our board of directors primarily determined the compensation for our named executive officers. Since late 2009, the compensation committee of our board of directors has been responsible for overseeing our executive compensation philosophy and administering our executive compensation program, as well as determining and approving the compensation for our executive officers, including the named executive officers. The compensation committee will regularly consult with and report to our full board of directors on its deliberations and actions.

The compensation committee intends to review on a periodic basis our executive compensation program, including any incentive compensation plans, to determine whether they are appropriate, properly coordinated, and achieve their intended purposes, and has the authority to establish and implement any modifications or new plans or programs.

Role of Management

In carrying out its responsibilities, our board of directors and the compensation committee have worked with members of our management team, including our chief executive officer. Historically, our management team has assisted the board of directors and the compensation committee by providing information on company and individual performance, market data, and management’s perspective and recommendations on compensation matters.

Typically, our chief executive officer has made recommendations to the board and the compensation committee regarding the compensation of our employees, including our executive officers (except with respect to his own compensation), and attends that portion of the meetings in which compensation matters are discussed (except he recuses himself from that portion of meetings with respect to discussions involving his own compensation).

While our board of directors and the compensation committee have solicited and reviewed our chief executive officer’s recommendations and proposals with respect to compensation-related matters, they have only used these recommendations and proposals as one factor in making compensation decisions for our employees, including our executive officers.

Role of Compensation Consultant

The compensation committee is authorized to retain the services of compensation consultants and other advisors from time to time, as it sees fit, in connection with the establishment of cash and equity compensation plans and arrangements and related policies.

In September 2009, the compensation committee engaged Compensia, Inc., a national compensation consulting firm providing executive compensation advisory services, to assist it in developing a set of executive compensation guiding principles, to evaluate the competitiveness of our executive officers’ compensation, and to assist the compensation committee in developing a public company-oriented executive compensation program and a director compensation program. Compensia serves at the discretion of the compensation committee. Compensia has not provided any other services to our company.

The compensation committee utilized the overall principles and design recommended by Compensia in 2009, and peer group data (discussed below), to develop an overall compensation program for our executive officers and board members. Such overall compensation program for executives has been in place since 2010, and the overall principles and key elements have been reviewed by the compensation committee and are considered appropriate for setting compensation programs for 2011. The overall program for board members will go into effect upon the completion of this offering. The compensation committee anticipates utilizing the services of third party compensation consultants from time to time in the future.

Use of Comparative Data

To assess the competitiveness of our executive compensation program and compensation levels, the compensation committee has instructed Compensia to examine the executive compensation practices of a peer group of 14 Internet platform companies. Compensation data for the peer group companies was gathered from public filings and from Compensia’s proprietary compensation databases. This peer group data was used to assess current compensation levels and to assist the compensation committee in setting compensation levels for 2010 and thereafter.

The companies comprising the peer group have been selected by our compensation committee, based on Compensia’s determination that the peer group members are similar to the Company in size (as determined by revenue and market capitalization) and product or service similarity.

This peer group is comprised of the following companies:

Bankrate, Inc.	Move, Inc.
Constant Contact, Inc.	OpenTable, Inc.
CoStar Group, Inc.	Shutterfly, Inc.
Internet Brands, Inc.	Stamps.com Inc.
j2 Global Communications, Inc.	TechTarget, Inc.
Liquidity Services, Inc.	The Knot, Inc.
LoopNet, Inc.	Travelzoo Inc.

In order to incentivize and retain our executives, the guiding executive compensation philosophy adopted by the company and approved by the compensation committee for 2010 and 2011 is to target:

•	base salaries at the 50th percentile;

•	total cash compensation (base salary plus short-term incentive bonus) at the 50th percentile; and

•	equity at the 60th percentile.

We use the above as a “guiding” compensation philosophy as there are no other companies that are precisely comparable to us in all aspects of revenue, technology and scope. The compensation committee does not use the above data rigidly and uses its discretion and independent judgment when positioning individual executive pay. We will continue to assess and adjust our executive compensation philosophy on a going-

forward basis as we transition from being a private to a public company and continue to grow in size of revenues and assets.

The compensation committee intends to review our peer group at least annually and make adjustments to its composition as necessary.

Executive Compensation Program Components

The following describes each component of our executive compensation program, the rationale for each component, and how awards are determined.

Base Salary

Base salary represents the most basic, fixed portion of our executive officers’ compensation and is set at a minimum level sufficient to attract, retain, and motivate highly talented executive officers when included as one component of our overall total compensation opportunity.

Historically, our board of directors and the compensation committee have reviewed the base salaries of our executive officers, including the named executive officers, at the beginning of the year, taking into consideration our chief executive officer’s base salary recommendations, the scope of the executive officer’s performance, individual contributions, responsibilities, experience, prior salary level, and, in the case of a promotion, position. In the future, we expect the compensation committee to conduct an annual review of each executive officer’s base salary, with input from our chief executive officer, and to make adjustments as it determines to be reasonable and necessary to reflect the scope of an executive officer’s performance, individual contributions, responsibilities, experience, prior salary level, position (in the case of a promotion), and market conditions, including a review of the compensation policies of our peer group.

In December 2010, as part of its annual review of executive compensation, the compensation committee reviewed the base salaries of our named executive officers focusing on the competitiveness of these salaries, based on the 2010 compensation survey and peer group data provided by Compensia. Based on that information, the fact that Messrs. Owens and O’Donnell had not had a salary adjustment since August 2007 and July 2008, respectively, and the desire to retain our named executive officers, the compensation committee determined that an increase in base salary was warranted for Messrs. Owens and O’Donnell to bring their base salaries slightly above the 50th percentile for our peer group. As a result, Messrs. Owens and O’Donnell’s base salaries were increased in 2011 from $350,000 to $400,000 and $250,000 to $285,000, respectively. These increases were effective as of January 1, 2011. Base salaries of our other named executive officers remained unchanged from 2009.

The following table sets forth information regarding the base salary for 2009, 2010 and 2011 for our named executive officers:

Named Executive Officer	2009 Base Salary		2010 Base Salary	2011 Base Salary

Gregory J. Owens	$350,000		$350,000	$400,000	(2)
Michael J. O’Donnell	$250,000		$250,000	$285,000	(3)
James J. Jeter	$250,000	(1)	$250,000	$250,000
Jeffrey L. Barca-Hall	$244,000		$244,000	$244,000
Michael D. Groves	$225,000		$225,000	$225,000

(1)	Mr. Jeter received a base salary increase in April 2009, from $220,000 to $250,000.

(2)	Mr. Owens received a base salary increase on January 1, 2011, from $350,000 to $400,000.

(3)	Mr. O’Donnell received a base salary increase on January 1, 2011, from $250,000 to $285,000.

Each of the above base salary increases was approved by the compensation committee, and in the judgment and overall experience of the committee members, appropriate to reflect the individual performance of each executive, and to align their base salaries with our peer group data and the overall principles of our compensation programs.

Cash Bonuses

Historically, our board of directors, and since its formation in 2009, our compensation committee, has established parameters for annual cash bonus payments to executive officers, including the named executive officers, and other key employees. Bonus payments historically had been based on overall financial performance of the Company, and individual performance and overall compensation of the employee, and were considered by the board, and subsequently the compensation committee, to be appropriate individually and in the aggregate based on Company performance.

In February 2010, based on the recommendations of Compensia, and the experience and judgment of the committee members, the compensation committee recommended to our board of directors, and in March 2010 the board of directors approved the general parameters for a 2010 bonus incentive plan to reward our executive officers, including our named executive officers. The 2010 bonus incentive plan would largely be based on certain financial performance objectives but the compensation committee also desired to retain the flexibility to make final bonus determinations based on each participant’s individual performance and contributions to the Company. As part of the 2010 bonus incentive plan, the compensation committee also determined 2010 target bonus amounts for each named executive officer as a percentage of each officer’s base salary (as shown in the table below).

For 2010, the compensation committee selected revenue and Adjusted EBITDA as the two principal corporate financial metrics to determine the overall bonus pool, as they were deemed the most important drivers of overall corporate and shareholder value. Our compensation committee and board of directors believed that these financial metrics would encourage our executive officers to manage the business in an appropriate manner and make decisions that would contribute to both revenue growth and profitability.

Based on the overall global economic slowdown which continued throughout 2010, and in particular, based on the severe slowdown in trading activity of used heavy equipment which lasted throughout 2010, our overall financial performance was negatively impacted in 2010. Specifically, although our revenue increased over the prior year, our revenue growth rate was lower than in prior years. Additionally, we continued to make investments in our business to support long-term growth, despite lower revenue growth in 2010. These investments, and lower revenue growth, negatively impacted Adjusted EBITDA.

In December 2010, the compensation committee reviewed our overall financial performance for 2010, as well as other key operating metrics as well as the individual performance of each our named executive officers and approved the payout of bonus amounts to individual officers and other key employees. The compensation committee approved an aggregate bonus pool for 2010 for executive officers and key employees that in total represented approximately 20% of the total target bonus under the 2010 bonus incentive plan. In determining the actual amount for each individual executive officer the compensation committee took into account the individual contributions of each officer towards increasing our market share, the expansion of our sales force, the preparations for the launch of IronPlanet Motors and expansion of our international operations in the U.A.E. The compensation committee also took into account other factors, such as in the case of the Mr. Owens, the desire to maintain parity in absolute dollars with certain other executive officers, and in the case of Mr. Groves, to reward him, as our senior sales manager, for his efforts in leading our revenue growth in North America in an extremely difficult economic climate. The following table summarizes the targets and actual cash bonuses paid to our named executive officers under the 2010 bonus incentive plan:

	2010 Target Bonus	2010 Target Bonus	2010 Actual Bonus	2010 Actual Bonus
Named Executive Officer	(% of Base Salary)	($)	($)	(% of Base Salary)

Gregory J. Owens	60%	$210,000	$22,500	11%
Michael J. O’Donnell	50%	$125,000	$22,500	18%
James J. Jeter	50%	$125,000	$22,500	18%
Jeffrey L. Barca-Hall	35%	$85,400	$15,000	18%
Michael D. Groves	35%	$78,750	$60,629	77%

Equity Compensation

We use equity awards to motivate and reward our executive officers, including the named executive officers, for long-term corporate performance based on the value of our common stock and to align the interests of our executive officers with those of our stockholders. We believe that stock options, when granted with exercise prices equal to the fair market value of our common stock on the date of grant, provide an appropriate long-term incentive for our executive officers, because they reward them only to the extent that our stock price grows and stockholders realize value following their grant date.

We have not applied a rigid formula to determine the size of the stock option awards that have been granted to our executive officers. Instead, these awards were determined in the judgment of our board of directors, taking into consideration, among other things, the performance of our company and the executive officer during the past year, the prospective role and responsibility of the executive officer, competitive factors, the amount of equity-based compensation held by the executive officer and portion that is vested or unvested, and the cash compensation received by the executive officer. Based upon these factors, our board of directors determines the size of each stock option award at levels it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

To date, we have not granted any equity awards other than stock options to our executive officers, except for a restricted stock award granted to Mr. Owens in 2007. Typically, our executive officers have received an initial stock option grant at the time of hire, with only periodic additional awards thereafter. In connection with this offering, we expect the compensation committee to oversee the development of a long-term equity incentive plan. While this plan is likely to provide for a variety of different types of equity awards, we expect that, reflecting our focus on long-term growth, the compensation committee will continue to use stock options as our primary form of long-term incentive compensation. We also expect that the compensation committee may elect to grant equity awards to our executive officers on a more frequent (for example, annual) basis than in the past, as it determines to be in the best interests of our company.

There were no equity awards granted to the named executive officers during 2009.

In February 2010, our board of directors granted bonus options to our key employees, including our named executive officers, for their strong performance in exceeding our revenue and adjusted operating income targets for 2009. Each of these options has a vesting commencement date of December 31, 2009 and vests over our standard four-year vesting schedule, with 25% of the option shares vesting upon the completion of twelve months of service following the vesting commencement date and 1/48th of the option shares vesting upon the completion of each of the next 36 months of service.

Number of Shares
Name	Underlying Options

Gregory J. Owens	46,500
Michael J. O’Donnell	46,500
James J. Jeter	46,500
Jeffrey L. Barca-Hall	37,500
Michael D. Groves	12,500

At the same meeting, our board of directors also authorized the grant of “challenge” options to purchase an aggregate of 100,000 shares of common stock to certain key employees, including our named executive officers, to provide additional incentives to our key employees to achieve certain target levels of revenue and adjusted operating income for 2010. In order to vest in any of these challenge options, both target levels of revenue and adjusted operating income for 2010 had to be achieved. These challenge options, together with the time based options granted in 2010, provide our named executive officers with grants at approximately the 65th percentile of the annual grants made to officers of our peer companies. Based on the Company’s overall financial performance in 2010 and because both the target levels of revenue and adjusted operating income were not achieved, none of the “challenge” options were earned and have been cancelled.

In February 2011, our board of directors granted options to our key employees, including our named executive officers, as indicated in the table below. In determining the grant amounts for 2011, our board of directors, in consultation with the compensation committee, considered the company’s relative competitiveness of the market for each position and the Company’s relative performance and contribution requirements from each individual with respect to achieving our short- and long-term objectives. The compensation committee and our board of directors also considered each named executive officer’s equity holdings (vested and unvested), their role and significance to the Company and the desirability of increasing retention incentives for the named executive officers. In particular, Mr. Owens’ equity awards were substantially vested. As of December 31, 2010, Mr. Owens was fully vested in more than 75% of the aggregate shares he held or had the right to acquire pursuant to all of his equity awards. As a result, the compensation committee determined that a relatively larger option grant to Mr. Owens was appropriate based on his role and importance to the company and in order to maximize his retention incentive. Accordingly, Mr. Owens’ 2011 option grant will vest and become exercisable, assuming his continued service with us, monthly over a period of six years with a one year cliff (as opposed to a four year vesting period with a one year cliff for the other named executive officers).

Number of Shares
Named Executive Officer	Underlying Options

Gregory J. Owens	500,000
Michael J. O’Donnell	45,000
James J. Jeter	45,000
Jeffrey L. Barca-Hall	32,500
Michael D. Groves	17,500

Retirement and Other Benefits

We have established a tax-qualified Section 401(k) retirement savings plan for our executive officers, including the named executive officers, and other employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under this plan, participants may elect to make pre-tax contributions, not to exceed the applicable statutory income tax limitation (which was $16,500 in 2010). In addition, we may make discretionary contributions to the plan in any year, up to certain limits. Historically, we have provided a matching contribution equal to 50% of a participant’s salary deferrals, up to a maximum of 2% of a participant’s compensation. Our contributions to the accounts of the named executive officers are shown in the All Other Compensation column of the Summary Compensation Table below. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan.

Additional benefits received by our executive officers, including the named executive officers, include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. These benefits are provided on the same basis as to all of our full-time employees.

We design our employee benefits programs to be affordable and competitive in relation to the market as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Except as described in this prospectus, historically we have not provided perquisites or other personal benefits to our executive officers. Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. In the future, however, we may provide such items in limited circumstances, such as where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Post-Employment Compensation

The initial terms and conditions of employment of each of the named executive officers were set forth in written offer letters. With the exception of his own offer letter, each of these agreements was negotiated on our behalf by our then-chief executive officer, with the oversight and approval of our board of directors.

In filling these executive positions, our board of directors was aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a unique market niche. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, our board of directors was sensitive to the need to integrate new executives into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment offer letters provided for an initial base salary, an annual cash bonus opportunity (except that Mr. Owens did not have such bonus opportunity in his offer letter and Mr. Groves had a commission opportunity), and an equity award in the form of a stock option and, in the case of our chief executive officer, a restricted stock award. These employment offer letters also provided the named executive officers with certain cash severance in the event of their termination of employment without cause and certain vesting acceleration upon a termination without cause or a constructive termination following a change in control of our company for Messrs. Owens, O’Donnell, Jeter and Barca-Hall.

In February 2010, we entered into written employment agreements with each of our named executive officers, which set forth the terms of their employment, including their compensation. These employment agreements superseded and replaced the existing employment offer letters with each of our named executive officers. At that time, our board of directors, at the recommendation of the compensation committee, also adopted a standard policy for the payment of severance and change in control benefits to our named executive officers. Under this new policy, the terms and conditions of which are reflected in their written employment agreements, the rights of our named executive officers with respect to specific events, including an involuntary termination of employment or an involuntary termination in connection with or following a change in control of our company, are established on a uniform basis.

Our board of directors adopted this new policy because it serves several objectives. First, this approach is more transparent, both internally and externally. Internal transparency eliminates the need to negotiate separation benefits on a case-by-case basis. It also assures an executive officer that his or her severance benefits are comparable to those of other executives with similar levels of responsibility and tenure. Finally, this approach is easier for us to administer, as it requires less time and expense.

Each of the named executive officers agreed to relinquish the severance payments and benefits otherwise provided in his employment offer letter or otherwise promised by our board of directors in exchange for entering into an employment agreement as described above.

We believe that entering into these employment agreements helps our named executive officers maintain continued focus and dedication to their assigned duties to maximize stockholder value, including in the event that there is a potential transaction that could involve a change in control of our company. The terms of these agreements were determined after review by our board of directors and the compensation committee of our retention goals for each executive and as well as our analysis of Compensia’s survey of the severance and change in control benefits of our peer companies.

For a summary of the material terms and conditions of our new severance and change in control policy, see “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Other Compensation Policies

Stock Ownership Guidelines

As of the date of this prospectus, we have not implemented a policy regarding minimum stock ownership requirements for our executive officers, including the named executive officers.

Compensation Recovery Policy

As part of our transition from a privately-held to publicly-traded company, the intent of the Company and the compensation committee is to implement a formal policy regarding retroactive adjustments to cash or equity-based incentive compensation previously paid or awarded to our executive officers and other employees where the payments were predicated upon the achievement of financial results that are subsequently the subject of a financial restatement due to fraud, misconduct, negligence or other material noncompliance with any financial reporting requirements under securities laws. It is our intent that such compensation recovery policy will fully comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act requiring repayment of any excess incentive-based compensation paid during the three-year period preceding the date that a company is required to prepare the accounting restatement based upon erroneous data.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and each of its three next most highly-compensated executive officers (other than its chief financial officer). Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Internal Revenue Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

As we are not currently publicly-traded, the compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. We expect that when the compensation committee deems advisable, the compensation committee, will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for the “performance-based compensation” exemption from this deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, the compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). The compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments

Sections 280G and 4999 of the Internal Revenue Code provide that executive officers, persons who hold significant equity interests and certain other highly-compensated service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control of our company that exceeds certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 during 2009 and we have not agreed and are not otherwise obligated to provide any executive officer, including any named executive officer, with such a “gross-up” or other reimbursement.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standards Board’s Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, for our stock-based compensation awards. ASC 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. This calculation is performed for accounting purposes and reported in the compensation tables below, even though recipients may never realize any value from their awards. ASC 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents, for services rendered to us for 2009 and 2010, summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers.

Summary Compensation Table

						Non-Equity
					Option	Incentive Plan	All Other
		Salary	Bonus	Stock	Awards	Compensation	Compensation
Name and Principal Position	Year	($)	($)	Awards ($)	($) (1)	($) (2)	($) (3)	Total ($)

Gregory J. Owens	2010	350,000	—	—	85,514	22,500	3,278	461,292
Chairman and Chief	2009	350,000	—	—	—	235,000	2,990	587,990
Executive Officer
Michael J. O’Donnell	2010	250,000	—	—	85,514	22,500	3,278	361,292
Chief Financial Officer	2009	250,000	—	—	—	110,000	2,990	362,990
James J. Jeter	2010	250,000	—	—	85,514	22,500	3,278	361,292
Executive Vice President	2009	241,250	—	—	—	110,000	2,990	354,240
Jeffrey L. Barca-Hall	2010	244,000	—	—	68,963	15,000	828	328,791
Senior Vice President,	2009	244,000	—	—	—	115,000	2,990	361,990
Engineering and Chief Technology Officer
Michael D. Groves	2010	225,000	—	—	22,988	60,629	4,826	313,443
Senior Vice President,	2009	225,000	20,000	—	—	58,817	2,990	306,807
Sales

(1)	The amounts in the Option Awards column reflect the aggregate grant date fair value for stock options granted in the applicable fiscal year as determined in accordance with the ASC Topic 718. These amounts do not represent the actual value that may be realized by our named executive officers. In 2010, each of Messrs. Owens, O’Donnell, Jeter and Barca-Hall were granted stock options to purchase an aggregate of 86,000 shares of our common stock that contain performance-based vesting conditions. Assuming that all of the performance-based vesting conditions will be achieved, the grant date fair value of the performance-based stock options would have been as follows: Mr. Owens: $183,530, Mr. O’Donnell: $60,565 , Mr. Jeter: $51,388 , and Mr. Barca-Hall: $20,188. However, based on the probable outcome of the performance-based vesting conditions, the actual grant date fair value of each of these options was $0 and, accordingly, no amount is reflected for these performance-based options in the Option Awards column. Information regarding the valuation assumptions used in the valuation of these awards is described in Note 10 to our consolidated financial statements.

(2)	The amounts reported in the Non-Equity Incentive Plan Compensation column for Messrs. Owens, O’Donnell, Jeter and Barca-Hall represent payments made under our 2009 and 2010 cash bonus plans.

(3)	For each of the named executive officers, the amounts reported in the All Other Compensation column represent a matching contribution under our tax-qualified Section 401(k) retirement savings plan in 2010 and 2009 of $2,450 (except Mr. Barca-Hall did not receive a matching contribution in 2010) and a premium payment in 2010 and 2009 of $828 (or $2,376 for Mr. Groves) and $540, respectively, on his life insurance coverage.

Grants of Plan-Based Awards

The following table sets forth information regarding the grants of plan-based awards to each of our named executive officers during 2010.

2010 Grants of Plan-Based Awards Table

				All
				Other
				Option
				Awards:	Exercise	Grant
				Number of	or Base	Date
				Securities	Price of	Fair Value
		Estimated Future Payments Under Non-		Underlying	Option	of Option
	Grant	Equity Incentive Plan Awards (1)		Options	Awards	Awards
Name	Date	Target ($)	Maximum ($)	(#) (2)	($/Sh)	($) (3)

Gregory J. Owens		$210,000	$315,000
	2/11/10			46,500	$6.24	$85,514
	2/26/10			50,000	$6.24	— (4)
Michael J. O’Donnell		$125,000	$187,500
	2/11/10			46,500	$6.24	$85,514
	2/26/10			16,500	$6.24	— (4)
James J. Jeter		$125,000	$187,500
	2/11/10			46,500	$6.24	$85,514
	2/26/10			14,000	$6.24	— (4)
Jeffrey L. Barca-Hall		$85,400	$128,100
	2/11/10			37,500	$6.24	$68,963
	2/26/10			5,500	$6.24	— (4)
Michael D. Groves		$78,750	$118,125
	2/11/10			12,500	$6.24	$22,988

(1)	Amounts shown represent the estimated possible payouts for 2010 under our cash bonus plan. These amounts are based on a percentage of the individual’s 2010 base salary. The maximum amount shown is 150% times the target amount for each of the named executive officers. Actual bonuses received by the named executive officers for 2010 are reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”

(2)	The vesting schedule applicable to each award is set forth below in the section entitled “Outstanding Equity Awards at Fiscal Year-End.”

(3)	Amounts shown reflect the aggregate grant date fair value for each stock option grant as determined in accordance with the ASC Topic 718. These amounts do not represent the actual value that may be realized by our named executive officers. Information regarding the valuation assumptions used in the valuation of these awards is described in Note 10 to our consolidated financial statements.

(4)	On the date of grant, and again at December 31, 2010, we had not deemed the achievement of the performance goals applicable to these performance-based stock option awards to be probable, and therefore, the grant date fair value of each of these options was $0. See footnote 1 to the “Summary Compensation Table” for information regarding the grant date fair value of such option awards assuming that all of the performance-based vesting conditions were achieved.

Outstanding Equity Awards at Year-End

The following table presents, for each of the named executive officers, information regarding outstanding stock options and other equity awards held as of December 31, 2010. The market value of the shares of our common stock reflected in the table is based upon the fair market value of our common stock on December 31, 2010, as determined by our compensation committee, which was $6.02 per share.

2010 Outstanding Equity Awards at Fiscal Year-End Table

		Option Awards							Stock Awards
												Equity
												Incentive
											Equity	Plan
											Incentive	Awards:
						Equity					Plan	Market or
						Incentive					Awards:	Payout
						Plan					Number of	Value of
						Awards:				Market	Unearned	Unearned
		Number of		Number of		Number of			Number of	Value of	Shares,	Shares,
		Securities		Securities		Securities			Shares or	Shares or	Units or	Units or
		Underlying		Underlying		Underlying			Units of	Units of	Other	Other
		Unexercised		Unexercised		Unexercised	Option		Stock That	Stock That	Rights	Rights
		Options (1)		Options (1)		Unearned	Exercise	Option	Have Not	Have Not	That Have	That Have
	Grant	(#)		(#)		Options	Price	Expiration	Vested	Vested	Not Vested	Not Vested
Name	Date	Exercisable		Unexercisable		(#)	($)	Date	(#)	($)	(#)	($)

Gregory J. Owens	11/1/2007	340,135	(2)	68,027	(2)		$0.98	10/31/2017	139,723 (7)	841,132 (8)	—	$——
	2/11/2010	11,625	(3)	34,875	(3)		$6.24	2/10/2020			—	—
	2/26/2010	—		—		50,000 (9)	$6.24	2/25/2020	—	—	—	—
Michael J. O’Donnell	8/7/2008	95,834	(4)	79,167	(4)		$1.64	8/6/2018			—	—
	2/11/2010	11,625	(3)	34,875	(3)		$6.24	2/10/2020			—	—
	2/26/2010	—		—		16,500 (9)	$6.24	2/25/2020	—	—	—	—
James J. Jeter	11/1/2007	56,250	(5)	18,750	(5)		$0.98	10/31/2017			—	—
	8/7/2008	29,167	(5)	20,834	(5)		$1.64	8/6/2018			—	—
	2/11/2010	11,625	(3)	34,875	(3)		$6.24	2/10/2020			—	—
	2/26/2010	—		—		14,000 (9)	$6.24	2/25/2020	—	—	—	—
Jeffrey L. Barca-Hall	7/24/2002	20,000	(5)	—			$0.60	7/23/2012			—	—
	9/18/2003	100,000	(6)	—			$0.60	9/17/2013			—	—
	2/11/2010	9,375	(3)	28,125	(3)		$6.24	2/10/2020			—	—
	2/26/2010	—		—		5,500 (9)	$6.24	2/25/2020	—	—	—	—
Michael D. Groves	3/9/2007	30,414	(5)	—			$0.80	3/8/2017			—	—
	5/1/2008	17,708	(5)	7,292	(5)		$1.40	4/30/2018			—	—
	11/13/2008	9,115	(5)	8,386	(5)		$1.64	11/12/2018			—	—
	2/11/2010	3,125	(3)	9,375	(3)		$6.24	2/10/2020			——	—

(1)	Stock option grants to purchase shares of our common stock are made under the IronPlanet, Inc. 1999 Stock Plan. The exercise price of these options is equal to the fair market value of our common stock on the date of grant. Under the 1999 Stock Plan, the exercise price may be paid in cash, by check, by delivery of a full-recourse promissory note satisfying certain specified conditions, by cancellation of indebtedness, in shares of our common stock having a fair market value on the date of exercise equal to the aggregate exercise price of the shares being purchased, by delivery of a properly-executed exercise notice together with such other documentation as may be required to effect an exercise and delivery to us of the sale or loan proceeds required to pay the exercise price and any applicable taxes, by delivery of an irrevocable subscription agreement for the shares that obligates the optionee to take and pay for the shares not more than 12 months after the date of delivery of the subscription agreement, or by any combination of the foregoing payment methods. In addition, under certain circumstances an option may be exercised through a “net exercise” procedure, whereby the optionee may elect to receive shares of our common stock having an aggregate fair market value on the date of exercise equal to the net value of the portion of the option so exercised as of the exercise date. All stock options granted under the 1999 Stock Plan are subject to service-based vesting requirements.

(2)	These stock options vest over a four-year period at the rate of 1/48th of the shares of common stock underlying the option upon the completion of each month of service following the vesting commencement date of August 1, 2007, subject to continued service through each such vesting date.

(3)	These stock options vest over a four-year period at the rate of 1/4th of the shares of common stock underlying the option on the first anniversary of the vesting commencement date and then 1/48th of the shares of common stock underlying the option each month thereafter, subject to continued service through each such vesting date. The vesting commencement date for these awards is December 31, 2009.

(4)	These stock options vest as to 20,833 shares of common stock on December 7, 2008, as to an additional 29,167 shares of common stock on July 7, 2009 and then thereafter at the rate of 1/48th of the shares of common stock underlying the options each month, subject to continued service through each such vesting date.

(5)	These stock options vest over a four-year period at the rate of 1/4th of the shares of common stock underlying the option on the first anniversary of the vesting commencement date and then 1/48th of the shares of common stock underlying the option each month thereafter, subject to continued service through each such vesting date. The respective vesting commencement dates, in descending order, are as follows: September 16, 2007 and August 7, 2008 for James J. Jeter; July 24, 2002 for Jeffrey L. Barca-Hall; December 31, 2006, February 6, 2008, and November 13, 2008 for Michael D. Groves.

(6)	These stock options vested as to all of the shares of common stock underlying the option on the third anniversary of the vesting commencement date, subject to continued service through each such vesting date. The respective vesting commencement dates are as follows: February 4, 2003 for Jeffrey L. Barca-Hall; August 2, 2005 for Michael D. Groves.

(7)	This stock award vests as to 1/48th of the original number of shares of common stock subject to the award (838,338) upon the completion of each month of service following the vesting commencement date of August 1, 2007, subject to continued service through each such vesting date.

(8)	The market value of the shares was calculated by multiplying the number of shares that have not vested by the price per share as of December 31, 2010 of $6.02.

(9)	Represents the maximum number of options that could be earned if all of the performance goals applicable to these performance-based option awards are achieved. See footnote 1 to the “Summary Compensation Table” for more details regarding these performance-based option awards.

Option Exercises and Stock Vested

The following table presents, for each of the named executive officers, the number of shares of our common stock acquired upon the exercise of stock options and vesting of restricted stock during the year ended December 31, 2010, and the aggregate value realized upon exercise or the vesting of such awards. For purposes of the table, the value realized is based upon the fair market value of our common stock on the various vesting dates, as determined by our board of directors or compensation committee.

2010 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards
	Number of Shares		Number of Shares	Value Realized on
	Acquired on	Value Realized on	Acquired on	Vesting
Name	Exercise (#)	Exercise ($) (1)	Vesting (#)	($) (2)

Gregory J. Owens	—	$—	209,585	$1,267,565 (2)
Michael J. O’Donnell	25,000	115,000	—	—
James J. Jeter	25,000	131,500	—	—
Jeffrey L. Barca-Hall	—	—	—	—
Michael D. Groves	2,969	12,535	—	—
	29,835	162,302	—	—
	18,354	73,819	—	—
	3,678	14,791	—	—

(1)	Amounts reflect the value realized upon exercise as calculated, based on the difference between the fair market value of our common stock on the date of exercise and the option exercise price.

(2)	The amount reported reflects 52,396 shares that vested at a weighted average fair market value of our common stock of $6.13 per share, 52,396 shares that vested at a weighted average fair market value of our common stock of $6.71 per share, 52,396 shares that vested at a weighted average fair market value of our common stock of $5.50 per share and 52,397 shares that vested when the fair market value of our common stock was $5.85 per share.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for the named executive officers during 2010.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for the named executive officers.

Employment Agreements

In February 2010, we entered into written employment agreements with each of the named executive officers. These agreements provide for at-will employment and establish the executive’s base salary at the same 2009 base salary rate, eligibility to participate in an incentive bonus plan and standard employee benefit plan participation as of the time of their execution.

These agreements also contain provisions that provide for certain payments and benefits in the event of certain terminations of employment, including a termination of employment following a change in control of the company. For a summary of the material terms and conditions of these provisions, as well as an estimate of the potential payments and benefits payable to the named executive officers under these provisions, see “—Potential Payments Upon Termination or Change in Control” below.

Potential Payments Upon Termination or Change in Control

Each of the named executive officers is eligible to receive certain severance payments and benefits in connection with his termination of employment under various circumstances, including following a change in control of our company under each officer’s new employment agreements with us. For a summary of the material terms and conditions of the severance and change in control benefits for each named executive officer, see below.

The estimated potential severance payments and benefits payable to each named executive officer in the event of termination of employment as of December 31, 2010 pursuant to his individual employment agreement are also described below.

The actual amounts that would be paid or distributed to the named executive officers as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the named executive officer’s base salary and the market price of our common stock. In addition, although we have entered into individual written arrangements to provide severance payments and benefits to the named executive officers in connection with a termination of employment under particular circumstances, we may mutually agree with the named executive officers on severance terms that vary from those provided in the pre-existing arrangements. Finally, in addition to the amounts presented below, each named executive officer would also be able to exercise any vested stock options that he held. For more information about the named executive officers outstanding equity awards as of December 31, 2010, see the table captioned “2010 Outstanding Equity Awards at Year-End Table.”

In addition to the severance payments and benefits described in the named executive officers’ individual employment agreements, these executives are eligible to receive any benefits accrued under our broad-based benefit plans, such as disability benefits and accrued vacation pay, in accordance with those plans and policies.

Involuntary Termination of Employment Not in Connection with Change in Control

In the event of an involuntary termination of employment (defined as either a termination of employment by us without “cause” or by the executive officer for “good reason”) more than two months prior to a change in control:

•	Mr. Owens will be eligible to receive:

•	a cash payment equal to 12 months of his base salary as in effect as of the date of termination, payable according to our regular payroll schedule over a 12-month period; and

•	COBRA premiums for a period of 12 months; and

•	Messrs. O’Donnell, Jeter, Barca-Hall, and Groves will be eligible to receive:

•	a cash payment equal to six months of his base salary as in effect as of the date of termination, payable according to our regular payroll schedule over a six-month period; and

•	COBRA premiums for a period of six months.

Involuntary Termination of Employment in Connection with Change in Control

In the event of an involuntary termination of employment (defined as either a termination of employment by us without “cause” or by the executive officer for “good reason”) within the two-month period prior to or the 12-month period following a change in control:

•	Mr. Owens will be eligible to receive:

•	a cash payment equal to 18 months of his (1) base salary as in effect as of the date of termination and (2) an amount equal to one and a half years of the average actual annual bonus for the two years preceding the year in which the termination occurred, collectively payable according to our regular payroll schedule over an 18-month period;

•	COBRA premiums for a period of 18 months; and

•	full and immediate vesting of all of the shares of our common stock underlying any then-outstanding unvested stock options and other unvested equity awards; and

•	Messrs. O’Donnell, Jeter, Barca-Hall, and Groves will be eligible to receive:

•	a cash payment equal to 12 months of his (1) base salary as in effect as of the date of termination and (2) an amount equal to one year of the average actual annual bonus for the two years preceding the year in which the termination occurred, collectively payable according to our regular payroll schedule over a 12-month period;

•	COBRA premiums for a period of 12 months; and

•	in the case of Mr. O’Donnell, full and immediate vesting of all of the shares of our common stock underlying any then-outstanding unvested stock options and other unvested equity awards, and in the case of Messrs. Jeter, Barca-Hall, and Groves full and immediate vesting of 50% of the unvested shares of our common stock underlying any then-outstanding unvested stock options and other unvested equity awards.

The severance and change in control benefits have a four-year term ending on February 11, 2014 that may be extended upon the mutual agreement of the parties.

Accordingly, the following tables set forth the potential, estimated, payments and benefits to which the named executive officers would have been entitled assuming termination of their employment as of December 31, 2010, as specified under the terms and conditions of their respective employment agreements.

Mr. Owens

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control

Severance Payments	$350,000	$667,500
Accelerated Vesting of Shares and Stock Options	$—		$(2)
COBRA Premiums	26,294	39,440

Total	$376,294	$

(1)	For purposes of this analysis, Mr. Owens’ compensation is assumed to be as follows: current base salary equal to $350,000, average cash bonus for 2009 and 2008 of $142,500, and outstanding unvested stock options and shares covering 242,625 shares of our common stock that may accelerate.

(2)	Assumes the date of termination of employment of Mr. Owens was December 31, 2010 and is the product of (a) the number of accelerated shares and (b) the fair market value of our common stock determined as the midpoint of the price range set forth on the cover page of this prospectus, less the exercise price of the accelerated options.

Mr. O’Donnell

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control

Severance Payments	$125,000	$314,375
Accelerated Vesting of Stock Options	$—		$(2)
COBRA Premiums	4,225	8,450

Total	$129,225	$

(1)	For purposes of this analysis, Mr. O’Donnell’s compensation is assumed to be as follows: current base salary equal to $250,000, average cash bonus for 2009 and 2008 of $76,250, and outstanding unvested stock options covering 114,042 shares of our common stock that may accelerate.

(2)	Assumes the date of termination of employment of Mr. O’Donnell was December 31, 2010 and is the product of (a) the number of accelerated shares and (b) the fair market value of our common stock determined as the midpoint of the price range set forth on the cover page of this prospectus, less the exercise price of the accelerated options.

Mr. Jeter

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control

Severance Payments	$125,000	$321,250
Accelerated Vesting of Stock Options	$—		$(2)
COBRA Premiums	13,148	26,295

Total	$138,148	$

(1)	For purposes of this analysis, Mr. Jeter’s compensation is assumed to be as follows: current base salary equal to $250,000, average cash bonus for 2009 and 2008 of $71,250, and outstanding unvested stock options covering 37,230 shares of our common stock that may accelerate.

(2)	Assumes the date of termination of employment of Mr. Jeter was December 31, 2010 and is the product of (a) the number of accelerated shares and (b) the fair market value of our common stock determined as the midpoint of the price range set forth on the cover page of this prospectus, less the exercise price of the accelerated options.

Mr. Barca-Hall

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control

Severance Payments	$122,000	$310,250
Accelerated Vesting of Stock Options	$—		$(2)
COBRA Premiums	12,215	24,430

Total	$134,215	$

(1)	For purposes of this analysis, Mr. Barca-Hall’s compensation is assumed to be as follows: current base salary equal to $244,000 and average cash bonus for 2009 and 2008 of $66,250, and outstanding unvested stock options covering 14,063 shares of our common stock that may accelerate.

(2)	Assumes the date of termination of employment of Mr. Barca-Hall was December 31, 2010 and is the product of (a) the number of accelerated shares and (b) the fair market value of our common stock determined as the midpoint of the price range set forth on the cover page of this prospectus, less the exercise price of the accelerated options.

Mr. Groves

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control

Severance Payments	$112,500	$250,000
Accelerated Vesting of Stock Options	$—		$(2)
COBRA Premiums	9,215	18,430

Total	$121,715	$

(1)	For purposes of this analysis, Mr. Groves’ compensation is assumed to be as follows: current base salary equal to $225,000, average cash bonus for 2009 and 2008 of $[27,948], and outstanding unvested stock options covering 12,527 shares of our common stock that may accelerate.

(2)	Assumes the date of termination of employment of Mr. Groves was December 31, 2010 and is the product of (a) the number of accelerated shares and (b) the fair market value of our common stock determined as the midpoint of the price range set forth on the cover page of this prospectus, less the exercise price of the accelerated options.

Employee Benefit and Stock Plans

The following table provides information as of December 31, 2010 regarding compensation plans under which our equity securities are authorized for issuance:

Number of
	Securities to be	Weighted Average	Number of Securities
	Issued upon	Exercise Price of	Remaining Available
	Exercise of	Outstanding	for Future Issuance
	Outstanding Options,	Options, Warrants	Under Equity
Plan Category	Warrants and Rights	and Rights	Compensation Plans (1)

Equity compensation plans approved by stockholders (2)	3,870,571 (3)	$1.93	163,107
Equity compensation plans not approved by stockholders	—	—	—

Total	3,870,571	$1.93	163,107

(1)	Excludes securities to be issued upon the exercise of outstanding options, warrants and rights.

(2)	Consists of our 1999 Stock Plan.

(3)	Consists of 3,870,571 shares of common stock underlying outstanding options.

2011 Equity Incentive Plan

Our board of directors initially adopted our 2011 Equity Incentive Plan, or 2011 Plan, on February 11, 2010, and approved an amendment to it on          , 2011. The 2011 Plan will become effective on the date of this prospectus. No further grants will be made under our 1999 Stock Plan after this offering. However, the options outstanding under the 1999 Stock Plan will continue to be governed by its existing terms.

Share Reserve

We have reserved 1,632,500 shares of our common stock for issuance under the 2011 Plan. The number of shares reserved for issuance under the 2011 Plan will be increased automatically on January 1 of each year, starting with January 1, 2012, by a number equal to the smallest of:

•	1,250,000 shares;

•	4% of the shares of common stock outstanding at that time; and

•	the number of shares determined by our board of directors.

In general, to the extent that awards under the 2011 Plan are forfeited or lapse without the issuance of shares or shares are reacquired by us, those shares will again become available for awards. All share numbers described in this summary of the 2011 Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a stock split, a stock dividend, or a reverse stock split.

Administration

The compensation committee of our board of directors will administer the 2011 Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards.

Eligibility

Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2011 Plan.

Types of Awards

Our 2011 Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

We generally have granted options to our service providers because we believe that options offer a more powerful long-term incentive than restricted shares, stock appreciation rights or stock units. However, in the future our compensation committee may consider the grant of restricted shares, stock appreciation rights or stock units in appropriate circumstances and use such forms of equity-based compensation in addition to options to align the interests of our service providers with that of our stockholders.

Stock Options and Stock Appreciation Rights

The exercise price for options granted under the 2011 Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of our common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker approved by us;

•	a promissory note, if permitted by the compensation committee and applicable law; or

•	any other form of payment as the compensation committee determines.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock, or a combination of both.

Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also expire at the time determined by the compensation committee, but in no event more than 10 years after they are granted. They generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2011 Plan covering more than 250,000 shares in any fiscal year, except that a new employee may receive options or stock appreciation rights covering up to 750,000 shares in the fiscal year in which his or her employment starts.

Restricted Shares and Stock Units

Restricted shares and stock units may be awarded under the 2011 Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive restricted shares or stock units with performance-based vesting covering more than 250,000 shares in any fiscal year, except that a new employee may receive restricted shares or stock units covering up to 750,000 shares in the year in which his or her employment starts. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Change in Control

The compensation committee may determine that awards granted under the 2011 Plan will vest or will become exercisable (as applicable) on an accelerated basis if we experience a change in control. Awards will be subject to the agreement evidencing a change in control, as described below. Unvested awards (or portions thereof) may be treated in any manner permissible by applicable law, including (without limitation) cancellation for no consideration. Vested options, stock appreciation rights and stock units may be continued by us if we are the surviving corporation or assumed or substituted by the surviving corporation or its parent with new awards. In addition, vested options and stock appreciation rights may be cancelled for consideration equal to the excess of the fair market value of our common stock as of the closing date of the change in control over the exercise price of the awards, and vested stock units may be canceled for a payment equal to the fair market value of our common stock as of the closing date of the change in control.

A change in control includes:

•	a merger or consolidation or any other corporate reorganization or business combination transaction of our company with or into another corporation, entity or person;

•	a sale, transfer or other disposition of all or substantially all of our assets;

•	a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; and

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to us (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of a parent or of a subsidiary of ours).

Amendments or Termination

Our board of directors may amend or terminate the 2011 Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2011 Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

1999 Stock Plan

Our 1999 Stock Plan was adopted by our board of directors and approved by our stockholders on November 12, 1999. The most recent amendment to the 1999 Stock Plan was adopted by our board of directors on February 3, 2011. No further awards will be made under our 1999 Stock Plan after this offering, but options outstanding under the 1999 Stock Plan will continue to be governed by their existing terms.

Share Reserve

We have reserved an aggregate of 9,064,009 shares for issuance under our 1999 Stock Plan. In general, if options granted under our 1999 Stock Plan are canceled or terminated or otherwise forfeited by a 1999 Stock Plan participant, then those option shares will again become available for awards under the 1999 Stock Plan.

Administration

Our board of directors has administered the 1999 Stock Plan before this offering and the compensation committee of our board of directors will administer this plan after this offering. Before this offering, our board of directors and, after this offering, our compensation committee has complete discretion to make all decisions relating to our 1999 Stock Plan.

Eligibility

Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 1999 Stock Plan.

Types of Awards

Our 1999 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	direct awards and sales of shares of our common stock (including restricted shares).

Options

The exercise price for incentive stock options and nonstatutory stock options granted under the 1999 Stock Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using (if permitted by the compensation committee):

•	cash or check;

•	a promissory note;

•	cancellation of indebtedness;

•	shares of common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker designated by us;

•	an irrevocable subscription agreement for the shares;

•	any combination of the above payment methods; or

•	such other consideration and method of payment permitted by applicable law.

In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us.

Share Awards

The purchase price for shares awarded under the 1999 Stock Plan may not be less than 100% of the fair market value of our common stock on the award grant date. Restricted shares vest at the times determined by our board of directors.

Merger, Consolidation or Asset Sale

If we experience a merger, consolidation or asset sale, each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation or a parent or subsidiary of such successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or stock purchase right will terminate upon the consummation of the transaction.

Amendments or Termination

Our board of directors may amend or terminate the 1999 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless such amendment increases the number of shares available for issuance under the 1999 Stock Plan or as otherwise required by applicable law. No further awards will be made under our 1999 Stock Plan after this offering, and the 1999 Stock Plan will automatically terminate on November 12, 2019.

Limitations on Director and Officer Liability and Indemnification

The following description references our certificate of incorporation and bylaws as will be in effect upon completion of this offering. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving a director or executive officer of IronPlanet as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Rule 10b5-1 Sales Plans

We expect that all of our executive officers will enter into stock selling plans in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and our insider trading policy prior to the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of transactions since January 1, 2008, in which we have been a participant, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Transactions with Our Principal Stockholders

Voting Agreement

We are party to a voting agreement, as amended, with certain holders of our common stock and holders of our preferred stock, including holders of more than 5% of our capital stock and their affiliates, that provides for, among other things, certain rights and obligations with respect to the voting of the securities subject to the agreement and certain obligations with respect to the sale of these securities in a transaction involving our change of control.

Pursuant to the voting agreement, the parties agreed to vote any shares of our common stock, and any of our other voting securities held by them, in favor of the election to our board of directors of: one director that Caterpillar Inc. has the right to designate, which director seat is currently held by Stephanie Tilenius; one director that Komatsu America Corp. has the right to designate, which director seat is currently held by Mark J. Rubash; one director designated by entities affiliated with Accel Partners, which director is currently Arthur Patterson; one director designated by Kleiner Perkins Caulfield & Byers, which director is currently Ted Schlein; our chief executive officer, who is currently Gregory J. Owens; and all nominees agreed upon and nominated by a majority of the directors listed above in this sentence, which directors currently are Robert S. Siboni and Robert L. Evans. Following this offering, we expect that Arthur Patterson, Ted Schlein, Gregory J. Owens, Robert S. Siboni, Robert L. Evans, Stephanie Tilenius and Mark J. Rubash will continue to serve as members of our board of directors until their successors are duly elected by the holders of our common stock, but we are under no contractual obligation to retain these individuals as members of our board of directors.

All of the rights and obligations under the voting agreement, including rights to designate directors, automatically terminate upon completion of this offering.

Board Observer Agreement

We are party to a board observer agreement with Komatsu America Corp., a holder of more than 5% of our capital stock. The agreement grants Komatsu America Corp. the right, subject to certain standard limitations, to appoint one non-voting board observer to our board of directors. All rights and obligations under the board observer agreement automatically terminate upon completion of this offering.

Investors’ Rights Agreement

We are party to an investors’ rights agreement, as amended, with certain of our stockholders, including holders of more than 5% of our capital stock and their affiliates. Pursuant to the investors’ rights agreement, among other things, the holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain limitations. For a more detailed description of these rights, see “Description of Capital Stock—Registration Rights.”

Preferred Provider Agreements

We have designated over 80 frequent and high-volume sellers as “preferred providers” and have entered into agreements with such sellers. We typically refer to these agreements as preferred provider agreements. Such agreements include negotiated special volume-based commission rates for the auction sales made or auctions hosted on behalf of the preferred provider. Such commission rates may be at a discount from our published website standard rates, and may vary based on the annual volume of sales that the preferred provider conducts through our auctions. These preferred provider agreements may also provide for the waiver of certain fees, such as lien search or title transfer fees. We have entered into preferred provider agreements with parties affiliated with related parties, as noted below, and unrelated parties.

Two of our preferred providers are currently affiliated with beneficial holders of more than 5% of our capital stock: Caterpillar Financial Services Corporation and its corporate affiliates, or Caterpillar, and Komatsu Financial and its corporate affiliates, or Komatsu. Komatsu America Corp., the beneficial holder of shares of our preferred stock representing approximately 7.4% of our capital stock outstanding as of March 31, 2011, is affiliated with Komatsu. During the year ended December 31, 2010 and the three months ended March 31, 2011, we recorded revenue of approximately $976,000 and $71,000, respectively, from Komatsu, and we expect Komatsu to continue to sell equipment through our marketplace in 2011. Caterpillar, Inc., the beneficial holder of shares of our common stock and shares of our preferred stock representing approximately 9.7% of our capital stock outstanding as of March 31, 2011, is affiliated with Caterpillar. During the year ended December 31, 2010 and the three months ended March 31, 2011, we recorded revenue of approximately $4.7 million and $1.1 million, respectively, from Caterpillar, and we expect Caterpillar to continue to sell equipment through our marketplace in 2010.

The preferred provider agreements we have entered into with Caterpillar and Komatsu reflect the high volumes of business that Caterpillar and Komatsu have conducted with us, and are similar to other preferred provide agreements with unrelated parties in that they provide for seller commission rates that are more favorable than our standard commission rates and the waiver of certain fees for equipment that Caterpillar and Komatsu sell through our marketplace.

Our preferred provider agreement with Komatsu, which uses the same form as our other preferred provider agreements, provides for a single fixed commission rate, which is lower than our standard rates, for any equipment sold during a Featured or Daily Marketplace event, whether on a reserved or unreserved price. While Komatsu pays the standard listing fees applicable to all sellers in our marketplace, we have waived other generally applicable fees, including the lien search fees.

Our preferred provider agreement with Caterpillar provides for a two-tiered commission structure based on the final selling price of the individual piece of equipment, which includes rates lower than our standard rates, for each piece of equipment sold in a Featured or Dailey Marketplace event, whether on a reserved or unreserved price. In addition, the agreement provides for a single fixed commission rate for any equipment sold during a Private Marketplace Event. While Caterpillar pays the standard listing fees applicable to all sellers in our marketplace, we have waived other generally applicable fees, including the lien search and title transfer fees.

Loan and Security Agreement

In January 2011, we entered into a loan and security agreement with FCC Equipment Financing, a wholly-owned subsidiary of Caterpillar, that allows us to borrow up to $7.5 million, subject to certain terms and conditions, including financial covenants, from time to time through April 30, 2012, to facilitate the purchase of equipment to sell in our market place. Borrowings under this agreement are secured by equipment purchases for future sale in our marketplace, and the interest rate on such borrowings is the 90-day LIBOR rate plus 4.75% per year.

Transactions with Our Directors and Executive Officers

Employment Agreements with Our Named Executive Officers/Severance Policy

On February 11, 2010, our board of directors approved employment agreements with each of our named executive officers, that, among other things, provide for certain severance and change of control benefits. These employment agreements superseded and replaced the existing employment offer letters with each of our named executive officers. For a description of these agreements, see “Executive Compensation—Employment Agreements” and “—Potential Payments Upon Termination or Change in Control.”

Also on February 11, 2010, our board of directors also adopted a standard policy for the payment of severance and change in control benefits to our named executive officers. Under this policy, the terms and conditions of which are reflected in their written employment agreements, the rights of our named executive officers with respect to specific events, including an involuntary termination of employment or an involuntary termination in connection with or following a change in control, are established on a uniform basis.

Director Compensation Policy

Effective upon the closing of this offering, the non-employee members of our board of directors shall receive compensation based on our Director Compensation Policy. A description of the cash and equity compensation and expense reimbursement that non-employee members of our board of directors are entitled to receive is contained under the heading “Management—Director Compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we have entered into separate indemnification agreements with each of our directors and executive officers. A general description of these provisions is contained under the heading, “Management—Limitations on Director and Officer Liability and Indemnification.”

Transactions with Our Chief Executive Officer, Gregory J. Owens

On November 8, 2007, we loaned Gregory J. Owens, our chief executive officer, $821,571 pursuant to a secured promissory note dated November 8, 2007. To secure payment of the note, Mr. Owens granted us a security interest in 838,338 shares of our common stock (as adjusted for stock splits, consolidations and the like). The secured promissory note provided that the unpaid principal amount of the loan bore interest at 4.39% per year. All loans were repaid by Mr. Owens in full, and the secured promissory note was cancelled, in February 2010.

Since January 1, 2008, we have paid approximately $235,000 in the aggregate for our use, for business purposes, of a hunting plantation of which Mr. Owens is the sole proprietor.

Transactions with Our Senior Vice President, Engineering and Chief Technology Officer, Jeffrey L. Barca-Hall

On March 10, 2000, we loaned Jeffrey L. Barca-Hall, our senior vice president of engineering and chief technology officer, $33,150 to purchase shares of our common stock pursuant to an early exercise notice and restricted stock purchase agreement between us and Mr. Barca-Hall dated March 10, 2000. The promissory note provided that the unpaid principal amount of the loan bore interest at 6.69% per annum. We also loaned Mr. Barca-Hall $15,000 and $5,000 on March 30, 2001 and June 30, 2001, respectively, pursuant to promissory notes that bear interest at 6.69% per year. On September 8, 2004, we extended the maturity date of the March 2000 promissory note in exchange for the release of potential claims Mr. Barca-Hall may have against us. In addition, in March 2007, our board of directors approved the forgiveness of a promissory note with a principal amount of $45,000, previously assigned to us in 2003 from Mr. Barca-Hall’s former employer. All remaining loans were repaid by Mr. Barca-Hall in full, and the respective promissory notes were cancelled, in February 2010.

Transactions with Our Former Executive Officers

On July 8, 2008, we entered into a separation agreement with our former chief operating officer, William Coleman. Mr. Coleman tendered his resignation effective on July 8, 2008. Pursuant to the separation agreement, Mr. Coleman was paid a cash severance totaling $149,333, less all applicable withholdings, and was reimbursed for COBRA premiums for Mr. Coleman and his eligible dependents through and until April 1, 2009. In exchange for the severance payment and other benefits, Mr. Coleman provided a release of potential claims Mr. Coleman may have against us. Mr. Coleman continues to be bound by an agreement to observe and maintain the confidentiality of all of our confidential and proprietary information.

On March 11, 2010, we repurchased 633,542 shares of Series A-1 convertible preferred stock from Reza Bundy Saadlou, our former president and chairman and a significant stockholder. We repurchased these shares at a price of $0.10 per share, for an aggregate repurchase price of $63,354, pursuant to rights embodied in a June 2001 separation agreement and mutual release with Mr. Saadlou. On April 2, 2010, Mr. Saadlou filed suit against us in Alameda County Superior Court in California, alleging that we did not have the right to repurchase such shares and seeking damages. On April 23, 2010, we filed a demand for arbitration and a motion to stay the litigation, which was granted on June 25, 2010. This matter is proceeding to an arbitration governed by the rules of the American Arbitration Association, which is currently scheduled for the fourth quarter of 2011.

Policies and Procedures for Related Party Transactions

We do not currently have a formal, written policy or procedure for the review and approval of related party transactions; however, all related party transactions are currently reviewed and approved by our audit committee.

Effective at the closing of this offering, our audit committee charter provides that our audit committee shall have the authority to approve any related party transactions. All of our directors, officers and employees will be required to report to the audit committee any related party transaction prior to entering into the transactions.

We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by our audit committee, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents the beneficial ownership of our capital stock as of March 31, 2011, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our voting securities;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days of March 31, 2010, are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

Percentage of ownership is based on 22,436,962 shares of common stock outstanding as of March 31, 2011, and           shares outstanding after this offering, assuming no exercise of the underwriters’ overallotment option. The table below assumes the conversion of all shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o IronPlanet, Inc., 4695 Chabot Drive, Suite 102, Pleasanton, California 94588.

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering
	Number			Number
	of Shares			of Shares
	Beneficially		Shares Being	Beneficially
	Owned	Percent	Offered	Owned	Percent

Greater than 5% Stockholders:
Entities affiliated with Accel Partners (1)	4,317,144	19.24%
428 University Ave. Palo Alto, California 94301
Caterpillar Inc.	2,166,667	9.66
2120 West End Ave. Nashville, Tennessee 37230
Komatsu America Corp.	1,666,667	7.43
440 N. Fairway Dr. Vernon Hills, Illinois 60061
KPCB Holdings, Inc., as nominee (2)	4,317,144	19.24
2750 Sand Hill Rd. Menlo Park, California 94025
Gregory J. Owens (3)	1,212,961	5.31
Reza Bundy Saadlou (4)	1,797,353	8.01
21 Market St. Venice, California 90291
Executive Officers and Directors:
Gregory J. Owens (3)	1,212,961	5.31%
Michael J. O’Donnell (5)	143,134	*
James J. Jeter (6)	142,509	*

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering
	Number			Number
	of Shares			of Shares
	Beneficially		Shares Being	Beneficially
	Owned	Percent	Offered	Owned	Percent

Jeffrey L. Barca-Hall (7)	351,081	1.56
Michael D. Groves (8)	120,924	*
Robert L. Evans (9)	10,312	*
Arthur Patterson (1)	4,317,144	19.24
Mark J. Rubash (10)	8,333	*
Ted Schlein (2)	4,317,144	19.24
Roger S. Siboni (11)	13,750	*
Stephanie Tilenius (12)	8,333	*
All executive officers and directors as a group (11 persons)	10,645,625	47.45%
Other Selling Stockholders:

*	Indicates beneficial ownership of less than 1%.

(1)	Includes 2,970,195 shares held by Accel VII L.P., 742,549 shares held by Accel Internet Fund III L.P., 388,543 shares held by Accel Investors ‘99 L.P. and 215,857 shares held by ACP Family Partnership L.P. Accel VII Associates L.L.C. is the General Partner of Accel VII L.P. and has the sole voting and investment power. James W. Breyer, Arthur C. Patterson, Theresia Gouw Ranzetta, James R. Swartz and J. Peter Wagner are the Managing Members of Accel VII Associates L.L.C. and share such powers. Accel Internet Fund III Associates L.L.C. is the General Partner of Accel Internet Fund III L.P. and has the sole voting and investment power. James W. Breyer, Arthur C. Patterson, Theresia Gouw Ranzetta, James R. Swartz and J. Peter Wagner are the Managing Members of Accel Internet Fund III Associates L.L.C. and share such powers. James W. Breyer, Arthur C. Patterson, Theresia Gouw Ranzetta, James R. Swartz and J. Peter Wagner are the General Partners of Accel Investors ‘99 L.P. and therefore share the voting and investment powers. ACP Family Partnership L.P. is a partnership for the benefit of the family of Arthur C. Patterson. Arthur C. Patterson does not control ACP Family Partnership L.P., but its beneficiaries are members of his household. Each general partner or managing member disclaims beneficial ownership except to the extent of their pecuniary interest therein.

(2)	Includes 3,356,148 shares held by Kleiner Perkins Caufield & Byers IX-A, LP. and 103,611 shares held by Kleiner Perkins Caufield & Byers IX-B, L.P. and 24,685 shares beneficially held by the Schlein Family Trust dated April 4, 1999, whose trustee is Mr. Schlein. Excludes in the case of Mr. Schlein, 832,700 shares held by other individual managers and other entities and individuals affiliated with Kleiner Perkins Caufield & Byers as to which Mr. Schlein does not have voting or dispositive power. Mr. Schlein, who is a member of the board of directors, is a manager and general partner of the Kleiner Perkins Caufield & Byers funds and has shared voting and investment power over these shares. Shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. Mr. Schlein disclaims beneficial ownership of any of these shares held by the aforementioned entities except to the extent of his pecuniary interest therein.

(3)	Includes 100,000 shares held by the Gregory J. Owens Grantor Annuity Trust, and options to purchase 407,623 shares of our common stock exercisable within 60 days of March 31, 2011.

(4)	Information with respect to Mr. Saadlou’s holdings has been drawn solely from our existing stock ledger, which does not reflect whether Mr. Saadlou has sole or shared voting or investment power with respect to some or all of these shares. Moreover, Mr. Saadlou has contested our repurchase of 633,542 shares on March 11, 2010 and claims to be the beneficial owner of 633,542 shares which are not included in Mr. Saadlou’s holdings in the table above. Please see “Certain Relationships and Related Transactions” and the risk factor on page 18 with respect to the repurchase dispute that could affect the shares listed in this table as beneficially owned by Mr. Saadlou and our outstanding shares.

(5)	Includes 133,134 shares of our common stock subject to options that are exercisable within 60 days of March 31, 2011.

(6)	Includes 117,509 shares of our common stock subject to options that are exercisable within 60 days of March 31, 2011.

(7)	Includes 133,281 shares of our common stock subject to options that are exercisable within 60 days of March 31, 2011.

(8)	Includes 54,835 shares of our common stock subject to options that are exercisable within 60 days of March 31, 2011.

(9)	Includes 10,312 shares of our common stock subject to options that are exercisable within 60 days of March 31, 2011.

(10)	Includes 8,333 shares of our common stock subject to options that are exercisable within 60 days of March 31, 2011.

(11)	Includes 13,750 shares of our common stock subject to options that are exercisable within 60 days of March 31, 2011. Excludes 103,611 shares held by Kleiner Perkins Caufield & Byers IX-B, L.P., or KPBC IX-B. Mr. Siboni is a limited partner in KPCB IX-B; however, Mr. Siboni does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(12)	Includes 8,333 shares of our common stock subject to options that are exercisable within 60 days of March 31, 2011.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our certificate of incorporation, will consist of 100,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will be in effect upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of March 31, 2011, there were 22,436,962 shares of common stock held of record by approximately 218 stockholders after giving effect to the conversion of our preferred stock into common stock. There will be           shares of common stock outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered by this prospectus. Prior to this offering, there has not been a public market for our common stock.

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and no holder has cumulative voting rights.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. We have not present plans to issue any shares of preferred stock.

Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

Pursuant to the automatic conversion provision of our certificate of incorporation, all outstanding shares of preferred stock will be converted to common stock on a one-for-one basis upon the completion of any public offering with aggregate gross proceeds to us of not less than $20 million (prior to underwriting discounts and commissions) and a per-share price to the public of not less than $12.00 per share. This offering will trigger such an automatic conversion. We currently have no plans to issue any other shares of preferred stock.

Warrants

The following table shows the outstanding warrants to purchase shares of our capital stock as of March 31, 2011. After completion of this offering, these warrants will remain outstanding and may be exercised at any time prior to their respective termination dates, except as described in note 2 to the table below. The following description of the terms of the warrants outstanding is intended as a summary only and is qualified in their entirety by reference to the warrants filed as exhibits to the registration statement, of which this prospectus forms a part.

	Class of Stock Subject			Shares Subject		Exercise Price
Name of Holder	to Warrant (1)	Date of Issuance	Date of Termination	to Warrant		Per Share

Ring Power Corporation	Series C convertible preferred stock	August 28, 2008	June 30, 2014	125,000	(2)	$8.00
Ring Power Corporation	Series C convertible preferred stock	August 28, 2008	June 13, 2014	125,000	(2)	8.00
Empire Southwest, LLC	Series C convertible preferred stock	June 30, 2009	June 30, 2014	25,000	(3)	8.00
Empire Southwest, LLC	Series C convertible preferred stock	June 30, 2009	June 30, 2014	25,000	(3)	9.00
Comdisco, Inc.	Series A convertible preferred stock	April 19, 2000	(4)	10,943		3.655

(1)	After the completion of this offering, exercisable for shares of our common stock.

(2)	Each of the two warrants issued to Ring Power Corporation, or Ring Power, became exercisable upon the listing by Ring Power of certain volumes of equipment in our marketplace. Ring Power has listed a sufficient amount of equipment in our marketplace to become 100% vested in its warrants.

(3)	Each of the two warrants issued to Empire Southwest, LLC, or Empire, becomes exercisable upon the listing by Empire of certain volumes of equipment in our marketplace. With respect to the first warrant, Empire has listed a sufficient amount of equipment in our marketplace to become vested in 50% of the shares, but did not become vested in the remaining 50% of the shares. With respect to the second warrant, Empire did not list a sufficient amount of equipment in our marketplace to become vested in 50% of the shares, and it will be determined in the third quarter of 2011 whether Empire becomes vested in the remaining 50% of the shares.

(4)	Terminates on the fifth anniversary of this offering.

Registration Rights

We have entered into an investors’ rights agreement dated as of August 28, 2008, as amended, with certain holders of our common stock and preferred stock. Subject to the terms of this agreement, holders of 11,134,289 shares of our capital stock have demand registration rights and can demand we file a registration statement. In addition, holders of 1,797,353 shares of our capital stock have certain piggyback registration rights and can request that their shares be covered by a registration statement that we otherwise file. The following description of the terms of the investors’ rights agreement is intended as a summary only and is qualified in its entirety by reference to the investors’ rights agreement filed as an exhibit to the registration statement, of which this prospectus forms a part.

Demand Registration Rights

After the completion of this offering, the holders of 11,134,289 shares of our common stock will be entitled to demand registration rights. At any time beginning on the earlier of August 28, 2010 and six months after the consummation of this offering, the holders of at least a majority of these shares can, on not more than two occasions, request that we register the offer and sale of all or a portion of their shares, subject to customary conditions and limitations. We will not be required to effect a demand registration (1) if two demand registrations have previously been made effective, (2) during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of our securities or (3) if the demand is with respect to shares the offer and sale of which may be registered immediately on a registration statement on Form S-3 as described below under “—Form S-3 Registration Rights.”

Piggyback Registration Rights

All parties to the investors’ rights agreement have piggyback registration rights. Under these provisions, after the completion of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act, either for our own account or for the account of other stockholders, these stockholders have the right to include their shares in the registration statement, subject to certain marketing and other limitations. Piggyback registration rights will not apply to this offering. In addition, the underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in a registration statement.

Form S-3 Registration Rights

After the completion of this offering, the holders of 11,134,289 shares of our common stock will be entitled to certain Form S-3 registration rights. Subject to certain limitations, the holders of at least 30% of these shares can make a written request that we register the offer and sale of their shares on Form S-3, if Form S-3 is available to us, provided the aggregate price to the public of the shares offered is at least $500,000. Stockholders who have these rights may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period or during the six months following the effectiveness of a registration statement covering the sale of our securities solely for cash.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above.

In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, after the earliest of (1) the third anniversary of this offering, (2) the end of a three-month period during which Rule 144 of the Securities Act or a similar exemption is available for the sale of all of such stockholder’s shares and (3) the date on which such holder’s shares covered by the investors’ rights agreement constitute less than 2% of our outstanding voting stock.

In addition, pursuant to the investors’ rights agreement, subject to certain limitations, each stockholder that has registration rights has agreed that, to the extent requested by us and the underwriters, such stockholder will not sell or otherwise dispose of any securities for a period of up to 180 days.

Effect of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Certificate of Incorporation and Bylaws to Be in Effect Upon the Completion of this Offering

Our certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our certificate of incorporation and bylaws will require a 66 2/3% stockholder vote for the removal of a director without cause or the rescission, alteration, amendment or repeal of the bylaws by stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring unsolicited takeover attempts or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options Upon Change of Control

Generally, under our 1999 Stock Plan and 2010 Equity Incentive Plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to accelerate vesting of options outstanding under such plans.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations on Liability and Indemnification

See “Executive Compensation—Limitations on Director and Officer Liability and Indemnification.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company LLC.

NASDAQ Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “IRON.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on The NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock following this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of this offering, based on our shares outstanding as of March 31, 2011, and after giving effect to the conversion of all shares of outstanding preferred stock, we will have          shares of common stock outstanding (or           shares of common stock if the underwriters exercise their overallotment option in full). All of the shares sold in this offering will be freely tradable without restriction or registration under the Securities Act, except for shares purchased by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders. The remaining shares of common stock held by existing stockholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under the Securities Act, inclusion exemptions provided by Rule 144 and Rule 701, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (or shares assuming exercise by the underwriters of their overallotment option in full), based on the number of shares of common stock outstanding as of March 31, 2011; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2011, 6,159,699 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the underwriters to release all or any portion of these shares from the lock-up agreements.

Lock-Up Agreements

We, our directors and officers, the selling stockholders and a substantial majority of the other holders of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, other than the shares which the selling stockholders may sell in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of the J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180-day period, after the date of this prospectus. These agreements are described below under the section captioned “Underwriting.”

J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately 15,853,082 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market. If that occurs, the market price of our common stock could be adversely affected.

Stock Options

As of March 31, 2011, options to purchase a total of 4,825,939 shares of common stock pursuant to our 1999 Stock Plan were outstanding, of which 2,717,458 were exercisable. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to the 1999 Stock Plan and shares outstanding or reserved for issuance under our 2011 Equity Incentive Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets. As a result, shares issued pursuant to such plans after the effectiveness of the registration statement will be freely tradable in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up or market stand-off agreements.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	real estate investment trusts or regulated investment companies;

•	certain former citizens or long-term residents of the U.S.;

•	persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction; or

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state or political subdivision thereof, or the District of Columbia;

•	a partnership (or other entity treated as a partnership for U.S. federal income tax purposes);

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.);

•	you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Internal Revenue Code.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification (i) that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the U.S. Secretary of Treasury. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Needham & Company, LLC

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to           additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is $      per share. The following table shows the per share and total underwriting discounts assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$	$	$
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts, will be approximately $      .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and our officers, directors and a substantial majority all of our holders of equity securities have agreed that, without the prior written consent of the representatives, for a period of 180 days after the date of this prospectus, we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by officers, directors and holders of equity securities in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), publicly disclose the intention to make any offer, sale, pledge or disposition, or, in our case, file or publicly disclose the intention to file a registration statement relating to any such shares or securities, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities (regardless of whether any of these transactions are to be settled by the delivery of common stock or such other securities, in cash or otherwise), or (3) in the case of our officers, directors and holders of our equity securities, make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The foregoing restrictions shall not apply to (A) in each case, the shares to be sold pursuant to the underwriting agreement, (B) in our case, (i) any shares of stock issued upon the exercise of options granted under our equity incentive plans, (ii) the issuance of securities in connection with the acquisition by us or any of our subsidiaries of the securities, businesses, property or other assets of another person or entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition, (iii) the issuance of securities in connection with joint ventures, commercial relationships, or other strategic transactions; provided that, in the case of clauses (ii) and (iii), (x) the aggregate number of shares issued in all such acquisitions and transactions does not exceed 5% of our outstanding common stock following this offering, and (y) each person to whom such shares are issued executes a lock-up letter (C) in the case of our officers, directors and holders of our equity securities, (i) shares acquired from the underwriters or in the public market after the close of our initial public offering, (ii) shares transferred as part of a bona fide gift or gifts, (iii) transfers to any immediate family of such person, (iv) transfers to any trustee for the direct or indirect benefit of such person or the immediate family of such person, (v) transfers that occur by operation of law, including a qualified domestic order, (vi) distributions to limited partners, members or stockholders of such person, or (vii) to such person’s affiliates or to any investment fund or other entity controlled or managed by such person, provided that in the case of any transfer or distribution pursuant to clauses (ii) through (vii), each donee, trustee, distributee or transferee, as the case may be, shall execute and deliver to the representatives a lock-up letter, and no filing by any party (donor, donee, grantor, trustee, distributor, distributee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period referred to above), and (viii) the establishment of a trading plan pursuant to Rule 10b5-1(c) under the Securities Exchange of 1934, as amended, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 180-day restricted period.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the foregoing, in no event will the lock-up period extend beyond 214 days after the effective date of this registration statement.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “IRON.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (or each a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running mangers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to certain of our key selling customers, other persons associated with us, and associates of our officers and directors at the initial public offering price through a directed share program. The number of shares available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

LEGAL MATTERS

Orrick, Herrington & Sutcliffe LLP, Menlo Park, California, which has acted as our counsel in connection with this offering, will pass on the validity of the common stock being offered by this prospectus. Certain partners of Orrick, Herrington & Sutcliffe, LLP hold shares of our common stock and shares of our common stock to be issued upon conversion of our Series A Preferred Stock. The underwriters are represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. The description of each such document is qualified by its reference.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.ironplanet.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically file with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

Board of Directors
IronPlanet, Inc.

We have audited the accompanying consolidated balance sheets of IronPlanet, Inc. and its subsidiaries (the “Company”) (a Delaware Corporation) as of December 31, 2009 and 2010 and the related consolidated statements of operations, convertible preferred stock, stockholders’ deficit and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IronPlanet, Inc. and its subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

San Francisco, California
May 13, 2011

The foregoing auditor’s report is in the form that will be signed upon consummation of the reverse stock split described in the last paragraph of Note 1 to the financial statements.

/s/ GRANT THORNTON LLP

San Francisco, California
June 21, 2011

IRONPLANET, INC.

CONSOLIDATED BALANCE SHEETS

				Pro Forma
	December 31,		March 31,	March 31,
	2009	2010	2011	2011
			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$30,401,651	$17,860,795	$36,848,788	$36,848,788
Accounts receivable, net of allowance for doubtful account of $160,174, $180,282 and $200,900 as of December 31, 2009, 2010 and March 31, 2011	3,074,783	2,047,732	18,928,539	18,928,539
Accounts receivable - related party	806,692	175,701	614,489	614,489
Prepaid expenses and other current assets	4,994,210	5,758,076	5,754,373	5,754,373
Seller advances and note receivable	46,043	13,823,492	10,158,824	10,158,824
Inventory	5,830,220	10,714,311	2,789,189	2,789,189
Deferred tax assets	885,452	589,812	589,812	589,812

Total current assets	46,039,051	50,969,919	75,684,014	75,684,014
Fixed assets, net	2,563,160	2,684,561	2,622,344	2,622,344
Goodwill	170,449	170,449	170,449	170,449
Deposits and other assets	244,307	23,034	14,645	14,645
Deferred tax assets, net	8,269,676	5,023,240	5,023,240	5,023,240

Total assets	$57,286,643	$58,871,203	$83,514,692	$83,514,692

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$553,600	$956,552	$836,211	$836,211
Accrued liabilities	3,337,260	5,250,977	7,277,802	6,571,458
Customer deposits	1,770,145	2,284,124	2,382,248	2,382,248
Marketplace payables	11,029,619	12,093,343	37,026,713	37,026,713
Marketplace payables - related party	5,456,272	6,018,939	3,686,765	3,686,765

Total current liabilities	22,146,896	26,603,935	51,209,739	50,503,395
Accrued sales and use tax	1,952,817	1,275,744	1,340,993	1,340,993

Total liabilities	24,099,713	27,879,679	52,550,732	51,844,388

Commitments and contingencies (Note 6)
Convertible preferred stock, par value $0.001, issuable in series:
21,250,000 authorized shares, 18,156,816, 17,523,274 and 17,523,274 shares issued and outstanding as of December 31, 2009, 2010 and March 31, 2011 (unaudited), respectively; no shares issued or outstanding proforma (unaudited); aggregate liquidation value of $54,657,255 as of December 31, 2010 and March 31, 2011 (unaudited)	52,340,862	52,277,508	52,277,508	—

Stockholders’ equity (deficit):
Common stock and additional paid-in capital, par value $0.001:
36,750,000 authorized shares, 4,347,429, 4,894,115 and 4,913,688 shares issued and outstanding as of December 31, 2009, 2010 and March 31, 2011 (unaudited), respectively; 22,436,962 shares issued and outstanding pro forma (unaudited)	5,269,316	9,241,006	9,812,229	62,796,081
Accumulated other comprehensive income (loss)	31,393	(358,356)	(64,160)	(64,160)
Accumulated deficit	(24,454,641)	(30,168,634)	(31,061,617)	(31,061,617)

Total stockholders’ equity (deficit)	(19,153,932)	(21,285,984)	(21,313,548)	31,670,304

Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	$57,286,643	$58,871,203	$83,514,692	$83,514,692

The accompanying notes are an integral part of these consolidated financial statements.

IRONPLANET, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Revenue	$27,460,657	$44,208,557	$52,192,031	$13,590,984	$16,008,274
Revenue - related party	7,528,398	10,465,839	6,366,675	2,616,809	1,678,072

Total revenue	34,989,055	54,674,396	58,558,706	16,207,793	17,686,346
Cost of revenue	7,507,643	11,978,865	13,871,829	3,495,890	3,939,431

Gross profit	27,481,412	42,695,531	44,686,877	12,711,903	13,746,915

Operating expenses:
Sales and marketing	16,991,377	23,889,971	30,825,101	7,798,187	9,959,705
Technology	1,691,954	2,780,663	2,429,419	929,887	650,335
General and administrative	7,025,926	10,865,262	10,598,722	3,410,554	3,294,938

Total operating expenses	25,709,257	37,535,896	43,853,242	12,138,628	13,904,978

Income (loss) from operations	1,772,155	5,159,635	833,635	573,275	(158,063)
Interest income	413,061	64,267	32,297	1,921	108,268
Other non-operating expense	(21,000)	(1,071,693)	(2,801,687)	(551,324)	(236,248)

Income (loss) before taxes	2,164,216	4,152,209	(1,935,755)	23,872	(286,043)
Income tax provision (benefit)	312,920	(8,695,948)	3,778,238	451,943	606,940

Net income (loss)	$1,851,296	$12,848,157	$(5,713,993)	$(428,071)	$(892,983)

Net income (loss) per share:
Basic	$0.63	$3.94	$(1.29)	$(0.11)	$(0.19)

Diluted	$0.08	$0.54	$(1.29)	$(0.11)	$(0.19)

Weighted average shares outstanding:
Basic	2,960,735	3,260,423	4,414,436	3,918,143	4,790,396

Diluted	21,981,068	23,723,799	4,414,436	3,918,143	4,790,396

Pro forma net income (loss) per share of common stock (unaudited):
Basic			$(0.26)		$(0.04)

Diluted			$(0.26)		$(0.04)

Weighted average common shares used in computing proforma net income (loss) per share of common stock (unaudited):
Basic			22,052,094		22,313,670

Diluted			22,052,094		22,313,670

The accompanying notes are an integral part of these consolidated financial statements.

IRONPLANET, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME (LOSS)

						Accumulated
	Convertible		Common Stock and			Other	Total
	Preferred Stock		Additional Paid-in Capital		Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Deficit	Income (Loss)	Deficit
Balances at December 31, 2007	17,706,816	$48,394,796	3,552,708	$2,098,843	$(39,154,094)	$—	$(37,055,251)
Issuance of common stock for cash upon the exercise of stock options	—	—	390,417	245,880	—	—	245,880
Issuance of Series C convertible preferred stock for cash, net of issuance costs	325,000	2,946,066	—	—	—	—	—
Stock-based compensation expense	—	—	—	390,160	—	—	390,160
Comprehensive income:
Net income	—	—	—	—	1,851,296	—	1,851,296
Foreign currency translation adjustments	—	—	—	—	—	(16,716)	(16,716)

Comprehensive income							1,834,580

Balances at December 31, 2008	18,031,816	51,340,862	3,943,125	2,734,883	(37,302,798)	(16,716)	(34,584,631)
Issuance of common stock for cash upon the exercise of stock options	—	—	404,304	307,543	—	—	307,543
Issuance of Series C convertible preferred stock for cash	125,000	1,000,000	—	—	—	—	—
Stock-based compensation expense	—	—	—	2,226,890	—	—	2,226,890
Comprehensive income:
Net income	—	—	—	—	12,848,157	—	12,848,157
Foreign currency translation adjustments	—	—	—	—	—	48,109	48,109

Comprehensive income							12,896,266

Balances at December 31, 2009	18,156,816	52,340,862	4,347,429	5,269,316	(24,454,641)	31,393	(19,153,932)
Issuance of common stock for cash upon the exercise of stock options	—	—	546,686	1,494,221	—	—	1,494,221
Repurchase of preferred stock	(633,542)	(63,354)	—	—	—	—	—
Stock-based compensation expense	—	—	—	2,477,469	—	—	2,477,469
Comprehensive loss:
Net loss	—	—	—	—	(5,713,993)	—	(5,713,993)
Foreign currency translation adjustments	—	—	—	—	—	(389,749)	(389,749)

Comprehensive loss							(6,103,742)

Balances at December 31, 2010	17,523,274	52,277,508	4,894,115	9,241,006	(30,168,634)	(358,356)	(21,285,984)
Issuance of common stock for cash upon the exercise of stock options (unaudited)	—	—	32,083	78,281	—	—	78,281
Net share settlement of stockholder note receivable	—	—	(12,510)	—	—	—	—
Stock-based compensation expense (unaudited)	—	—	—	492,942	—	—	492,942
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	(892,983)	—	(892,983)
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	294,196	294,196

Comprehensive loss (unaudited)							(598,787)

Balance at March 31, 2011 (unaudited)	17,523,274	$52,277,508	4,913,688	$9,812,229	$(31,061,617)	$(64,160)	$21,313,548

The accompanying notes are an integral part of these consolidated financial statements.

IRONPLANET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Cash flows from operating activities:
Net income (loss)	$1,851,296	$12,848,157	$(5,713,993)	$(428,071)	$(892,983)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	508,046	846,671	1,159,722	285,276	323,052
Stock-based compensation expense	390,160	2,226,890	2,477,469	1,172,283	492,942
Deferred taxes	—	(9,155,128)	3,554,620	—	—
Loss on disposal of property	—	—	24,765	—	4,108
Performance warrants	—	181,400	315,562	332,500	209,381
Changes in operating assets and liabilities:
Accounts receivable	(985,302)	(1,916,355)	556,565	(1,906,044)	(16,715,303)
Accounts receivable-related party	304,717	(612,313)	630,991	(26,747)	(438,788)
Prepaid expenses and other current assets	(562,388)	(3,786,579)	(689,906)	(2,595,257)	257,271
Seller advances and note receivable	(292,230)	356,567	(13,777,449)	402,991	3,664,668
Inventory	55,105	(5,517,065)	(4,994,601)	4,999,706	8,007,808
Deposits and other assets	(58,154)	48,089	220,975	30,443	8,405
Accounts payable	985,648	(995,530)	628,614	683,546	(107,340)
Accrued liabilities	691,802	811,661	1,394,202	2,297,865	1,821,271
Customer deposits	345,941	400,930	511,601	136,188	88,977
Marketplace payables	6,886,959	1,261,632	2,553,748	8,012,197	24,668,538
Marketplace payables-related party	1,856,253	2,335,725	(562,667)	(2,034,872)	(2,332,175)
Deferred revenue	(364,902)	(91,119)	—	—	—
Accrued sales and use tax	(14,125)	479,839	(677,073)	73,729	90,141

Net cash provided by (used in) operating activities	11,598,826	(276,528)	(12,386,855)	11,435,733	19,149,973
Cash flows from investing activities:
Purchases of property and equipment	(1,444,279)	(1,656,691)	(1,291,386)	(218,350)	(254,652)

Net cash used in investing activities	(1,444,279)	(1,656,691)	(1,291,386)	(218,350)	(254,652)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	2,946,066	1,000,000	—	—	—
Repurchase of convertible preferred stock	—	—	(63,354)	(63,354)	—
Proceeds from exercise of employee stock options	245,880	307,543	1,631,150	1,263,041	26,933

Net cash provided by financing activities	3,191,946	1,307,543	1,567,796	1,199,687	26,933
Effect of exchange rate changes on cash and cash equivalents	(16,716)	59,727	(430,411)	(182,475)	65,739

Net increase (decrease) in cash and cash equivalents	13,329,777	(565,949)	(12,540,856)	12,234,595	18,987,993
Cash and cash equivalents at beginning of year	17,637,823	30,967,600	30,401,651	30,401,651	17,860,795

Cash and cash equivalents at end of year	$30,967,600	$30,401,651	$17,860,795	$42,636,246	36,848,788

Supplemental disclosure of cash flow information:
Income taxes paid	$436,557	$284,440	$422,650	$40,219	$101,923

The accompanying notes are an integral part of these consolidated financial statements.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2009 and 2010,
and the three months ended March 31, 2010 and 2011 (unaudited)

NOTE 1 –	THE COMPANY AND BASIS OF PRESENTATION

Organization and Description of Business

IronPlanet, Inc. (the “Company”) was incorporated in Delaware on January 6, 1999. The Company’s principal business is the operation of a marketplace for the buying and selling of used heavy equipment (e.g., construction, mining, forestry, agricultural equipment and related peripheral items) via online marketplace events. In addition, the Company provides a physical inspection service for equipment listed in its marketplace.

In May 2007, the Company established a wholly-owned subsidiary in Australia, IronPlanet Pty Limited. The purpose of this subsidiary is to develop and operate a used heavy equipment online marketplace in Asia-Pacific. The first Asia-Pacific marketplace event was conducted in February 2008.

In March 2008, the Company established a wholly-owned subsidiary in Georgia, IronPlanet Real Estate LLC. The purpose of the subsidiary is to develop an online real estate marketplace business. This subsidiary had minimal business activity during 2008, 2009 and 2010.

In July 2008, the Company established a wholly-owned subsidiary in Ireland, IronPlanet Limited. The purpose of this subsidiary is to develop and operate a used heavy equipment online marketplace in Europe. The first European marketplace event was conducted in January 2009.

In November 2010, the Company established IronPlanet Middle East, LLC, a wholly-owned subsidiary of IronPlanet Limited, headquartered in Dubai, United Arab Emirates (the “U.A.E.”). The purpose of this subsidiary is to develop and operate an online marketplace for used heavy equipment in certain U.A.E. territories. The first U.A.E. marketplace event was conducted in February 2011.

In December 2010, the Company established IronPlanet Motors, LLC, a wholly-owned subsidiary, whose purpose is to develop and operate an online marketplace for used automobiles, trucks, and powersports equipment. The first IronPlanet Motors marketplace event was conducted in January 2011.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reverse Stock Split

On May 27, 2010, the Company’s board of directors approved a 1-for-2 reverse stock split of the Company’s common stock and preferred stock to be effected prior to the effectiveness of the Company’s initial public offering. All shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Applicable Accounting Guidance

Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative non-governmental accounting principles generally accepted in the United States of America (“U.S. GAAP”) as found in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions, and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. The Company’s management regularly assesses these estimates which primarily affect revenue recognition, the valuation of accounts receivable, accruals for sales and use taxes, common

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

stock, stock options and the valuation allowances associated with deferred tax assets. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2011, the consolidated statements of operations and of cash flows for the three months ended March 31, 2010 and 2011 and the consolidated statement of stockholders’ equity and comprehensive income (loss) for the three months ended March 31, 2011 are unaudited. The unaudited condensed interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2010 and 2011. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other interim period of for any other future year.

Unaudited Pro Forma Stockholders’ Equity

If an initial public offering is consummated that results in the automatic conversion of the Company’s convertible preferred stock, as described in Note 6, all of the convertible preferred stock outstanding will automatically convert into 17,523,274 shares of common stock based on the number of shares of convertible preferred stock outstanding at March 31, 2011. The unaudited pro forma balance sheet information at March 31, 2011 gives effect to the automatic conversion of all outstanding shares of convertible preferred stock to common stock.

Convertible Preferred Stock and Warrants

The holders of the outstanding shares of convertible preferred stock do not have stated redemption rights; however, the rights and preferences of the convertible preferred stock provide for a deemed liquidation of the shares in the event of a sale of all or substantially all of the Company’s assets, the merger or consolidation of the Company, or upon the sale of more than 50% of the voting power of the Company. The holders of the Series A, B and C convertible preferred stock control a majority of the voting power of the Company’s capital stock and have the right to designate a majority of the members of the board of directors. As a result, the holders of these preferred shares could force a change in control that would trigger the liquidation of all series of convertible preferred stock. Such deemed liquidation could occur outside of the control of the Company’s common stockholders, and accordingly, all shares of convertible preferred stock have been presented outside of permanent equity in the accompanying consolidated balance sheets for all periods presented.

In addition, freestanding warrants related to shares that are presented outside of permanent equity are classified with accrued liabilities on the Company’s consolidated balance sheets. The convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other non-operating expense in the accompanying consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of: (1) the exercise or expiration of the warrants and (2) the completion of a liquidity event, including the completion of an initial public offering, at which time all convertible preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to additional paid-in capital.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair market value. At times, cash deposits with banks may exceed federally insured limits. Cash held with foreign institutions amounted to $665,369, $463,732, and $2,015,266 as of December 31, 2009, 2010 and March 31, 2011, respectively.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of demand deposit accounts, money market accounts, and trade accounts receivable.

The Company provides its services on a credit basis. Accounts receivable are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The Company generally does not require collateral from its customers other than nominal deposits. The Company had two customers that each accounted for 11% of accounts receivable at December 31, 2009, and one customer that accounted for 12% of accounts receivable as of December 31, 2010. No single customer accounted for over 10% of accounts receivable as of March 31, 2011.

Revenue

Revenue is comprised primarily of seller commissions, seller listing and inspection fees and buyer transaction fees derived from the sale of equipment through the Company’s online marketplace. Transaction fees are charged to buyers as a transaction settlement cost. Listing fees are charged to sellers for listing equipment on the Company’s marketplace. Revenue is earned upon the sale of equipment, typically at the conclusion of a marketplace event, when bidding is concluded and a winning bid is established, at which time all significant terms of the sale transaction are known and a determination can be made that a sale of equipment is complete. Revenue is recorded net of an allowance for collapsed sales, which is an estimate by management of sales that are expected to collapse or default based on historical experience with similar buyers. The Company’s historical overall collapse sale experience factor has been approximately 3% to 4% of total gross merchandise volume. When an estimate for sales expected to collapse cannot be made, revenue is recognized when the equipment is accepted by the buyer and the proceeds are considered collectible.

In certain situations, the Company responds to requests from sellers and offers to guarantee minimum sales proceeds to sellers on selected consignments of equipment. In these arrangements, the Company is obligated to pay the agreed-upon minimum amount if the consigned equipment sells for less than the minimum price. In the event such consigned equipment sells above the minimum price in the aggregate, the Company is generally entitled to a share of the excess proceeds. The Company’s share of the excess, if any, is recorded in revenue together with the commission for guaranteed sales. Net gains and losses on guaranteed arrangements are recorded in revenue at the time the gain or loss is realized.

If certain pieces of equipment within a guaranteed lot remain unsold in a primary marketplace event, the Company records commission revenue and its share of excess sale proceeds, if any, only to the extent that the commission amount is fixed or determinable with respect to the items that have sold. Losses on guaranteed arrangements, if any, are provided for in the period in which the loss is incurred, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. Also, see Note 8 — Commitments and Contingencies — Guarantee Arrangements. During the years ended December 31, 2008, 2009 and 2010, the Company recorded revenue for guaranteed arrangements, net of losses, totaling $762,253, $1,963,622 and $5,486,132 respectively. During the three months ended March 31, 2010 and 2011, the Company recorded revenue for guaranteed arrangements, net of losses, totaling $1,172,323 and $2,629,973, respectively.

Revenue also includes the net profit or loss on the sale of purchased items. Periodically, as an accommodation to certain sellers and to maintain the liquidity and efficiency of the Company’s marketplace, the Company purchases and temporarily takes title to equipment that is sold through its marketplace in the same manner as consigned equipment. This occurs when either (1) a buyer has defaulted on a transaction, in which case the Company may elect to take the equipment into inventory and pay the seller, or (2) when the Company has purchased equipment outright from a seller in advance of a marketplace event, generally from a seller who desires immediate liquidity. Sellers typically maintain physical possession of the equipment at their location, and are contractually obligated to maintain insurance on the equipment up to and through buyer

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

acceptance of the equipment. In the case of default transactions, the Company considers such transactions as an extension of its original arrangement with the seller, and in the case of purchase transactions, such transactions are ancillary to its primary consignment model with sellers.

The following table provides supplemental information related to purchased equipment transactions for the periods indicated:

				Three Months Ended March 31,
	Year Ended December 31,			(unaudited)
	2008	2009	2010	2010	2011

Gross sale proceeds	$7,604,205	$7,107,164	$25,154,777	$9,175,767	$14,555,499
Costs of purchased equipment	7,661,846	6,528,142	23,041,396	6,990,801	14,176,716

Net gain (loss)	$(57,641)	$579,022	$2,113,381	$2,184,966	$378,783

For the years ended December 31, 2008, 2009 and 2010, and the three months ended March 31, 2010 and 2011 the gross sale proceeds represented 2.2%, 1.6%, 5.1%, 7.1% and 9.0%, respectively, of the total value of all equipment sold through the Company’s marketplace. The net gains and net loss were recorded as a component of revenue during the respective periods. The cost of equipment purchased for resale is recorded as inventory on the Company’s balance sheet and had a carrying value of $5,830,220, $10,714,311 and $2,789,189 as of December 31, 2009, 2010 and March 31, 2011, respectively.

Revenue from other related services, including transportation coordination, is recognized as services are provided. Sales and similar taxes assessed by governmental authorities are excluded from revenues.

Cost of Revenue

Cost of revenue includes the cost of performing comprehensive inspections of equipment to be sold in the Company’s marketplace. The inspections are generally performed at the seller’s physical location. Expenses include payroll costs and related benefits for the Company’s employees that perform and manage field inspection services and the related inspection report preparation and quality assurance, fees paid to contractors who also perform field inspections, related travel and incidental costs for the Company’s inspection service organization, and office and occupancy costs for its inspection services personnel. Cost of revenue also includes costs for the Company’s customer support, marketplace operations, site operations and title and lien investigation functions. Significant components of these costs include employee compensation, facilities costs, depreciation of equipment and lease and operations costs related to the Company’s third-party data centers, from which its website is hosted.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses consist of employee-related expenses and advertising costs. Employee related expenses include payroll and related benefits costs for employees dedicated to sales and marketing efforts, related travel, training, and other incidental costs incurred by sales and marketing personnel and outside advertising costs. Payroll costs include sales commissions earned by sales personnel based on seller commissions earned by the Company from sellers of equipment. Advertising costs include costs of promotions and advertising pieces in various industry trade journals and periodicals for specific marketplace events, costs of paid search engine advertising, and costs of email and occasional direct mail campaigns to website registrants and cost of participation in trade events.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Technology Expenses

Technology expenses include employee salaries and benefits, outside contractor costs, travel, amortization of software and hardware costs and other ancillary costs related to the Company’s information technology and software development group. These expenses also include various technology license fees related to outside technology applications that the Company employs in its internal operations. Technology costs are expensed as incurred, except for certain costs relating to the development of internal-use software and website development, including software used to upgrade and enhance the Company’s websites and processes supporting its business, which are capitalized and amortized over three years.

General and Administrative Expenses

General and administrative expenses reflect the costs of the Company’s executive, finance and human resources functions and include employee salaries, bonuses and benefits, travel and entertainment costs, office space leases and related occupancy costs, professional fees including audit, accounting, tax, legal and other consulting fees, general office supplies, and other general costs related to operating its business.

Accounts Receivable

Accounts receivable primarily consists of funds owed by buyers for equipment sold in the Company’s marketplace. The accounts receivable are generally collected within one week after the marketplace event. Accounts receivable also include amounts owed for listing fees, buyer transaction fees and other services such as auctions hosted on behalf of certain preferred providers.

Allowance for Doubtful Accounts

The Company makes estimates as to the overall collectability of accounts receivable and provides an allowance for accounts receivable considered uncollectible. The Company specifically analyzes its accounts receivable and historical bad debt experience, customer concentrations, customer credit-worthiness and changes in its customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Charges increasing the allowance for doubtful accounts are recorded in general and administrative expense. When the Company ultimately concludes that a receivable is uncollectible, the balance is charged against the allowance for doubtful accounts.

Marketplace Payables

Marketplace payables consist of funds received from buyers of equipment and are payable to the sellers or related lien holders upon closing of the sale.

Inventory

Inventory consists of equipment held for resale and is stated at the lower of cost or market. Cost is determined using the specific-identification method.

Fair Value of Financial Instruments and Fair Value Measurements

The fair value of the Company’s cash and cash equivalents, accounts receivable, seller advances, and accounts payable approximates their carrying values due to the short maturity of those instruments. The fair value of the Company’s seller note receivable approximates its carrying value because interest rates and other terms are at market rates.

The Company measures certain financial assets and liabilities that are reported at fair value each reporting period. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair value measurements are classified and disclosed in one of the following three categories:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities.

Level 2—Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuations based on inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company has cash equivalent investments that are subject to fair value measurement and are valued using Level 1 inputs.

The Company’s redeemable convertible preferred stock warrants are valued using Level 3 inputs. The change in the value of the warrant liability is summarized below:

Fair value as of December 31, 2008	$—
Fair value of warrants vested during the year	45,000
Change in fair value recorded in other non-operating expense	136,400

Fair value as of December 31, 2009	181,400
Fair value of warrants vested during the year	255,000
Change in fair value recorded in other non-operating expense	60,562

Fair value as of December 31, 2010	$496,962
Fair value of warrants vested during the quarter (unaudited)	—
Change in fair value recorded in other non-operating expense (unaudited)	209,381

Fair value as of March 31, 2011 (unaudited)	$706,343

Deferred Offering Costs

As of December 31, 2009, the Company deferred offering costs of $143,163 comprised of professional fees directly related to the Company’s proposed initial public offering of its common stock. These deferred offering costs were included in prepaid expenses and other current assets. During 2010, the Company deferred an additional $1,872,491 of direct costs relating to this offering. In the fourth quarter of 2010, the Company postponed the initial public offering of its common stock and, accordingly, expensed these costs during the year ended December 31, 2010. These costs are included in other non-operating expense.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, typically three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the life of the lease.

Capitalized Software Development Costs

The Company capitalizes direct costs related to the development of the Company’s online marketplace platform when the original code is enhanced to provide new functionality or features. The Company begins amortizing capitalized software costs when the software is substantially complete and ready for its intended use. For the years ended December 31, 2008, 2009 and 2010, the Company capitalized $255,383, $378,004, and $548,460, respectively, and for the three months ended March 31, 2010 and 2011, the Company capitalized $141,835 and $160,498, respectively. Such costs are amortized on a straight-line basis over three years.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock-Based Compensation

Stock-based compensation expense is recorded for all share-based payment awards made to employees and directors that are ultimately expected to vest based upon the awards’ estimated grant date fair value.

The Company estimates potential forfeitures and recognizes compensation cost only for those equity awards expected to vest. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures will be recognized in the period of change and will impact the amount of stock compensation expense to be recognized in future periods.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that it believes is more likely than not to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. Tax positions are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax positions.

A tax position is only recognized in the financial statements if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments that will result in recognition of additional tax benefits or additional charges to the tax provision and may not accurately reflect actual outcomes. The Company’s policy is to recognize interest and penalties relating to uncertain tax positions related to unrecognized tax benefits as a component of income tax expense.

Goodwill

The Company accounts for business combinations using the purchase method in accordance with relevant accounting guidance, which requires that goodwill not be amortized, but instead be tested for impairment at least annually, and more frequently upon the occurrence of certain events that indicate potential impairment. These tests are performed at the reporting unit level using a two-step, fair-value based approach. The Company’s operations are organized as two reporting units, which are equivalent to the Company’s reportable segments. In testing for a potential impairment of goodwill, the Company first compares the carrying value of assets and liabilities, including goodwill, to their estimated fair value. Goodwill impairment exists when the estimated fair value is less than the carrying value of the assets and liabilities, including goodwill.

The Company uses the income approach in order to calculate the estimated fair value of the reporting units based on estimated discounted future cash flows.

The Company conducts its annual impairment tests as of October 1. No impairments have been identified during the years ended December 31, 2008, 2009 and 2010 or the three months ended March 31, 2010 and 2011. The Company’s goodwill has been allocated to the North America reportable segment.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. There have been no such impairments of long-lived assets for the years ended December 31, 2008, 2009 and 2010 or the three months ended March 31, 2010 and 2011.

Advertising Costs

Advertising costs are expensed when incurred and are included in sales and marketing expense. Advertising expense for the years ended December 31, 2008, 2009 and 2010 were $2,264,479, $2,429,970 and $3,032,331, respectively. Advertising expense for the three months ended March 31, 2010 and 2011 were $666,418 and $955,482, respectively.

Net Income (Loss) Per Share

Basic net income (loss) per share attributed to common shares is computed by dividing the net income (loss) for the period by the weighted-average number of common shares outstanding during the period as reduced by the weighted average unvested common shares subject to repurchase by the Company. Diluted net income (loss) per share is computed by dividing the net income for the period by the weighted-average number of common and potentially dilutive shares outstanding during the period, to the extent such potentially dilutive shares are dilutive. Potentially dilutive shares are composed of incremental common shares issuable upon the exercise of stock options and warrants, unvested common shares subject to repurchase and convertible preferred stock.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Net income (loss)	$1,851,296	$12,848,157	$(5,713,993)	$(428,071)	$(892,983)

Basic shares:
Weighted-average common shares outstanding	2,960,735	3,260,423	4,414,436	3,918,143	4,790,396

Diluted shares:
Weighted-average shares used to compute basic net income per share	2,960,735	3,260,423	4,414,436	3,918,143	4,790,396
Effect of potentially dilutive securities:
Warrants to purchase convertible preferred stock	—	3,390	—	—	—
Employee stock options	1,203,672	2,363,939	—	—	—
Convertible preferred stock	17,816,661	18,096,047	—	—	—

Weighted average shares used to compute diluted net income per share	21,981,068	23,723,799	4,414,436	3,918,143	4,790,396

Net income (loss) per share:
Basic	$0.63	$3.94	$(1.29)	$(0.11)	$(0.19)

Diluted	$0.08	$0.54	$(1.29)	$(0.11)	$(0.19)

The following shares were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive:

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Warrants to purchase convertible preferred stock	10,943	—	7,310	10,943	7,388
Employee stock options	690,664	2,500	2,164,051	2,278,396	2,136,133
Convertible preferred stock	—	—	17,637,658	18,016,024	17,523,274
Performance-based warrants vested	—	119,863	270,833	250,000	275,000

	701,607	122,363	20,079,852	20,555,363	19,941,795

Performance-based awards, which consist of performance-based warrants issued in connection with convertible preferred stock issuances, are included in the diluted shares outstanding each period if established

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

performance criteria have been met at the end of the respective periods. However, if none of the required performance criteria have been met for such awards then the Company excludes the shares of such awards from its diluted shares outstanding.

Accordingly, weighted-average shares of 1,229,274, 836,613, 172,928, 662,565, and 75,000 shares have been excluded from the dilutive shares outstanding for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, respectively. Furthermore, these shares are not included as a component of the anti-dilutive shares because they are not considered potential common shares based on the status of the performance criteria included therein.

Pro forma basic and diluted net income per share of common stock have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

	Year Ended	Three Months Ended
	December 31,	March 31,
	2010	2011
		(unaudited)

Net income (loss)	$(5,713,993)	$(892,983)

Basic shares:
Weighted-average shares used to compute basic net income per share	4,414,436	4,790,396
Pro forma adjustments to reflect assumed weighted effect of conversion of convertible preferred stock	17,637,658	17,523,274

Weighted-average shares used to compute basic pro forma net income per share	22,052,094	22,313,670

Diluted shares:
Weighted-average shares used to compute diluted net income per share	4,414,436	4,790,396
Pro forma adjustments to reflect assumed weighted effect of conversion of convertible preferred stock	17,637,658	17,523,274

Weighted-average shares used to compute diluted pro forma net income per share	22,052,094	22,313,670

Pro forma net income (loss) per share:
Basic	$(0.26)	$(0.04)

Diluted	$(0.26)	$(0.04)

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income, which includes certain changes in equity that are excluded from net income (loss). Specifically, it includes foreign currency translation adjustments. Comprehensive income (loss) for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011 is included within the consolidated statements of convertible preferred stock and stockholders’ deficit.

Recent Accounting Pronouncements

In October 2009, the FASB issued an amendment to ASC 605-25, Multiple Element Arrangements, which modifies how a company separates consideration in multiple-delivery arrangements. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The amendment also clarifies that the

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendment also eliminates the residual method of allocating revenue and requires the use the relative selling price method. This amendment is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued an amendment to ASC 985-605, Software-Revenue Recognition, which modifies the accounting model for revenue arrangements that include both tangible products and software elements. This amendment to ASC 985-605 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The Company does not sell products that include both tangible products and software elements; therefore, this amendment did not impact the Company’s consolidated financial statements.

NOTE 3 –	RELATED-PARTY TRANSACTIONS

The Company has entered into agreements to sell used heavy equipment in the Company’s marketplace with five suppliers that are investors in the Company’s convertible preferred stock; two of these suppliers were represented on the Company’s board of directors as of December 31, 2009 though each had resigned from the board as of December 31, 2010. During the years ended December 31, 2008, 2009 and 2010, and the three months ended March 31, 2010 and 2011, the Company recorded revenue from these suppliers totaling, $7,528,398, $10,465,839, $6,366,675, $2,616,809 and $1,678,073, respectively. Amounts owed from these suppliers for billings of marketplace related services as of December 31, 2009, 2010 and March 31, 2011 were $806,692, $175,701 and $614,489, respectively. Amounts owed to these suppliers for sales proceeds as of December 31, 2009, 2010 and March 31, 2011 were $5,456,272 $6,018,939 and $3,686,765, respectively. Cost of revenue is not tracked on a per item or on a per customer basis for equipment sold in the Company’s marketplace as these costs are generally consistent across the Company’s customer base. The Company has no reasonable basis for tracking costs separately for such equipment. Accordingly, the Company has not separately disclosed related party cost of revenue on its consolidated statements of operations.

The Company uses its chief executive officer’s personally owned hunting plantation for sales and marketing meetings and entertaining customers. The total fees billed to the Company for use of the plantation during the years ended December 31, 2008, 2009, and 2010 and the three months ended March 31, 2010 and 2011 was $49,760, $78,790, $70,475, $30,350 and $50,875, respectively. As of December 31, 2009 and 2010 and March 31, 2011, the Company owed its chief executive officer $7,705, $11,475 and $0, respectively.

For information regarding additional related-party transactions, see also Note 10 regarding notes receivable held by the Company and issued by certain officers.

NOTE 4 –	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2009	2010

VAT receivables	$3,718,204	$4,224,225
Other	1,276,006	1,533,851

Total	$4,994,210	$5,758,076

The Company is a Value Added Tax (“VAT”) registered business in Europe based on local laws and regulations and is generally required to collect and remit VAT and file tax returns in seller location countries. VAT receivables consist of amounts due from local country tax authorities and primarily arise in situations where buyers are exempt from paying VAT. In these situations, the Company first remits VAT to local tax

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

authorities and subsequently files tax returns to claim refunds for the amounts remitted. Refunds are received as the tax returns and related claims are filed and accepted by the respective local tax authority.

NOTE 5 –	SELLER ADVANCES AND NOTE RECEIVABLE

Seller advances and note receivable consisted of the following:

	As of December 31,
	2009	2010

Seller advances	$46,043	$3,823,492
Note receivable	—	10,000,000

Total seller advances and note receivable	$46,043	$13,823,492

Seller Advances

In certain situations, the Company advances a portion of the expected sale proceeds to a seller prior to the sale of the related equipment in a marketplace event. These advances are recovered as the equipment is sold through the Company’s marketplace.

Note Receivable

In December 2010, the Company entered into a loan agreement with a seller (“Borrower”) whereby the Company advanced $10,000,000 to the Borrower. The loan is secured by all equipment of the Borrower, all of the Borrower’s accounts receivable, deposit accounts and all products and proceeds thereof. Interest accrues on the outstanding and unpaid principal balance at a rate equal to the prime rate plus 2.0% per year. Principal payments of $2,100,000, $1,900,000 and $1,000,000 are due on January 31, April 30 and June 30, 2011, respectively, with the remaining unpaid balance and accrued interest due and payable on the maturity date, September 30, 2011.

In addition to the loan agreement, the Company entered into a remarketing agreement with the seller to be the exclusive auction re-seller of certain designated equipment, including the equipment that secures the loan agreement. Sale proceeds (net of the Company’s commission and fees as stipulated in the remarketing agreement) on equipment sold through the Company’s marketplace can be applied to the principal amount on the loan at the seller’s discretion.

In December 2010, the Company also made cash advances of $1,400,000 under a listing agreement with this seller to sell certain equipment through the Company’s online marketplace in future auctions. These advances are included in seller advances as of December 31, 2010. Approximately $660,000 of the advance was repaid in the first quarter of 2011 as the related equipment was sold through the Company’s online marketplace.

Seller advances and note receivable are reviewed for impairment as of the end of each financial reporting period. An advance or note receivable is considered impaired if it is deemed probable that the Company will be unable to collect all amounts due according to the contractual terms of the arrangement. The Company reviews the equipment subject to the advance and note receivable against current market conditions to determine whether sale proceeds will be less than the amounts advanced to the seller. No impairments have been recorded on seller advances and note receivable during the years ended December 31, 2008, 2009 and 2010 or the three months ended March 31, 2010 and 2011.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 –	FIXED ASSETS

Fixed assets, which include software developed for internal use, consist of the following:

	As of December 31,
	2009	2010

Computer equipment and software	$4,393,022	$3,883,405
Furniture and fixtures	340,365	424,586
Leasehold improvements	344,404	541,056
Website application and infrastructure cost	1,406,789	1,943,293

	6,484,580	6,792,340
Less: accumulated depreciation and amortization	(3,921,420)	(4,107,779)

	$2,563,160	$2,684,561

Depreciation and amortization expense was $508,046, $846,671 and $1,159,722 for the years ended December 31, 2008, 2009, and 2010. Depreciation and amortization expense was $285,217 and $329,740 for the three months ended March 31, 2010 and 2011.

NOTE 7 –	ACCRUED SALES AND USE TAXES

The Company is subject to state and local sales and use tax regulations for sales sourced in the United States. These regulations require the Company to assess, collect, file and remit sales and use taxes to individual states and local jurisdictions. The Company also must obtain and retain resale certificates and shipping documentation for all transactions that are deemed exempt from the collection and remittance of sales tax when applicable. The Company records a sales and use tax contingency reserve based on estimates for transactions that may subsequently be determined to have been improperly exempted from sales tax. The estimates or assumptions used to determine the reserve may change in future periods and could materially affect the Company’s future operating results.

The following table is a summary of contingent accrued sales and use tax activity for the periods indicated.

	Year Ended December 31,
	2008	2009	2010

Balance at beginning of period	$1,487,768	$1,473,643	$1,952,817
Additions (reductions) to accrued sales and use tax	61,054	395,124	(767,096)
Additional interest	19,945	84,050	90,023
Payments resulting from audits	(95,124)	—	—

Balance at end of period	$1,473,643	$1,952,817	$1,275,744

Reductions to the accrued sales and use tax reserve in 2010 relate to the expiration of state-specific statutes of limitations as well as adjustments to the assumptions utilized in calculating the accrual based on subsequent document collection efforts and the results of state tax audits.

The balance as of December 31, 2009, 2010 and March 31, 2011 is recorded as a long-term liability as there were no sales tax audit assessments expected to be paid within 12 months.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8 –	COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities under non-cancelable operating leases, which expire at various dates between January 2011 and July 2013. During the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, rent expense for all offices totaled $352,328, $427,336, $600,371, $122,619 and $162,340 respectively. Certain leases contain an escalation clause calling for increased rents. Where a lease contains an escalation clause, rent expense is recognized on a straight-line basis over the lease term.

Future minimum payments under operating leases at December 31, 2010 having initial terms in excess of one year are as follows:

2011	$513,124
2012	438,467
2013	235,879

Total	$1,187,470

Loan and Security Agreement

Through April 30, 2009, the Company had available for use a loan and security agreement with a financing company that allowed the Company to borrow up to $10,000,000. Borrowings under this agreement were secured by equipment purchased for future sale in the Company’s marketplace. The agreement contained certain customary representations and warranties, covenants and events of default, including the requirement that the Company maintain net worth of at least $5,000,000 at all times. The interest rate on borrowings under the agreement was prime plus 0.75% per annum.

In January 2011, the Company entered into a loan and security agreement with the same financing company that allows the Company to borrow up to $7,500,000, subject to certain terms and conditions, including financial covenants. Borrowings under this agreement are secured by equipment purchases for future sale in the Company’s marketplace. The interest rate on borrowings under the agreement is the 90-day LIBOR rate plus 4.75% per year. The maturity date of the loan is April 30, 2012. In January 2011, the Company borrowed $5,017,000 pursuant to the loan and security agreement, of which $4,993,743 was repaid during the first quarter of 2011 and was in compliance with all covenants as of March 31, 2011.

Guarantee Arrangements

At December 31, 2009 and 2010 and March 31, 2011, outstanding guarantees under contract for equipment totaled $343,000, $15,247,863, and $12,680,768 respectively (undiscounted and before estimated proceeds from the sale in the marketplace). No loss contingencies were recorded relating to these guarantee arrangements as of December 31, 2009 and 2010. The Company recorded a loss contingency of approximately $80,000 relating to guarantee arrangements as of March 31, 2011.

Legal Proceedings

From time to time, the Company has been and may be involved in various legal proceedings. Although the outcome of these and other claims cannot be predicted with certainty, the Company’s management does not currently believe that the ultimate resolution of such matters will have a material adverse effect on the Company’s financial condition, cash flows, or results of operations.

On March 11, 2010, the Company repurchased 633,542 shares of Series A-1 convertible preferred stock from the Company’s former president and chairman, at a price of $0.10 per share, for an aggregate repurchase price of $63,354 pursuant to rights embodied in a June 2001 agreement with such holder. On April 2, 2010,

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Mr. Saadlou filed suit against the Company in Alameda County Superior Court in California, alleging that the Company did not have the right to repurchase such shares.

On April 23, 2010, the Company concurrently filed a demand for arbitration with the American Arbitration Association and a motion to stay the litigation and to compel arbitration. On June 23, 2010, the Alameda County Superior Court granted the motion to compel and stayed the litigation pending resolution of the arbitration. The arbitration is currently scheduled for the fourth quarter of 2011. The Company believes Mr. Saadlou’s allegations are without merit, and intends to defend against them vigorously.

If this litigation is not resolved in favor of the Company, this may potentially lead to the Company incurring significant legal fees and costs and the payment of damages allegedly caused by the repurchase, which could impact the Company’s results of operations.

NOTE 9 –	CONVERTIBLE PREFERRED STOCK AND WARRANTS

Convertible Preferred Stock

The Company’s convertible preferred stock at December 31, 2009 consisted of the following:

		Shares
		Issued
	Shares	and		Liquidation
Series	Authorized	Outstanding	Proceeds	Preference

A	8,500,000	8,373,110	$10,968,774	$10,968,774
A-1	3,200,000	3,136,036	3,136,036	3,136,036
B	8,300,000	6,197,670	37,185,988	37,185,988
C	1,250,000	450,000	4,000,000	4,000,000

	21,250,000	18,156,816	$55,290,798	$55,290,798

The Company’s convertible preferred stock at December 31, 2010 consisted of the following:

		Shares
		Issued
	Shares	and		Liquidation
Series	Authorized	Outstanding	Proceeds	Preference

A	8,500,000	8,373,110	$10,968,774	$10,968,774
A-1	3,200,000	2,502,494	3,072,682	2,502,493
B	8,300,000	6,197,670	37,185,988	37,185,988
C	1,250,000	450,000	4,000,000	4,000,000

	21,250,000	17,523,274	$55,227,444	$54,657,255

The Company’s convertible preferred stock at March 31, 2011 consisted of the following:

		Shares
	Shares	Issued &		Liquidation
Series	Authorized	Outstanding	Proceeds	Preference

A	8,500,000	8,373,110	$10,968,774	$10,968,774
A-1	3,200,000	2,502,494	3,072,682	2,502,493
B	8,300,000	6,197,670	37,185,988	37,185,988
C	1,250,000	450,000	4,000,000	4,000,000

	21,250,000	$17,523,274	$55,227,444	$54,657,255

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Under the Company’s certificate of incorporation, preferred stock is issuable in series, and the board of Directors is authorized to determine the rights, preferences, and terms of each series.

In June 2009, the Company sold 125,000 shares of Series C convertible preferred stock for aggregate proceeds of $1,000,000. The Company did not sell any additional shares of convertible preferred stock during 2009 and 2010 and 2011 to date. In March 2010, the Company repurchased 633,542 shares of Series A-1 convertible preferred stock for $63,354.

Dividends

Series A, Series B and Series C preferred stockholders are entitled to non-cumulative dividends of $0.10, $0.48 and $0.64 per share, respectively, prior to any dividend on the Series A-1 preferred stock. Series A-1 preferred stockholders are entitled to receive non-cumulative dividends at $0.08 per share. Dividends will be paid only when declared by the board of directors out of legally available funds. No dividends had been declared as of December 31, 2009 or 2010.

Conversion

Each share of convertible preferred stock is, at the option of the holder, convertible into one share of common stock. The outstanding shares of convertible preferred stock automatically convert into shares of common stock on the closing of an underwritten public offering of common stock under the Securities Act of 1933, in which the Company receives at least $20,000,000 in net proceeds and the offering price per share is at least $12.00, or upon written consent of holders of a majority of the convertible preferred stock.

Liquidation Preference

Series A and Series B preferred stockholders are entitled to receive, upon liquidation, an amount per share of $1.31 and $6.00, respectively, at an equal rate, plus declared and unpaid dividends. Series C preferred stockholders are entitled to receive, upon liquidation, the amount paid per share. Series C preferred stockholders have paid an average of $8.88 per share. After the distribution to Series A, Series B and Series C preferred stockholders, Series A-1 preferred stockholders are entitled to receive an amount equal to $1.00 per share, plus declared but unpaid dividends. Thereafter, any remaining assets shall be distributed pro rata to the common stockholders.

Voting

Each holder of Series A, Series B and Series C convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such preferred shares are convertible and have voting rights and powers equal to the voting rights and powers of the common stock. The holders of Series A-1 convertible preferred stock do not have voting rights.

Warrants

In April 2000, the Company entered into an agreement with a leasing company for computer and office equipment. In connection with this lease arrangement, the Company issued a warrant to purchase 10,943 shares of Series A convertible preferred stock at an exercise price of $3.655 per share. The Company valued the warrant using the Black-Scholes valuation model with the following assumptions: volatility – 70%; expected life – seven years; risk free interest rate – 6.26%; and no dividend yield. The resulting Black-Scholes value of $19,042 was recorded as a prepaid expense and was amortized to interest expense over the term of the lease agreement. The warrant is fully vested and exercisable through five years from the effective date of the Company’s initial public offering. These warrants were outstanding as of December 31, 2009 and 2010.

In May 2007, the Company issued three separate common stock warrants in connection with its sale of 166,667 shares of Series B convertible preferred stock to an investor. The first warrant provided for the issuance of 293,781 shares of common stock upon exercise, an exercise price of $3.40 and an expiration date

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of March 1, 2008. The second warrant provided for the issuance of 391,709 shares of common stock upon exercise, an exercise price of $2.56 per share and an expiration date of March 1, 2009. The third warrant provided for the issuance of 587,565 shares of common stock upon exercise, an exercise price of $1.70 per share and an expiration date of March 1, 2010. The warrants would have been exercisable upon the achievement of certain performance-based goals; however, such goals were not met, and the first, second and third warrants expired on March 1, 2008, 2009 and 2010, respectively. Accordingly, no valuation was performed on these warrants as they expired prior to becoming exercisable.

In August 2008, the Company issued two separate warrants exercisable for Series C convertible preferred stock in connection with the sale of 125,000 shares of Series C convertible preferred stock. The first and second warrants expire on June 13, 2014 and June 30, 2014, respectively. Each warrant provides for the issuance of 125,000 shares of Series C convertible preferred stock at an exercise price of $8.00 per share that are exercisable upon the achievement of certain sales-based goals. The investor achieved the sales-based goals in January 2009 and January 2010 and the warrants became exercisable. The January 2009 warrants were valued using the option pricing method, which employed a Black-Scholes model with the following assumptions: volatility – 58%; expected life – three years; risk free interest rate – 1.0%; and no dividend yield. The January 2010 warrants were valued using the PWERM and considered the following future liquidity scenarios: initial public offering, sale or merger of the Company, and liquidation. The resulting $45,000 and $212,500 valuations related to the first and second warrants, respectively, have been recorded as a reduction in revenue for the year ended December 31, 2009 and 2010, respectively.

In June 2009, the Company also issued two separate warrants exercisable for Series C convertible preferred stock in connection with the sale of 125,000 shares of Series C convertible preferred stock. One warrant provides for the issuance of 50,000 shares of Series C convertible preferred stock, an exercise price of $8.00 per share and an expiration date of June 30, 2014. The other warrant provides for the issuance of 50,000 shares of Series C convertible preferred stock, an exercise price of $9.00 per share and an expiration date of June 30, 2014. Each warrant becomes exercisable upon the achievement of certain sales-based goals. The investor achieved certain sales-based goals in January 2010 and the first warrant with respect to 25,000 shares became exercisable. The warrants were valued using the PWERM and considered the following future liquidity scenarios: initial public offering, sale or merger of the Company, and liquidation. The resulting $42,500 valuation has been recorded as a reduction in revenue for the year ended December 31, 2010. The remaining 25,000 shares associated with the first warrant and 25,000 shares associated with the second warrant are not exercisable as the investor did not achieve the sales-based goals. The remaining 25,000 shares associated with the second warrant will be measured off of future events in 2011.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of warrant activity follows:

	Common	Preferred Shares
	Shares	Series A	Series B	Series C

Balance at December 31, 2007	1,273,055	10,943	—	—
Grants	—	—	—	250,000
Expirations	(293,781)	—	—	—
Exercises	—	—	—	—

Balance at December 31, 2008	979,274	10,943	—	250,000
Grants	—	—	—	100,000
Expirations	(391,709)	—	—	—
Exercises	—	—	—	—

Balance at December 31, 2009	587,565	10,943	—	350,000

Grants	—	—	—	—
Expirations	(587,565)	—	—	(25,000)
Exercises	—	—	—	—

Balance at December 31, 2010	—	10,943	—	325,000

Grants	—	—	—	—
Expirations	—	—	—	(25,000)
Exercises	—	—	—	—

Balance at March 31, 2011	—	10,943	—	300,000

NOTE 10 –	COMMON STOCK AND STOCK OPTIONS

Common Stock

At December 31, 2010, the Company had reserved shares of common stock for future issuance as follows:

Shares
Options outstanding under the 1999 Stock Plan	3,870,751
Options available for future grants under the 1999 Stock Plan	163,107
Convertible preferred stock	17,523,274
Convertible preferred stock warrants	310,943

21,868,075

At March 31, 2011, the Company had reserved shares of common stock for future issuance as follows:

Shares

Options outstanding under the 1999 Stock Plan	4,825,939
Options available for future grants under the 1999 Stock Plan	175,836
Convertible preferred stock	17,523,274
Convertible preferred stock warrants	310,943

22,835,992

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Options

The Company’s 1999 Stock Plan (the “1999 Stock Plan”) provides for the issuance of up to 9,064,009 shares of common stock to employees, officers and consultants. Options granted under the 1999 Stock Plan may be either incentive stock options (“ISOs”) or non-statutory stock options (“NSOs”). The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. If at any time the Company grants an option and the optionee directly or by attribution owns stock comprising more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 100% of the fair value at that date. Options and unvested shares of restricted stock awards generally vest and become exercisable over a period of two to four years, with a maximum term of 10 years. The 1999 Stock Plan also allows the Company to award stock purchase rights to employees, officers, directors, and consultants. The purchase may be in combination or entirely in the form of cash, a promissory note, or cancellation of indebtedness.

Several officers of the Company had the right to early exercise their option awards either through a note receivable or cash. These early exercises are subject to the Company’s right of repurchase at the original purchase price. This repurchase right generally lapses at a rate of 1/4 of the shares on the 12-month anniversary of the officer’s vesting commencement date, and 1/48 of the original number of shares per month thereafter, as long as the officer remains an employee or a consultant. As of December 31, 2009 and 2010 and March 31, 2011, there were 349,308, 139,723 and 87,327 shares, respectively, of common stock outstanding that were subject to repurchase by the Company.

A summary of the activity for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011 of stock options and stock rights under the 1999 Stock Plan is as follows:

			Weighted-
			Average
			Exercise
	Shares	Shares	Price
	Available	Outstanding	Per Share

Balance at December 31, 2007	215,383	3,429,882	$0.76
Additional shares authorized	1,000,000	—	—
Granted	(905,124)	905,124	1.58
Exercised	—	(390,417)	0.64
Forfeited	101,200	(101,200)	1.34

Balance at December 31, 2008	411,459	3,843,390	0.94
Additional shares authorized	500,000	—	—
Granted	(355,425)	355,425	1.76
Exercised	—	(404,286)	0.74
Forfeited	256,569	(256,569)	1.08

Balance at December 31, 2009	812,603	3,537,959	1.04
Additional shares authorized	230,000	—	—
Granted	(1,105,675)	1,105,675	6.00
Exercised	—	(546,704)	0.88

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Weighted-
			Average
			Exercise
	Shares	Shares	Price
	Available	Outstanding	Per Share

Forfeited	226,179	(226,179)	4.90

Balance at December 31, 2010	163,107	3,870,751	$2.20
Additional shares authorized	1,000,000	—	—
Granted	(997,750)	997,750	6.02
Exercised	—	(32,083)	0.84
Forfeited	10,479	(10,479)	5.30

Balance at March 31, 2011	175,836	4,825,939	$3.04

Options vested at March 31, 2011		2,717,458	$1.42

As of December 31, 2010 and March 31, 2011 the weighted-average remaining contractual life of options outstanding was 6.4 and 7.0 years, the weighted-average remaining contractual life of options vested and exercisable was 5.3 and 5.3 years, and the weighted-average exercise price of options vested and exercisable was $1.22 and $1.42, respectively.

The Company selected the Black-Scholes option-pricing model to determine the fair value of stock option awards granted subsequent to January 1, 2006. For these awards, the Company recognizes compensation cost on a straight-line basis over the awards’ vesting period. Options typically vest with respect to 25% of the shares one year after the option’s vesting commencement date and the remainder ratably on a monthly basis over the following three years.

The fair value for options granted during the periods presented below was estimated at the date of the grant using the following assumptions:

				Three Months
	Year Ended December 31,			Ended March 31,
	2008	2009	2010	2010	2011

Expected life in years	6	6	6	6	6
Risk-free interest rate	2.75%-3.32%	2.11%- 2.80%	1.39%-2.84%	2.68%-2.84%	2.35%-2.55%
Volatility	58%	55%-58%	47%-62%	62%-67%	47%
Dividend yield	—	—	—	—	—

The expected term represents the period that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of the Company’s stock-based awards. The computation of expected volatility for the years ended December 31, 2008, 2009, and 2010 and the three months ended March 31, 2010 and 2011, was based on the historical volatility of comparable companies from a representative peer group selected based on industry and market capitalization data.

The weighted-average grant date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $0.92, $1.76 and $3.20 per share, respectively, and during the three months ended March 31, 2011 was $3.05. As of December 31, 2010 and March 31, 2011, total compensation cost related to

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

stock options granted, but not yet recognized, was $3,037,365 and $4,778,127 which the Company expects to recognize over a weighted-average period of 3.0 and 3.9 years respectively. The intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011 was estimated to be $335,846, $462,015, $2,664,207 and $198,090 respectively.

The following table summarizes the components of total stock-based compensation expense included in the Company’s statements of operations:

				Three Months
	Year Ended December 31,			Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Cost of revenue	$38,475	$47,051	$188,120	$41,223	$58,632
Operating Expenses:
Sales and marketing	105,080	148,287	401,548	78,006	123,869
Technology	35,166	808,783	497,229	419,081	37,209
General and administrative	190,439	287,476	556,572	159,973	273,232
Other non-operating expense	21,000	935,293	834,000	474,000	—

Total stock-based compensation expense	$390,160	$2,226,890	$2,477,469	$1,172,283	$492,942

Notes Receivable from Stockholders

During the year ended December 31, 2000, the Company accepted promissory notes receivable from certain officers in consideration for the early exercise of stock options. The promissory notes were secured by the underlying shares of common stock. The notes receivable, totaling $160,550, bore interest at 6.69% and were due on the earlier of March 1, 2011 and 18 months from the date of an initial public offering. The options were accounted for using variable plan accounting and the Company recognized compensation expense of $77,700, $1,731,600, $1,236,900 and $876,900 during the years ended December 31, 2008, 2009, 2010 and three months ended March 31, 2010 respectively, related to these stock options. There was no compensation expense recognized during the three months ended March 31, 2011 related to these stock options.

During 2008, one of the officers subject to a promissory note with a principal amount of $39,000 left the Company. Subsequent to the officer’s departure, the Company continued to account for the options exercised in connection with the note under variable accounting as the promissory note remained outstanding. Compensation expense was recorded as other non-operating expense within the Company’s consolidated statements of operations as the officer was no longer part of continuing operations. In April 2010, the Company entered into an agreement with this former officer to terminate the future accrual of interest on the promissory note through the maturity date. The termination of the interest accrual resulted in the exercise price of the award being fixed and, as a result, terminated variable accounting on this award. The Company recorded compensation expense of $360,000 upon termination of the interest accrual relating to the final measurement of this award based on the fair market value of the Company’s common stock on the termination date. This note was repaid in March 2011 through a net share settlement with the former officer.

In February 2010, the Company received the full principal payment of $33,150 and accrued interest of $22,062 on a promissory note receivable from a current officer. In May 2010, another note from a former officer with a principal amount of $88,400 and accrued interest of $84,368 was repaid in full.

In November 2007, the Company accepted a promissory note receivable from one officer in consideration for the early exercise of stock options. The promissory note was secured by the underlying shares of common

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

stock. The note receivable, totaling $821,571, bore interest at 4.39% and was due on the earlier of March 1, 2011 and 18 months from the date of an initial public offering. During February 2010, the Company received a payment for principal of $821,571 and interest of $84,701. As of December 31, 2010, approximately 140,000 shares remain subject to repurchase by the Company.

The notes receivable discussed above are considered non-recourse notes under the relevant accounting guidance. Due to the non-recourse nature of the notes, the resulting exercise of the stock options was determined to be not substantive until the notes were repaid or the award expired. Therefore, the Company did not reflect the exercise of the awards subject to a note receivable for accounting purposes in its balance sheet until the notes were repaid.

The Company also issued unsecured loans to one officer in connection with his initial employment. The loans, totaling $20,000, bear interest at 6.69%. The interest receivable on these notes totaled $11,638 at December 31, 2009. The loans were repaid in full on February 19, 2010, which included interest of $11,815.

NOTE 11 –	INCOME TAXES

Income (loss) before income tax provision consists of the following:

	Year Ended December 31,
	2008	2009	2010

Domestic	$4,911,982	$8,798,043	$3,909,100
Foreign	(2,747,766)	(4,645,834)	(5,844,855)

	$2,164,216	$4,152,209	$(1,935,755)

The components of the provision for income taxes were as follows for the periods presented.

	Year Ended December 31,
	2008	2009	2010

Current:
Federal	$95,093	$179,489	$125,247
State	217,827	279,691	112,914

	312,920	459,180	238,161

Deferred:
Federal	—	(7,324,275)	1,979,536
State	—	(1,830,853)	1,560,541

	—	(9,155,128)	3,540,077

Total provision (benefit) for income taxes	$312,290	$(8,695,948)	$3,778,238

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The deferred tax assets were as follows for the periods presented:

	As of December 31,
	2009	2010

Deferred tax assets:
Net operating loss carryforwards	$9,497,649	$9,152,266
Tax credits carryforwards	1,109,721	1,253,795
Accruals and reserves	1,114,444	861,463
Stock compensation expense	89,416	110,611

Total gross deferred tax assets	11,811,230	11,378,135
Valuation allowance	(2,386,998)	(5,380,987)

Net deferred tax assets	9,424,232	5,997,148

Deferred tax liabilities:
Depreciation and amortization	269,104	384,096

Deferred tax liabilities	269,104	384,096

Net deferred tax assets	$9,155,128	$5,613,052

Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers various sources of taxable income and all available positive and negative evidence about these possible sources of taxable income.

In 2009, the Company concluded that it was more likely than not that it would be able to realize the benefit of certain of these deferred tax assets in the future based on historical and projected operating performance, as well as the expectations that its operations will generate sufficient taxable income in future periods to be able to realize a portion of the tax benefits associated with the deferred tax assets. Accordingly, the Company recognized a net tax benefit of $8,695,948 resulting primarily from the release of substantially all of the U.S. federal and state net deferred tax valuation allowance.

During the year ended December 31, 2010, the Company established a valuation allowance to fully reserve its California state deferred tax assets due to the impact of California tax legislation enacted in October 2010 that suspended the use of net operating losses for 2010 and 2011 combined with anticipated further reductions in the California apportionment factor due to market based sourcing rules effective January 1, 2011. This resulted in an increase to the valuation allowance of approximately $1,500,000. The Company continues to maintain a full valuation allowance on its foreign net operating losses.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal income tax rate as follows:

	2008	2009	2010

Tax (benefit) at federal statutory rate	34.0%	34.0%	(34.0)%
State, net of federal benefit	5.0	4.5	(4.4)
Stock-based compensation	6.4	19.6	46.0
Other permanent items	12.7	10.9	17.9
Credits	(4.4)	(26.8)	(7.6)
Foreign losses not benefited	44.3	39.0	107.8
Other items not individually material	(2.6)	12.2	(7.9)
Change in valuation allowance	(80.9)	(302.9)	77.4

	14.5%	(209.5)%	195.2%

As of December 31, 2009, and 2010, the Company had U.S. federal net operating loss carryforwards of approximately $16.5 million and 11.6 million, respectively. As of December 31, 2009 and 2010, the Company had California state net operating loss carryforwards of $25.7 million, and 25.8 million, respectively. As of December 31, 2009 and 2010, the Company had foreign net operating losses of $8.7 million and $14.7 million, respectively. The U.S. federal and state net operating loss carryforwards will expire in varying amounts starting in 2022 and 2016, respectively. The foreign net operating losses will be carried forward indefinitely. The federal net operating loss carryforwards at December 31, 2010 include $750,000, of excess deductions from the exercise of stock options, the benefit of which will be reflected as an increase in additional paid-in-capital when realized.

In addition, the Company has approximately $696,000 of U.S. federal and $386,000 of California research credits available for carryforward. The federal credit carryforwards expire at various times through 2020. California tax credit carryforwards have no expiration dates.

Utilization of the net operating loss carryforwards may be subject to annual limitations due to the ownership percentage change provisions of the Internal Revenue Code of 1986 (“IRC”) and similar state provisions. The annual limitations may result in the inability to fully offset future annual taxable income and could result in the expiration of the net operating loss carryforwards before utilization. The Company has prepared an IRC Section 382 limitation analysis and does not believe any of its net operating losses are subject to expiration prior to utilization.

Unrecognized tax benefits as of December 31, 2009 and 2010 totaled $262,000 and $271,000, respectively. Additions based on tax positions related to 2010 total approximately $9,000. If any unrecognized tax benefits are recognized, the effective tax rate would be affected by the full amount. The Company’s policy is to classify interest accrued or penalties related to unrecognized tax benefits as a component of income tax expense. Interest and penalties associated with unrecognized tax benefits have not been material in any of the years presented.

The Company’s federal and California returns are currently open to audit under the statute of limitations for the years ending December 31, 2000 through December 31, 2009. Tax years 2000 – 2007 for federal and 2000 – 2006 for California are open due to non-utilized net operating losses and research and development credits. The Company’s other state returns are open to audit under the statute of limitations for the years ending December 31, 2006 through December 31, 2009. These years are open due to net operating losses and tax credit carryover unutilized from such years. The Company’s foreign tax returns are open to audit under the statute of limitations from 2007 to 2009.

NOTE 12 –	RETIREMENT PLAN

The Company has a defined contribution retirement plan, or the Retirement Plan, for full-time employees, which qualifies under Section 401(k) of the IRC. Under the terms of the Retirement Plan, employees may

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

contribute up to 15%, subject to Internal Revenue Service limitations, of their annual compensation. The Retirement Plan, provides for discretionary employer contributions. During the years ended December 31, 2008, 2009 and 2010 there were employer contributions to the Retirement Plan, of $65,519, $76,491, and $101,489, respectively.

NOTE 13 –	SEGMENTS

The Company has concluded that it operates in one industry, an online marketplace, in two distinct geographic locations and therefore has two reportable segments: North America, which includes the U.S., Canada and Mexico, and international, which includes Europe and the U.A.E. Reportable segments have been identified based on how management makes operating decisions, assesses performance and allocates resources. The chief executive officer acts as the chief operating decision maker on behalf of each segment. Management reviews asset information on a global basis, not by segment.

The Company is domiciled in the United States and has international operations in Europe and the U.A.E. Information regarding the Company’s operations by geographic area is presented below:

	North
	America	International	Total
	Segment	Segment	Consolidated

2008
Revenue	$34,691,122	$297,933	$34,989,055
Income (loss) from operations	4,377,908	(2,605,753)	1,772,155
Long-lived assets	2,055,642	176,025	2,231,667
2009
Revenue	$49,517,583	$5,156,813	$54,674,396
Income (loss) from operations	8,842,230	(3,682,595)	5,159,635
Long-lived assets	2,775,559	202,357	2,977,916
2010
Revenue	$53,468,399	$5,090,307	$58,558,706
Income (loss) from operations	6,037,434	(5,203,799)	833,635
Long-lived assets	2,709,173	168,871	2,878,044
March 31, 2010
Revenue (unaudited)	$14,449,292	$1,758,501	$16,207,793
Income (loss) from operations (unaudited)	2,004,775	(1,431,500)	573,275
Long-lived assets (unaudited)	2,645,923	233,871	2,879,794
March 31, 2011
Revenue (unaudited)	$16,272,551	$1,413,795	$17,686,346
Income (loss) from operations (unaudited)	487,465	(645,528)	(158,063)
Long-lived assets (unaudited)	2,438,263	198,726	2,636,989

The Company’s revenue and income (loss) from operations by geographic area corresponds to those of the equivalent reportable segments. The Company had one customer that represented 16%, and 12%, of total revenue for the years ended December 31, 2008 and 2009, respectively, which was included in results of the North America and International segments shown above. No single customer represented over 10% of revenue for the year ended December 31, 2010 and three months ended March 31, 2011.

NOTE 14 –	SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 13, 2011, the date these financial statements were available to be issued.

IRONPLANET.COM

NORTH AMERICAN MARKETPLACE EVENT

EVENT HIGHLIGHTS FEBRUARY 24, 2011

14,842	AUCTION ATTENDEES
1,196	TOTAL UNIQUE BIDDERS
20	AVERAGE BIDS PER ITEM
51	NUMBER OF BIDDER COUNTRIES
67%	ITEMS WITH INTERNATIONAL BIDS
30%	ITEMS SOLD TO INTERNATIONAL BUYERS
667	NUMBER OF ITEMS SOLD
$22.2mm	GROSS MERCHANDISE VOLUME

     The graphic above highlights certain information from a single North American marketplace event held in February 2011. Our February North American marketplace events in the last three years have been larger than our average weekly North American auctions held throughout the year, as the February time frame is an active selling period in the used equipment industry. While the Gross Merchandise Volume and the number of unique bidders from this February 2011 event are higher than our average for weekly North American auctions held in 2010, we believe that the other participation statistics are representative of the scope and breadth of our online marketplace.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than the underwriting discounts and commissions payable in connection with the sale of the common stock being registered. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount
SEC registration fee		$6,560
FINRA filing fee		9,700
Initial NASDAQ Global Market listing fee		100,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Directors’ and officers’ insurance		*
Road show expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we will enter into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 6 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

During the last three years, we made sales of the following unregistered securities:

1. On August 28, 2008, we issued 125,000 shares of our Series C preferred stock and warrants to purchase 250,000 shares of our Series C preferred stock, at an exercise price of $8.00 per share, to an accredited investor for an aggregate purchase price of $1,000,000.

2. On August 29, 2008, we issued 200,000 shares of our Series C preferred stock at a purchase price of $10.00 per share, to an accredited investor for an aggregate purchase price of $2,000,000.

3. On June 25, 2009, we issued 125,000 shares of our Series C Preferred stock, warrants to purchase 50,000 shares of our Series C preferred stock, at an exercise price of $8.00 per share and warrants to purchase 50,000 shares of our Series C preferred stock, at an exercise price of $9.00 per share, to an accredited investor for an aggregate purchase price of $1,000,000.

4. Since December 31, 2007, we have granted stock options and stock purchase rights to purchase an aggregate of 3,360,220 shares of our common stock at exercise prices ranging from $1.40 to $8.00 per share to a total of 379 employees, consultants and directors under our 1999 Stock Plan.

5. Since December 31, 2007, we have issued and sold an aggregate of 1,389,722 shares of our common stock to employees, consultants and directors at prices ranging from $0.13 to $6.24 per share pursuant to exercises of options and stock purchase rights granted under our 1999 Stock Plan.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(1) of the Securities Act, Section 4(2) of the Securities Act, Regulation S promulgated thereunder, Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with IronPlanet, to information about IronPlanet.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit
Number		Description of Exhibit

1	.1**	Form of Underwriting Agreement
3	.1**	Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3	.2**	Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3.3		Form of Amended and Restated Certificate of Incorporation, to be effective upon closing of the offering
3	.4**	Amended and Restated Bylaws, as currently in effect
3	.5**	Form of Amended and Restated Bylaws, to be effective upon the closing of the offering
4	.1**	Form of Common Stock Certificate
4	.2**	Third Amended and Restated Investors’ Rights Agreement, dated August 28, 2008
4	.3**	Amendment to Third Amended and Restated Investors’ Rights Agreement, dated August 29, 2008
4	.4**	Amendment to Third Amended and Restated Investors’ Rights Agreement, dated June 30, 2009
4	.5**	Warrant Agreement issued to Comdisco, Inc., dated April 19, 2000, as amended by a letter dated June 14, 2002
4	.6†**	Series C Preferred Stock Warrant issued to Ring Power Corporation, dated August 28, 2008
4	.7†**	Series C Preferred Stock Warrant issued to Ring Power Corporation, dated August 28, 2008
4	.8†**	Series C Preferred Stock Warrant issued to Empire Southwest LLC, dated June 30, 2009
4	.9†**	Series C Preferred Stock Warrant issued to Empire Southwest LLC, dated June 30, 2009
5	.1*	Form of Opinion of Orrick, Herrington & Sutcliffe LLP
10	.1**	IronPlanet, Inc. 1999 Stock Plan, including form of option agreement
10.2		IronPlanet, Inc. 2011 Equity Incentive Plan
10	.3**	Form of Indemnification Agreement for directors and officers
10	.4**	Employment Agreement with Gregory J. Owens, dated February 11, 2010
10	.5**	Employment Agreement with Michael J. O’Donnell, dated February 11, 2010
10	.6**	Employment Agreement with James J. Jeter, dated February 11, 2010
10	.7**	Employment Agreement with Jeffrey L. Barca-Hall, dated February 11, 2010
10	.8**	Employment Agreement with Michael D. Groves, dated February 11, 2010

10	.9**	IronPlanet, Inc. Director Compensation Policy
10	.10**	Lease, dated April 28, 2000, as amended, with Central Building, LLC
10	.11**	Third Amended and Restated Voting Agreement, dated September 27, 2000
10	.12**	Board Observer Agreement with Komatsu America Corp., effective March 15, 2010
10	.13**	Form of Preferred Provider Agreement
10	.14†	Agreement with Caterpillar Financial Services Corporation, dated January 1, 2010, as amended effective November 1, 2010
10	.15†	Agreement with Komatsu Financial L.P., dated June 14, 2010, as amended effective June 15, 2011
10.16		Master Loan and Security Agreement with FCC Equipment Financing, dated January 11, 2011
21	.1**	List of Subsidiaries
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23	.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney
99	.1**	Consent of Manfredi & Associates, Inc.

*	To be filed by Amendment. All other exhibits are filed herewith.

**	Previously filed.

†	Confidential Treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedule

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on June 22, 2011.

IRONPLANET, INC.

By:	/s/ Gregory J. Owens
Gregory J. Owens
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name		Title	Date

/s/ Gregory J. Owens Gregory J. Owens		Chairman and Chief Executive Office (Principal Executive Officer)	June 22, 2011

/s/ Michael J. O’Donnell Michael J. O’Donnell		Chief Financial Officer (Principal Financial and Accounting Officer)	June 22, 2011

* Robert L. Evans		Director	June 22, 2011

* Arthur Patterson		Director	June 22, 2011

* Mark J. Rubash		Director	June 22, 2011

* Ted Schlein		Director	June 22, 2011

* Roger S. Siboni		Director	June 22, 2011

* Stephanie Tilenius		Director	June 22, 2011

*By:	/s/ Michael J. O’Donnell Michael J. O’Donnell Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	.1**	Form of Underwriting Agreement
3	.1**	Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3	.2**	Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3.3		Form of Amended and Restated Certificate of Incorporation, to be effective upon closing of the offering
3	.4**	Amended and Restated Bylaws, as currently in effect
3	.5**	Form of Amended and Restated Bylaws, to be effective upon the closing of the offering
4	.1**	Form of Common Stock Certificate
4	.2**	Third Amended and Restated Investors’ Rights Agreement, dated August 28, 2008
4	.3**	Amendment to Third Amended and Restated Investors’ Rights Agreement, dated August 29, 2008
4	.4**	Amendment to Third Amended and Restated Investors’ Rights Agreement, dated June 30, 2009
4	.5**	Warrant Agreement issued to Comdisco, Inc., dated April 19, 2000, as amended by a letter dated June 14, 2002
4	.6†**	Series C Preferred Stock Warrant issued to Ring Power Corporation, dated August 28, 2008
4	.7†**	Series C Preferred Stock Warrant issued to Ring Power Corporation, dated August 28, 2008
4	.8†**	Series C Preferred Stock Warrant issued to Empire Southwest LLC, dated June 30, 2009
4	.9†**	Series C Preferred Stock Warrant issued to Empire Southwest LLC, dated June 30, 2009
5	.1*	Form of Opinion of Orrick, Herrington & Sutcliffe LLP
10	.1**	IronPlanet, Inc. 1999 Stock Plan, including form of option agreement
10.2		IronPlanet, Inc. 2011 Equity Incentive Plan
10	.3**	Form of Indemnification Agreement for directors and officers
10	.4**	Employment Agreement with Gregory J. Owens, dated February 11, 2010
10	.5**	Employment Agreement with Michael J. O’Donnell, dated February 11, 2010
10	.6**	Employment Agreement with James J. Jeter, dated February 11, 2010
10	.7**	Employment Agreement with Jeffrey L. Barca-Hall, dated February 11, 2010
10	.8**	Employment Agreement with Michael D. Groves, dated February 11, 2010
10	.9**	IronPlanet, Inc. Director Compensation Policy
10	.10**	Lease, dated April 28, 2000, as amended, with Central Building, LLC
10	.11**	Third Amended and Restated Voting Agreement, dated September 27, 2000
10	.12**	Board Observer Agreement with Komatsu America Corp., effective March 15, 2010
10	.13**	Form of Preferred Provider Agreement
10	.14†	Agreement with Caterpillar Financial Services Corporation, dated January 1, 2010, as amended effective November 1, 2010
10	.15†	Agreement with Komatsu Financial L.P., dated June 14, 2010, as amended effective June 15, 2011
10.16		Master Loan and Security Agreement with FCC Equipment Financing, dated January 11, 2011
21	.1**	List of Subsidiaries
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23	.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney
99	.1**	Consent of Manfredi & Associates, Inc.

*	To be filed by Amendment. All other exhibits are filed herewith.

**	Previously filed.

†	Confidential Treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.